Exhibit 99.1

Report to Shareholders for the Second Quarter, 2026 www.cibc.com May 28, 2026
Report of the President and Chief Executive Officer
Overview of results
CIBC today announced its financial results for the second quarter ended April 30, 2026.
Second quarter highlights

	Q2/26	Q2/25	Q1/26	YoY Variance	QoQ Variance
Revenue	$8,006 million	$7,022 million	$8,398 million	+14%	-5%
Reported Net Income	$2,465 million	$2,007 million	$3,100 million	+23%	-20%
Adjusted Net Income (1)	$2,471 million	$2,016 million	$2,685 million	+23%	-8%
Adjusted pre-provision, pre-tax earnings (1)	$3,815 million	$3,214 million	$4,079 million	+19%	-6%
Reported Diluted Earnings Per Share (EPS)	$2.53	$2.04	$3.21	+24%	-21%
Adjusted Diluted EPS (1)	$2.54	$2.05	$2.76	+24%	-8%
Reported Return on Common Shareholders’ Equity (ROE) (2)	16.4%	13.8%	20.2%
Adjusted ROE (1)	16.4%	13.9%	17.4%
Net interest margin on average interest-earnings assets (2)(3)	1.67%	1.54%	1.61%
Net interest margin on average interest-earnings assets (excluding trading) (2)(3)	2.05%	1.88%	2.06%
Common Equity Tier 1 (CET1) Ratio (4)	13.6%	13.4%	13.4%
Results for the second quarter of 2026 were affected by the following item of note resulting in a negative impact of $0.01 per share:
•	$8 million ($6 million after-tax) amortization of acquisition-related intangible assets.
Our CET1 ratio
(4)
was 13.6% at April 30, 2026, compared with 13.4% at the end of the prior quarter. CIBC’s leverage ratio
(4)
and liquidity coverage ratio
(4)
at April 30, 2026 were 4.3% and 131%, respectively.
In the second quarter of 2026, we delivered strong financial results through the disciplined execution of our client-focused strategy, including double-digit growth in net income and a higher return on equity compared to a year ago, driven by robust results across all of our business units. Our team is delivering for our clients every day as we accelerate the execution of our strategy, supported by our strong capital position, prudent risk management and resilient balance sheet. As we look ahead, we are committed to creating value for our stakeholders by helping our clients achieve their ambitions, enabling growth for key industries across the economy and being there for our communities.
CIBC also announced today an agreement to sell its 91.67% interest in CIBC Caribbean to The Bank of N.T. Butterfield & Son (Butterfield) for a total consideration of approximately US$1.6 billion. Proceeds will be comprised of US$1 billion in cash and 52,100,024 Butterfield common shares, currently valued at US$645 million, representing a minority interest of approximately 22% at closing. This transaction will allow the bank to reallocate capital towards strategic growth priorities in North America. CIBC’s Common Equity Tier 1 capital ratio is expected to increase by 24 bps upon closing. The transaction is expected to close in the first half of 2027, subject to Butterfield shareholder and regulatory approvals and other closing conditions.
Core business performance
Canadian Personal and Business Banking
reported net income of $846 million for the second quarter, up $112 million or 15% from the second quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest
expenses and a higher provision for credit losses. Adjusted
pre-provision,
pre-tax
earnings were $1,610 million, up $223 million from the second quarter a year ago, as higher revenue was partially offset by higher adjusted
(1)
non-interest
expenses. The higher revenue was mainly driven by a higher net interest margin and loan growth. Reported and adjusted non-interest
expenses were higher mainly due to higher spending on technology and other strategic initiatives and employee-related compensation.

(1)
This measure is a
non-GAAP
measure. For additional information, see the
“Non-GAAP
measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest
expenses and adjusted net income on pages 9 to 13; and adjusted pre-provision,
pre-tax
earnings on page 14.

(2)	For additional information on the composition of these specified financial measures, see the “Glossary” section.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)
Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

Canadian Commercial Banking and Wealth Management
reported net income of $614 million for the second quarter, up $65 million or 12% from the second quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings
(1)
were $958 million, up $151 million from the second quarter a year ago, as higher revenue was partially offset by higher non-interest expenses. Commercial banking revenue was higher compared to the prior year due to higher net interest margin and volume growth, partially offset by lower fee income. In wealth management, the increase in revenue was due to higher fee-based revenue from higher average assets under administration (AUA) and assets under management (AUM) balances as a result of market appreciation, higher commission revenue from increased client activity, and higher net interest income from higher net interest margin and volume growth. Expenses increased primarily due to higher performance-based and other employee-related compensation, and higher spending on technology and other strategic initiatives.
U.S. Commercial Banking and Wealth Management
reported net income of $260 million (US$190 million) for the second quarter, up $87 million (US$68 million or 56%) from the second quarter a year ago, primarily due to a lower provision for credit losses, and higher revenue, partially offset by higher non-interest
expenses. Adjusted
pre-provision,
pre-tax
earnings were $353 million (US$258 million), up $20 million (US$24 million or 10%) from the second quarter a year ago, as higher revenue was partially offset by higher adjusted
(1)
non-interest
expenses. In commercial banking, higher revenue was primarily due to volume growth, higher net interest margin, and higher fee income. Wealth management revenue was up due to higher fee-based
revenue from higher average AUM balances attributable to market appreciation and higher loan margins. Reported and adjusted non-interest
expenses increased mainly due to higher employee compensation.
Capital Markets
reported net income of $792 million for the second quarter, up $226 million or 40% from the second quarter a year ago, primarily due to higher revenue and a provision reversal in the current quarter compared to a provision for credit losses in the same quarter last year, partially offset by higher non-interest
expenses. Adjusted
pre-provision,
pre-tax
earnings were up $235 million or 28% from the second quarter a year ago as higher revenue was partially offset by higher non-interest
expenses. Global markets revenue was up across the platform, primarily driven by higher equities and fixed income trading, as well as higher financing revenue. Corporate and investment banking revenue was up driven by higher advisory fees and equity underwriting revenue in our investment banking business, and higher revenue from our lending and deposit activities with our corporate clients. Expenses were up due to higher spending on technology and other strategic initiatives, and higher performance-based compensation.
Key highlights across our bank in the second quarter of 2026 included:
•
For the second consecutive year, CIBC has been recognized by Global Banking & Finance Review as the Best Bank for Youth and Students, as well as for Excellence in Innovation Student Banking in Canada in 2026. In addition, CIBC Smart Account for Newcomers was named the Best Retail Banking Product in Canada in 2026, highlighting our ongoing commitment to client-focused solutions, digital innovation and financial empowerment for youth, students and newcomers.

•	CIBC was recognized as Canada’s Best Private Bank by Euromoney for its leadership and client-centric approach.
•	CIBC Private Wealth was named Best Alternative Asset Manager by Family Wealth Report .
•	CIBC Capital Markets was recognized by Global Finance as the 2026 Best Investment Bank in Canada.
•
CIBC released its 2025 Sustainability Report which included the Report on Climate and its Public Accountability Statement, and provided an overview of the bank’s sustainability strategy and priorities as well as highlights of progress on its commitments.

•	CIBC was recognized as one of Canada’s Greenest Employers by MediaCorp Canada Inc. for the fifth consecutive year.
Making a difference in our communities
At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:
•
CIBC announced a $100,000 donation to the CIBC Foundation British Columbia Emergency Relief Fund in response to the recent tragic events in Tumbler Ridge, B.C., which will support local efforts to assist those impacted by the tragedy and contribute to broader healing and recovery efforts within the community.

•
CIBC Foundation announced a $100,000 donation to the United Way of Alberta Capital Region during the opening celebration of its new Ice District Banking Centre. This gift is part of CIBC Foundation’s annual commitment to United Way chapters across Canada.

•
CIBC team members and volunteers came together for the 3rd Annual CIBC Pickleball Tournament raising $76,000 for the United Way. Funds raised will benefit service organizations across the Greater Toronto Area that deliver critical programs including newcomer services, housing supports, food kitchens, employment resources, and more.

Harry Culham
President and Chief Executive Officer

(1)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

ii	CIBC SECOND QUARTER 2026

Enhanced Disclosure Task Force
The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two
disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2025 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Second quarter, 2026
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2025 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures	48–51		92–94	97–100

	3	Top and emerging risks	28–31			50–52

	4	Key future regulatory ratio requirements	25, 40–42	71	15, 25	33, 35–36, 72, 74, 157

Risk governance, risk management and business model	5	Risk management structure				43, 44
	6	Risk culture and appetite				42, 45–47
	7	Risks arising from business activities	32			42–49, 53
	8	Bank-wide stress testing	35			31–32, 49, 57, 62, 68, 70
Capital adequacy and risk-weighted assets (RWA)	9	Minimum capital requirements	24	71		31–33, 157
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			14–17	35
	11	Regulatory capital flow statement			18	36
	12	Capital management and planning				31, 33, 157
	13	Business activities and RWA	32		5	37, 53
	14	RWA and capital requirements			3, 5, 6–7	34, 37
	15	Credit risk by major portfolios			38–52, 59–68	55–60
	16	RWA flow statement			5, 11	35, 37

	17	Back-testing of models			91	49, 57
Liquidity	18	Liquid assets	39			71
Funding	19	Encumbered assets	40			71, 76

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments				75–77

	21	Funding strategy and sources	42			75
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	37			66

	23	Significant trading and non-trading market risk factors	37–38			65–69

	24	Model assumptions, limitations and validation procedures				49, 65–69

	25	Stress testing and scenario analysis				31, 48, 49, 53, 68
Credit risk	26	Analysis of credit risk exposures	33–36		12–13, 55–82, 87–90	58–64, 77, 133–140, 146, 148, 149, 171, 175

	27	Impaired loan and forbearance techniques	33, 35			55, 62, 83, 116–117, 140

	28	Reconciliation of impaired loans and the allowance for credit losses	35	65		62, 135

	29	Counterparty credit risk arising from derivatives			69–70, 72, 90, 35 (1)	55, 59, 126, 128, 146, 148–150

	30	Credit risk mitigation	33		29, 69, 71, 90	55, 59, 148–150
Other risks	31	Other risks	44			77–81

	32	Discussion of publicly known risk events		73		50–52, 77, 169
(1)	Included in our supplementary financial information package.

CIBC SECOND QUARTER 2026	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter ended April 30, 2026 compared with corresponding periods. The MD&A should be read in conjunction with our 2025 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars (CAD). Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of May 27, 2026. Additional information relating to CIBC is available on SEDAR+ at www.sedarplus.com and on the United States (U.S.) Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 45 to 51.
Contents

2	Second quarter financial highlights

3	Financial performance overview
3	Economic outlook
3	Significant events
4	Financial results review
6	Review of quarterly financial information

8	Non-GAAP measures

14	Strategic business units (SBU) overview
15	Canadian Personal and Business Banking
16	Canadian Commercial Banking and Wealth Management
18	U.S. Commercial Banking and Wealth Management
20	Capital Markets
21	Corporate and Other

23	Financial condition
23	Review of condensed consolidated balance sheet

24	Capital management
27	Off-balance sheet arrangements

28	Management of risk
28	Risk overview
28	Top and emerging risks
32	Risks arising from business activities
33	Credit risk
37	Market risk
39	Liquidity risk
44	Other risks

44	Accounting and control matters
44	Critical accounting policies and estimates
44	Accounting developments
44	Other regulatory developments
44	Controls and procedures
44	Related-party transactions

45	Glossary

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Financial performance overview – Economic outlook”, “Financial performance overview – Financial results review”, “Financial performance overview – Review of quarterly financial information”, “Financial condition – Capital management”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, and “Accounting and control matters – Critical accounting policies and estimates”, and “Accounting and control matters – Other regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to our sustainability ambitions and related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2026 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the potential negative economic impacts tied to the actual and proposed U.S. imposition of tariffs on Canada and other countries and their countermeasures, the softening labour market and uncertain political conditions in the U.S., the continuing impact of hybrid work arrangements and high interest rates on the U.S. real estate sector, and the war in Ukraine and conflict in the Middle East, including their contribution to elevated energy and critical input costs, and ongoing supply chain disruptions, on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: trade policies and tensions, including tariffs and government tariff mitigation policies; inflationary pressures in the U.S.; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East; the impact of post-pandemic hybrid work arrangements; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic
Co-operation
and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation, open banking and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic matters; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; the occurrence of public health emergencies and any related government policies and actions; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks, which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry, including through internet and mobile banking; technological change, including the development and use of data and artificial intelligence (AI) in our business; the heavy reliance on
AI-related
capital spending for U.S. growth and the uncertain employment impacts from its adoption; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; environmental and social risks, including climate-related risk, our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC SECOND QUARTER 2026	1

Second quarter financial highlights

		As at or for the three months ended			As at or for the six months ended
	Unaudited	2026 Apr. 30	2026 Jan. 31	2025 Apr. 30	2026 Apr. 30	2025 Apr. 30
	Financial results ($ millions)
	Net interest income	$4,345	$4,308	$3,788	$8,653	$7,589
	Non-interest income	3,661	4,090	3,234	7,751	6,714
	Total revenue	8,006	8,398	7,022	16,404	14,303
	Provision for credit losses	605	568	605	1,173	1,178
	Non-interest expenses	4,199	4,329	3,819	8,528	7,697
	Income before income taxes	3,202	3,501	2,598	6,703	5,428
	Income taxes	737	401	591	1,138	1,250
	Net income	$2,465	$3,100	$2,007	$5,565	$4,178
	Net income attributable to non-controlling interests	$8	$7	$9	$15	$17
	Preferred shareholders and other equity instrument holders	114	106	78	220	166
	Common shareholders	2,343	2,987	1,920	5,330	3,995
	Net income attributable to equity shareholders	$2,457	$3,093	$1,998	$5,550	$4,161
	Financial measures
	Reported efficiency ratio (1)	52.4%	51.6%	54.4%	52.0%	53.8%
	Reported operating leverage (1)	4.1%	3.7%	4.9%	3.9%	5.0%
	Loan loss ratio (1)	0.38%	0.35%	0.33%	0.36%	0.32%
	Reported return on common shareholders’ equity (1)	16.4%	20.2%	13.8%	18.3%	14.5%
	Net interest margin (1)	1.53%	1.48%	1.42%	1.51%	1.39%
	Net interest margin on average interest-earning assets (1)(2)	1.67%	1.61%	1.54%	1.64%	1.52%
	Return on average assets (1)(2)	0.87%	1.06%	0.75%	0.97%	0.77%
	Return on average interest-earning assets (1)(2)	0.95%	1.16%	0.82%	1.06%	0.83%
	Reported effective tax rate	23.0%	11.4%	22.7%	17.0%	23.0%
Common share information
Per share ($)	– basic earnings	$2.55	$3.23	$2.05	$5.79	$4.25
	– reported diluted earnings	2.53	3.21	2.04	5.74	4.23
	– dividends	1.07	1.07	0.97	2.14	1.94
	– book value (1)	63.77	63.00	59.65	63.77	59.65
Closing share price ($)		151.57	125.84	86.95	151.57	86.95
Shares outstanding (thousands)	– weighted-average basic	917,401	924,661	938,495	921,091	940,297
	– weighted-average diluted	924,297	931,401	942,748	927,904	945,093
	– end of period	914,773	920,350	934,230	914,773	934,230
	Market capitalization ($ millions)	$138,652	$115,817	$81,231	$138,652	$81,231
	Value measures
	Total shareholder return	21.40%	18.38%	(3.88)%	32.60%	2.10%
	Dividend yield (based on closing share price)	2.9%	3.4%	4.6%	2.8%	4.5%
	Reported dividend payout ratio (1)	41.9%	33.1%	47.4%	37.0%	45.7%
	Market value to book value ratio	2.38	2.00	1.46	2.38	1.46
	Selected financial results and measures – adjusted (3)
	Adjusted net income ($ millions)	$2,471	$2,685	$2,016	$5,156	$4,195
	Adjusted net income attributable to common shareholders ($ millions)	$2,349	$2,572	$1,929	$4,921	$4,012
	Adjusted efficiency ratio	52.3%	51.4%	54.2%	51.9%	53.7%
	Adjusted operating leverage	4.0%	3.6%	4.3%	3.8%	3.2%
	Adjusted return on common shareholders’ equity	16.4%	17.4%	13.9%	16.9%	14.6%
	Adjusted effective tax rate	23.0%	23.5%	22.7%	23.3%	23.0%
	Adjusted diluted earnings per share (EPS)	$2.54	$2.76	$2.05	$5.30	$4.25
	Adjusted dividend payout ratio	41.8%	38.5%	47.2%	40.0%	45.5%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$356,753	$333,697	$319,427	$356,753	$319,427
	Loans and acceptances, net of allowance for credit losses	600,980	592,491	571,639	600,980	571,639
	Total assets	1,160,560	1,132,577	1,090,143	1,160,560	1,090,143
	Deposits	832,770	815,891	784,627	832,770	784,627
	Common shareholders’ equity (1)	58,335	57,984	55,724	58,335	55,724
	Average assets (2)	1,161,512	1,154,882	1,096,006	1,158,142	1,097,429
	Average interest-earning assets (1)(2)	1,066,485	1,059,815	1,009,512	1,063,095	1,009,009
	Average common shareholders’ equity (1)(2)	58,659	58,566	56,959	58,612	55,538
	Assets under administration (AUA) (1)(4)(5)	4,154,970	4,050,614	3,765,012	4,154,970	3,765,012
	Assets under management (AUM) (1)(5)	454,945	441,937	376,360	454,945	376,360
	Balance sheet quality and liquidity measures (6)
	Risk-weighted assets (RWA) ($ millions)	$358,396	$361,829	$341,204	$358,396	$341,204
	Common Equity Tier 1 (CET1) ratio	13.6%	13.4%	13.4%	13.6%	13.4%
	Tier 1 capital ratio	15.6%	15.4%	15.2%	15.6%	15.2%
	Total capital ratio	17.6%	17.7%	17.8%	17.6%	17.8%
	Leverage ratio	4.3%	4.4%	4.3%	4.3%	4.3%
	Total loss absorbing capacity (TLAC) ratio	32.7%	32.1%	32.2%	32.7%	32.2%
	TLAC leverage ratio	8.9%	9.1%	9.1%	8.9%	9.1%
	Liquidity coverage ratio (LCR)	131%	133%	131%	n/a	n/a
	Net stable funding ratio (NSFR)	114%	114%	113%	114%	113%
	Other information
	Full-time equivalent employees (FTE)	50,648	50,469	48,726	50,648	48,726

(1)	For additional information on the composition of these specified financial measures, see the “Glossary” section.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)
Adjusted measures are
non-GAAP
measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the
“Non-GAAP
measures” section.

(4)
Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $3,238.4 billion (January 31, 2026: $3,158.2 billion; April 30, 2025: $2,965.9 billion).

(5)	AUM amounts are included in the amounts reported under AUA.
(6)
RWA and our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR and NSFR are calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

n/a	Not applicable.

2	CIBC SECOND QUARTER 2026

Financial performance overview
Economic outlook
Geopolitical uncertainties over trade and energy prices present a challenging environment for economic activity in Canada and abroad, with more stimulative monetary policy in most countries aimed at sustaining moderate global growth in 2026. The conflict in the Middle East has raised energy and other commodity prices globally, lifting inflation rates in the process. Our outlook assumes that some of these pressures will be unwound over the balance of the calendar year once marine traffic through the Strait of Hormuz and oil and gas production are restored. The U.S. is exploring alternative tariffs to those struck down by the courts, and will engage in trade negotiations, the outcomes of which will impact both the U.S. economy and those of its trading partners, but tariffs are likely to remain well above pre-2025
levels. In Canada’s case, we expect some progress to reduce some of the sectoral tariffs already imposed and that an amended
Canada-U.S.-Mexico
trade deal is extended to provide ongoing tariff-free access for other Canadian exports to the U.S. market.
Despite facing higher tariffs than other countries, China reported healthy growth in early 2026. If the tariffs are maintained at current levels, we expect slower growth in China over the balance of 2026 even with increased support from fiscal stimulus. Europe is expected to see a smaller improvement in growth in 2026 than previously expected, as headwinds from energy costs offset some of the lagged impacts of 2025 interest rate cuts and increased defence spending in some countries.
After cutting interest rates last year, we expect the Bank of Canada to keep its target rate on hold at 2.25% through 2026 in order to support interest-sensitive demand. While we will see increased inflation from energy prices and some imported goods, taking the CPI to a peak above 3% this spring, core inflation will be better contained due to ongoing labour market slack that will constrain wage gains and consumer purchasing power for domestic goods and services. Fiscal policy will provide only a small boost this year due to restraint at the provincial level and in federal staffing, with stimulus for large capital projects mostly showing up in subsequent years. Canadian GDP is expected to grow at 1.2% for 2026 as a whole, and with slow population growth, that will allow the unemployment rate to stabilize near current levels over the remainder of 2026. A more severe global trade conflict, particularly if combined with extended oil and gas shortages overseas, or more elevated U.S. tariffs on Canada including from a significant restructuring or termination of the
Canada-U.S.-Mexico
trade deal, would represent a downside risk to this forecast, with the results dependent on the degree to which the trade shock would be offset by more substantial monetary and fiscal stimulus.
The U.S. economy faces headwinds from a deceleration in population growth and the impact of elevated tariffs on consumer spending power and business costs. Strong capital spending on
AI-related
projects is expected to continue to support growth in 2026. With energy-related inflation heating up, the Federal Reserve has deferred previously anticipated rate cuts. We expect the federal funds rate will be cut by a quarter point in early 2027, if the energy shock abates by the final quarter of 2026. Real GDP growth is expected to be roughly 2% for 2026 as a whole, with the unemployment rate averaging 4.4%. Higher budget deficits could limit the room for a drop in long-term rates, but fiscal stimulus and lighter regulatory policies will add some support for economic growth in 2026. Inflation is expected to top 4%, then decelerate to just under 3% assuming the oil shock abates later this year.
For Canadian Personal Banking, mortgage growth is expected to continue at the current rate in 2026, as the interest rate reduction from 2025 continues to bring buyers back to the market tempered by reduced consumer confidence and policy measures designed to slow population growth. We expect to see a marginal improvement in activity as increased inflation from higher energy costs constrains per capita discretionary spending and increased economic uncertainty results in modest demand for mortgage credit.
De-escalating
trade uncertainty concerns and the interest rate relief provided in 2025 should lead to continued loan growth in Canadian commercial banking and corporate banking in 2026. While loan growth in our U.S. commercial banking business had slowed due to the evolving trade policy uncertainties, we expect client investment activity will increase as the uncertainty lessens, and as a result of expected interest rate reductions in the U.S., which in turn will lead to further loan growth to the extent clients do not utilize their deposit holdings.
Financial markets will benefit from continued lower interest rates in both Canada and the U.S. Canadian and U.S. wealth management businesses have benefitted from strong equity market performance in both countries, despite the recent geopolitical uncertainties, and greater assets under management should be supportive for 2026. Corporate and investment banking is expected to continue to benefit from merger and acquisition activity, and corporate bond issuance is expected to pick up as capital spending improves with reduced uncertainties over tariffs for the remainder of 2026.
The economic outlook described above reflects numerous assumptions regarding the conflict in the Middle East, and trade policy, including the extension of the
Canada-U.S.-Mexico
trade deal, as well as the economic risks emanating from other geopolitical events. As a result, actual experience may differ materially from expectations. The impact of trade policy uncertainty and geopolitical events on our risk environment, are discussed in the “Top and emerging risks” section. Changes in the level of economic uncertainty continue to impact key accounting estimates and assumptions, particularly the estimation of expected credit losses (ECL). See the “Accounting and control matters” section and Note 5 to our interim consolidated financial statements for further details.

Significant events
Sale of CIBC Caribbean
On May 27, 2026, CIBC entered into a definitive agreement to sell our 91.67% interest in CIBC Caribbean Bank Limited (CIBC Caribbean) to The Bank of N.T. Butterfield & Son (Butterfield) for total consideration of approximately US$1.645 billion. The consideration is comprised of US$1 billion in cash and a fixed number of common shares currently valued at US$645 million, representing an equity interest of approximately 22% at closing. CIBC will also obtain two seats on the board of Butterfield. Upon close, our stake in Butterfield will be accounted for using the equity method. As a part of the transaction, CIBC will provide certain indemnifications and commit to certain undertakings, including the purchase of certain investments held by CIBC Caribbean.
We expect to recognize a charge of approximately $350 million in the third quarter of 2026 in connection with the transaction.
The transaction is expected to close in the first half of 2027, subject to Butterfield shareholder and regulatory approvals and closing conditions.
Strategic partnership and acquisition of interest in &Partners
On May 4, 2026, CIBC entered into a definitive agreement to establish a strategic relationship with Ampersand Partners, LLC (&Partners), a U.S. private wealth management firm, that includes the acquisition of a minority interest. Through this relationship, CIBC adds exposure to a fast-growing segment of the U.S. private wealth market while formalizing CIBC as &Partners’ strategic banking partner. Our investment in &Partners will be accounted for using the equity method and our proportionate share in the results of &Partners will be included in U.S. Commercial Banking and Wealth Management. The transaction is expected to close in the fourth quarter.

CIBC SECOND QUARTER 2026	3

Financial results review
Reported net income for the quarter was $2,465 million, compared with $2,007 million for the same quarter last year, and $3,100 million for the prior quarter.
Adjusted net income
(1)
for the quarter was $2,471 million, compared with $2,016 million for the same quarter last year, and $2,685 million for the prior quarter.
Reported diluted EPS for the quarter was $2.53, compared with $2.04 for the same quarter last year, and $3.21 for the prior quarter.
Adjusted diluted EPS
(1)
for the quarter was $2.54, compared with $2.05 for the same quarter last year, and $2.76 for the prior quarter.
In the current quarter, the following item of note increased non-interest
expenses by $8 million, decreased income taxes by $2 million and decreased net income by $6 million:
•
$8 million ($6 million
after-tax)
amortization of acquisition-related intangible assets ($5 million after-tax
in Canadian Personal and Business Banking, and $1 million
after-tax
in U.S. Commercial Banking and Wealth Management).

Results

	As at or for the three months ended			For the six months ended
$ millions	2026 Apr. 30	2026 Jan. 31	2025 Apr. 30	2026 Apr. 30	2025 Apr. 30
Financial results
Net interest income	$4,345	$4,308	$3,788	$8,653	$7,589
Non-interest income	3,661	4,090	3,234	7,751	6,714
Total revenue	8,006	8,398	7,022	16,404	14,303
Provision for credit losses	605	568	605	1,173	1,178
Non-interest expenses	4,199	4,329	3,819	8,528	7,697
Income before income taxes	3,202	3,501	2,598	6,703	5,428
Income taxes	737	401	591	1,138	1,250
Net income	$2,465	$3,100	$2,007	$5,565	$4,178
Net income attributable to non-controlling interests	$8	$7	$9	$15	$17
Preferred shareholders and other equity instrument holders	114	106	78	220	166
Common shareholders	2,343	2,987	1,920	5,330	3,995
Net income attributable to equity shareholders	$2,457	$3,093	$1,998	$5,550	$4,161
Net interest income and margin
Non-trading net interest income	$4,583	$4,671	$4,010	$9,254	$8,128
Trading net interest income (2)	(238)	(363)	(222)	(601)	(539)
Total net interest income	$4,345	$4,308	$3,788	$8,653	$7,589
Average trading interest-earning assets	149,319	158,101	135,277	153,783	140,164
Average non-trading interest-earning assets	917,166	901,714	874,235	909,312	868,845
Total average interest-earning assets	$1,066,485	$1,059,815	$1,009,512	$1,063,095	$1,009,009
Net interest margin on average interest-earning assets	1.67%	1.61%	1.54%	1.64%	1.52%
Net interest margin on average interest-earning assets (excluding trading) (2)	2.05%	2.06%	1.88%	2.05%	1.89%
Provision for (reversal of) credit losses
Canadian Personal and Business Banking	$397	$326	$357	$723	$664
Canadian Commercial Banking and Wealth Management	97	99	34	196	47
U.S. Commercial Banking and Wealth Management	40	78	64	118	171
Capital Markets	10	10	2	20	9
Corporate and Other	4	7	6	11	18
Provision for credit losses – impaired	548	520	463	1,068	909
Canadian Personal and Business Banking	77	120	32	197	153
Canadian Commercial Banking and Wealth Management	24	(15)	20	9	46
U.S. Commercial Banking and Wealth Management	(19)	(57)	59	(76)	20
Capital Markets	(25)	(3)	32	(28)	46
Corporate and Other	–	3	(1)	3	4
Provision for credit losses – performing	57	48	142	105	269
Total provision for credit losses	$605	$568	$605	$1,173	$1,178
(1)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
(2)	See the “Glossary – Trading activities and trading net interest income” and “Glossary – Net interest margin on average interest-earning assets (excluding trading)” sections for additional information.
Q2/26 vs Q2/25
Net income for the quarter was $2,465 million, up $458 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest
expenses.
Revenue was up $984 million or 14%.
Net interest income was up $557 million or 15%, primarily due to higher net interest margin in our non-trading
businesses and volume growth across our businesses, partially offset by the impact of foreign exchange translation. Net interest margin on average interest-earning assets was up 13 basis points, primarily due to higher deposit and loan margins, and favourable business mix, partially offset by lower trading net interest margin.

4	CIBC SECOND QUARTER 2026

Non-interest
income was up $427 million or 13%, primarily due to higher trading non-interest
income, fee-based revenue, underwriting and advisory fees, and commissions on securities transactions.
Provision for credit losses was $605 million, comparable with the same quarter last year. Provision for credit losses on performing loans was down due to a less unfavourable change in our economic outlook, partially offset by less favourable credit migration in the current quarter. Provision for credit losses on impaired loans was up mainly due to higher provisions in Canadian Commercial Banking and Wealth Management, and Canadian Personal and Business Banking, partially offset by lower provisions in U.S. Commercial Banking and Wealth Management.
Non-interest
expenses were up $380 million or 10%, primarily due to higher performance-based compensation and other employee-related compensation, and higher computer, software and office equipment expenses.
Income tax expense was up $146 million or 25%. The effective tax rate was 23.0% compared with 22.7% for the same quarter last year.
Q2/26 vs Q1/26
Net income was down $635 million from the prior quarter, primarily due to lower revenue, income tax recoveries related to a capital gains distribution and utilization of capital losses in the prior quarter, which was shown as an item of note, and a higher provision for credit losses, partially offset by lower non-interest
expenses.
Revenue was down $392 million or 5%.
Net interest income was up $37 million or 1%, primarily due to higher trading net interest income, volume growth across our businesses and higher net interest margin in our non-trading
businesses, partially offset by the impact of fewer days in the current quarter. Net interest margin on average interest-earning assets was up 6 basis points, primarily due to the favourable impact of trading net interest margin.
Non-interest
income was down $429 million or 10%, primarily due to lower trading non-interest
income,
fee-based
revenue, foreign exchange other than trading, income (loss) from equity-accounted associates and joint ventures, card fees, underwriting and advisory fees and credit fees.
Provision for credit losses was up $37 million. Provision for credit losses on performing loans was up due to an unfavourable change in our economic outlook, partially offset by favourable credit migration in the current quarter compared to unfavourable credit migration in the prior quarter, and unfavourable model parameter updates in the prior quarter. Provision for credit losses on impaired loans was up mainly due to higher provisions in Canadian Personal and Business Banking, partially offset by lower provisions in U.S. Commercial Banking and Wealth Management.
Non-interest
expenses were down $130 million or 3%, primarily due to higher performance-based compensation in the prior quarter from changes in vesting date assumptions, a legal provision in the prior quarter, and lower other employee-related compensation in the current quarter, partially offset by higher computer, software and office equipment expenses.
Income tax expense was up $336 million or 84%. The effective tax rate was 23.0% compared with 11.4% for the prior quarter, primarily due to income tax recoveries of $422 million related to a capital gains distribution and utilization of capital losses in the prior quarter, which was shown as an item of note.
Q2/26 vs Q2/25
(Year-to-date)
Net income for the six months ended was $5,565 million, up $1,387 million from the same period in 2025, primarily due to higher revenue and income tax recoveries related to a capital gains distribution and utilization of capital losses, which was shown as an item of note, partially offset by higher non-interest
expenses.
Revenue was up $2,101 million or 15%.
Net interest income was up $1,064 million or 14% primarily due to higher net interest margin in our non-trading
businesses, volume growth across our businesses, partially offset by lower trading net interest income and the impact of foreign exchange translation. Net interest margin on average interest-earning assets was up 12 basis points, primarily due to higher deposit and loan margins, and favourable business mix, partially offset by lower trading net interest margin.
Non-interest
income was up $1,037 million or 15%, primarily due to higher trading non-interest
income, fee-based revenue, underwriting and advisory fees, commissions on securities transactions, credit fees, and income (loss) from equity-accounted associates and joint ventures.
Provision for credit losses was $1,173 million, down $5 million. Provision for credit losses on performing loans was down due to a less unfavourable change in our economic outlook in the current year and unfavourable model parameter updates implemented in the same period last year. Partially offsetting these provision decreases, the current year included unfavourable credit migration while the same period last year included favourable credit migration. Provision for credit losses on impaired loans was up mainly due to higher provisions in Canadian Commercial Banking and Wealth Management, and Canadian Personal and Business Banking, partially offset by lower provisions in U.S. Commercial Banking and Wealth Management.
Non-interest
expenses were up $831 million or 11%, primarily due to higher performance-based compensation, including from changes in vesting date assumptions, and other employee-related compensation, and higher computer, software and office equipment expenses.
Income tax expense was down $112 million or 9%. The effective tax rate was 17.0% compared with 23.0% for the same period in 2025, primarily due to income tax recoveries of $422 million related to a capital gains distribution and utilization of capital losses, which was shown as an item of note.

CIBC SECOND QUARTER 2026	5

Foreign exchange
The following table provides the estimated impact of U.S. dollar (USD) translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

	For the three months ended		For the six months ended
$ millions, except per share amounts	Apr. 30, 2026 vs. Apr. 30, 2025	Apr. 30, 2026 vs. Jan. 31, 2026	Apr. 30, 2026 vs. Apr. 30, 2025
Estimated increase (decrease) in:
Total revenue	$(63)	$(21)	$(120)
Provision for (reversal of) credit losses	(2)	(1)	(5)
Non-interest expenses	(32)	(10)	(57)
Income taxes	(9)	(3)	(18)
Net income (loss)	(20)	(7)	(40)
Impact on EPS:
Basic	$(0.02)	$(0.01)	$(0.04)
Diluted	(0.02)	(0.01)	(0.04)
Average USD appreciation (depreciation) relative to CAD	(3.6)%	(1.2)%	(3.3)%
Review of quarterly financial information

$ millions, except per share amounts, for the three months ended		2026				2025		2024
	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
Revenue
Canadian Personal and Business Banking	$3,174	$3,295	$3,188	$3,061	$2,859	$2,923	$2,842	$2,775
Canadian Commercial Banking and Wealth Management	1,918	1,923	1,836	1,723	1,640	1,703	1,602	1,523
U.S. Commercial Banking and Wealth Management	821	874	810	790	769	847	733	731
Capital Markets (1)	1,868	2,017	1,523	1,506	1,545	1,574	1,155	1,092
Corporate and Other (1)	225	289	219	174	209	234	285	483
Total revenue	$8,006	$8,398	$7,576	$7,254	$7,022	$7,281	$6,617	$6,604
Net interest income	$4,345	$4,308	$4,132	$4,048	$3,788	$3,801	$3,633	$3,532
Non-interest income	3,661	4,090	3,444	3,206	3,234	3,480	2,984	3,072
Total revenue	8,006	8,398	7,576	7,254	7,022	7,281	6,617	6,604
Provision for credit losses	605	568	605	559	605	573	419	483
Non-interest expenses	4,199	4,329	4,179	3,976	3,819	3,878	3,791	3,682
Income before income taxes	3,202	3,501	2,792	2,719	2,598	2,830	2,407	2,439
Income taxes	737	401	612	623	591	659	525	644
Net income	$2,465	$3,100	$2,180	$2,096	$2,007	$2,171	$1,882	$1,795
Net income attributable to non-controlling interests	$8	$7	$6	$2	$9	$8	$8	$9
Preferred shareholders and other equity instrument holders	114	106	116	82	78	88	72	63
Common shareholders	2,343	2,987	2,058	2,012	1,920	2,075	1,802	1,723
Net income attributable to equity shareholders	$2,457	$3,093	$2,174	$2,094	$1,998	$2,163	$1,874	$1,786
EPS – basic	$2.55	$3.23	$2.21	$2.16	$2.05	$2.20	$1.91	$1.83
– diluted	2.53	3.21	2.20	2.15	2.04	2.19	1.90	1.82
(1)
Commencing in the third quarter of 2024, taxable equivalent basis (TEB) reporting is no longer applicable to certain dividends received on or after January 1, 2024. In the third quarter of 2024, the enactment of the denial of the dividends received deduction resulted in a TEB reversal for dividends received on or after January 1, 2024 that were reflected in the first and second quarters of 2024 as an item of note. Prior to the third quarter of 2024, Capital Markets revenue and income taxes were reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and capital markets activities.
Revenue
Revenue in our lending and deposit-taking businesses is generally driven by volume growth, fees related to client transaction activity and the interest rate environment. Our wealth management businesses are driven by net sales activity impacting AUA and AUM, the level of client investment activity and market conditions. Capital markets revenue is also influenced, to a large extent, by market conditions affecting client trading, underwriting and advisory activity.
Canadian Personal and Business Banking benefitted from loan growth and favourable asset mix through the periods presented above, underpinned by organic client growth, along with building and deepening relationships across our client base.
Canadian Commercial Banking and Wealth Management revenue has benefitted from commercial banking volume growth and positive investor sentiment in wealth management. In commercial banking, revenue growth has been driven by client demand. In wealth management, AUA and AUM growth and associated fee income have been helped by market appreciation and strong sales activity across our distribution channels.
U.S. Commercial Banking and Wealth Management revenue has continued to benefit from growth in our core businesses, supported by our ongoing strategy of deepening client relationships. Loan volumes had been growing since the third quarter of 2024, except for the fourth quarter of 2025, which experienced high payoffs. Deposit balances have increased from the third quarter of 2024, except for the declines in the second and third quarters of 2025 due to seasonal outflows and draw down of short-term placements. In our wealth management segment, AUM has shown growth, contributing to higher fee income. This positive trend has been supported by market appreciation, despite some volatility experienced in the first half of 2025 and 2026.

6	CIBC SECOND QUARTER 2026

Capital Markets had consistently higher trading revenue in 2025 compared with 2024, driven by robust market conditions and strong client activity. The third quarter of 2024 included a TEB reversal related to the denial of the dividends received deduction for Canadian banks, shown as an item of note. The first and second quarters of 2026 had continued strong trading revenue and higher underwriting and advisory activity.
Corporate and Other included investment losses and impairment on debt securities in International banking in the third quarter of 2025. The third quarter of 2024 included higher treasury revenue and a TEB offset reversal related to the denial of the dividends received deduction for Canadian banks, shown as an item of note. The first quarter of 2026 included an equity pick-up
gain in our strategic investment portfolio.
Provision for credit losses
Provision for credit losses is dependent upon the credit cycle, on the credit performance of the loan portfolios, and changes in our economic outlook. We have been operating in an uncertain macroeconomic environment in which there is considerable judgment involved in the estimation of ECL.
Trade policy uncertainty impacted our provision for credit losses on performing loans in fiscal 2025, and the first and second quarters of 2026. Unfavourable credit migration in the U.S. real estate and construction sector also impacted our provision for credit losses on performing loans in the U.S. in the third quarter of 2024, and the fourth quarter of 2025.
In Canadian Personal and Business Banking, provisions on impaired loans increased in fiscal 2025 and the first and second quarters of 2026, due to the unfavourable macroeconomic environment for the retail portfolios.
In Canadian Commercial Banking and Wealth Management, the third quarter of 2024, the second and fourth quarters of 2025, and the first and second quarters of 2026 included higher provisions on impaired loans.
In U.S. Commercial Banking and Wealth Management, higher provisions on impaired loans in the fourth quarter of 2024 were attributable to the real estate and construction sector. This sector also contributed to impairment losses in the first, third and fourth quarters of 2025, and the first and second quarters of 2026.
In Capital Markets, the third and fourth quarters of 2024, and the third and fourth quarters of 2025 included higher provisions on impaired loans.
In Corporate and Other, provisions for impaired loans in International banking have remained relatively stable.
Non-interest
expenses
Non-interest
expenses have increased throughout the period presented primarily due to employee compensation expenses and spending on strategic and other initiatives. The first quarters of 2025 and 2026 included higher legal provisions.
Income taxes
Income taxes vary with changes in taxable income in the jurisdictions in which the income is earned. The third quarter of 2024 included an income tax charge related to the denial of the dividends received deduction for Canadian banks, which was shown as an item of note. The first quarter of 2026 included income tax recoveries related to a capital gains distribution and utilization of capital losses, which was shown as an item of note.

CIBC SECOND QUARTER 2026	7

Non-GAAP
measures
We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP
measures, which include
non-GAAP
financial measures and
non-GAAP
ratios as defined in National Instrument
52-112
“Non-GAAP
and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.
Adjusted measures
Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest
expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.
See the “Strategic business units overview” section and Note 29 to our consolidated financial statements included in our 2025 Annual Report for further details.
Adjusted diluted EPS
We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.
Adjusted efficiency ratio
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note.
Adjusted operating leverage
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note.
Adjusted dividend payout ratio
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.
Adjusted return on common shareholders’ equity
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted return on common shareholders’ equity.
Adjusted effective tax rate
We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.
Pre-provision,
pre-tax
earnings
Pre-provision,
pre-tax
earnings is calculated as revenue net of
non-interest
expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision,
pre-tax
earnings to remove the impact of items of note to calculate the adjusted pre-provision,
pre-tax
earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.
Allocated common equity
Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses (as determined for the consolidated bank pursuant to OSFI’s regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. For additional information, see the “Risks arising from business activities” section.
Segmented return on equity
We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP
ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period. Effective the first quarter of 2026, a change in the allocation methodology that takes into account both RWA and leverage exposure of the SBU was applied, which results in a portion of net income (loss) attributable to preferred shareholders and other equity instrument holders in Corporate and Other being allocated to the SBUs with a corresponding reduction in the net income (loss) attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank reported and adjusted return on common shareholders’ equity.

8	CIBC SECOND QUARTER 2026

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2026	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$3,174	$1,918	$821	$1,868	$225	$8,006	$599
Provision for (reversal of) credit losses	474	121	21	(15)	4	605	16
Non-interest expenses	1,571	960	469	807	392	4,199	342
Income (loss) before income taxes	1,129	837	331	1,076	(171)	3,202	241
Income taxes	283	223	71	284	(124)	737	51
Net income (loss)	846	614	260	792	(47)	2,465	190
Net income attributable to non-controlling interests	–	–	–	–	8	8	–
Preferred shareholders and other equity instrument holders	10	6	4	39	55	114	3
Common shareholders	836	608	256	753	(110)	2,343	187
Net income (loss) attributable to equity shareholders	846	614	260	792	(55)	2,457	190
Diluted EPS ($)						$2.53
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$–	$(1)	$–	$–	$(8)	$(1)
Impact of items of note on non-interest expenses	(7)	–	(1)	–	–	(8)	(1)
Total pre-tax impact of items of note on net income	7	–	1	–	–	8	1
Income taxes
Amortization of acquisition-related intangible assets	2	–	–	–	–	2	–
Income tax recoveries related to a capital gains distribution and utilization of capital losses	–	–	–	–	–	–	–
Impact of items of note on income taxes	2	–	–	–	–	2	–
Total after-tax impact of items of note on net income	$5	$–	$1	$–	$–	$6	$1
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted	$3,174	$1,918	$821	$1,868	$225	$8,006	$599
Provision for (reversal of) credit losses – adjusted	474	121	21	(15)	4	605	16
Non-interest expenses – adjusted	1,564	960	468	807	392	4,191	341
Income (loss) before income taxes – adjusted	1,136	837	332	1,076	(171)	3,210	242
Income taxes – adjusted	285	223	71	284	(124)	739	51
Net income (loss) – adjusted	851	614	261	792	(47)	2,471	191
Net income attributable to non-controlling interests – adjusted	–	–	–	–	8	8	–
Preferred shareholders and other equity instrument holders – adjusted	10	6	4	39	55	114	3
Common shareholders – adjusted	841	608	257	753	(110)	2,349	188
Net income (loss) attributable to equity shareholders – adjusted	851	614	261	792	(55)	2,463	191

Adjusted diluted EPS ($)						$2.54
(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

CIBC SECOND QUARTER 2026	9

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2026	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$3,295	$1,923	$874	$2,017	$289	$8,398	$630
Provision for credit losses	446	84	21	7	10	568	15
Non-interest expenses	1,558	941	483	836	511	4,329	348
Income (loss) before income taxes	1,291	898	370	1,174	(232)	3,501	267
Income taxes	331	251	76	297	(554)	401	55
Net income	960	647	294	877	322	3,100	212
Net income attributable to non-controlling interests	–	–	–	–	7	7	–
Preferred shareholders and other equity instrument holders	12	6	5	41	42	106	3
Common shareholders	948	641	289	836	273	2,987	209
Net income attributable to equity shareholders	960	647	294	877	315	3,093	212
Diluted EPS ($)						$3.21
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(6)	$–	$(4)	$–	$–	$(10)	$(3)
Impact of items of note on non-interest expenses	(6)	–	(4)	–	–	(10)	(3)
Total pre-tax impact of items of note on net income	6	–	4	–	–	10	3
Income taxes
Amortization of acquisition-related intangible assets	2	–	1	–	–	3	1
Income tax recoveries related to a capital gains distribution and utilization of capital losses	–	–	–	–	422	422	–
Impact of items of note on income taxes	2	–	1	–	422	425	1
Total after-tax impact of items of note on net income	$4	$–	$3	$–	$(422)	$(415)	$2
Impact of items of note on diluted EPS ($) (2)						$(0.45)
Operating results – adjusted (3)
Total revenue – adjusted	$3,295	$1,923	$874	$2,017	$289	$8,398	$630
Provision for credit losses – adjusted	446	84	21	7	10	568	15
Non-interest expenses – adjusted	1,552	941	479	836	511	4,319	345
Income (loss) before income taxes – adjusted	1,297	898	374	1,174	(232)	3,511	270
Income taxes – adjusted	333	251	77	297	(132)	826	56
Net income (loss) – adjusted	964	647	297	877	(100)	2,685	214
Net income attributable to non-controlling interests – adjusted	–	–	–	–	7	7	–
Preferred shareholders and other equity instrument holders – adjusted	12	6	5	41	42	106	3
Common shareholders – adjusted	952	641	292	836	(149)	2,572	211
Net income (loss) attributable to equity shareholders – adjusted	964	647	297	877	(107)	2,678	214

Adjusted diluted EPS ($)						$2.76
See previous page for footnote references.

10	CIBC SECOND QUARTER 2026

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,859	$1,640	$769	$1,545	$209	$7,022	$541
Provision for credit losses	389	54	123	34	5	605	86
Non-interest expenses	1,478	833	441	719	348	3,819	310
Income (loss) before income taxes	992	753	205	792	(144)	2,598	145
Income taxes	258	204	32	226	(129)	591	23
Net income (loss)	734	549	173	566	(15)	2,007	122
Net income attributable to non-controlling interests	–	–	–	–	9	9	–
Preferred shareholders and other equity instrument holders	–	–	–	–	78	78	–
Common shareholders	734	549	173	566	(102)	1,920	122
Net income (loss) attributable to equity shareholders	734	549	173	566	(24)	1,998	122
Diluted EPS ($)						$2.04
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(6)	$–	$(5)	$–	$–	$(11)	$(3)
Impact of items of note on non-interest expenses	(6)	–	(5)	–	–	(11)	(3)
Total pre-tax impact of items of note on net income	6	–	5	–	–	11	3
Income taxes
Amortization of acquisition-related intangible assets	1	–	1	–	–	2	–
Impact of items of note on income taxes	1	–	1	–	–	2	–
Total after-tax impact of items of note on net income	$5	$–	$4	$–	$–	$9	$3
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted	$2,859	$1,640	$769	$1,545	$209	$7,022	$541
Provision for credit losses – adjusted	389	54	123	34	5	605	86
Non-interest expenses – adjusted	1,472	833	436	719	348	3,808	307
Income (loss) before income taxes – adjusted	998	753	210	792	(144)	2,609	148
Income taxes – adjusted	259	204	33	226	(129)	593	23
Net income (loss) – adjusted	739	549	177	566	(15)	2,016	125
Net income attributable to non-controlling interests – adjusted	–	–	–	–	9	9	–
Preferred shareholders and other equity instrument holders – adjusted	–	–	–	–	78	78	–
Common shareholders – adjusted	739	549	177	566	(102)	1,929	125

Net income (loss) attributable to equity shareholders – adjusted	739	549	177	566	(24)	2,007	125

Adjusted diluted EPS ($)						$2.05
See previous pages for footnote references.

CIBC SECOND QUARTER 2026	11

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the six months ended April 30, 2026	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$6,469	$3,841	$1,695	$3,885	$514	$16,404	$1,229
Provision for (reversal of) credit losses	920	205	42	(8)	14	1,173	31
Non-interest expenses	3,129	1,901	952	1,643	903	8,528	690
Income (loss) before income taxes	2,420	1,735	701	2,250	(403)	6,703	508
Income taxes	614	474	147	581	(678)	1,138	106
Net income	1,806	1,261	554	1,669	275	5,565	402
Net income attributable to non-controlling interests	–	–	–	–	15	15	–
Preferred shareholders and other equity instrument holders	22	12	9	80	97	220	6
Common shareholders	1,784	1,249	545	1,589	163	5,330	396
Net income attributable to equity shareholders	1,806	1,261	554	1,669	260	5,550	402
Diluted EPS ($)						$5.74
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(13)	$–	$(5)	$–	$–	$(18)	$(4)
Impact of items of note on non-interest expenses	(13)	–	(5)	–	–	(18)	(4)
Total pre-tax impact of items of note on net income	13	–	5	–	–	18	4
Income taxes
Amortization of acquisition-related intangible assets	4	–	1	–	–	5	1
Income tax recoveries related to a capital gains distribution and utilization of capital losses	–	–	–	–	422	422	–
Impact of items of note on income taxes	4	–	1	–	422	427	1
Total after-tax impact of items of note on net income	$9	$–	$4	$–	$(422)	$(409)	$3
Impact of items of note on diluted EPS ($) (2)						$(0.44)
Operating results – adjusted (3)
Total revenue – adjusted	$6,469	$3,841	$1,695	$3,885	$514	$16,404	$1,229
Provision for (reversal of) credit losses – adjusted	920	205	42	(8)	14	1,173	31
Non-interest expenses – adjusted	3,116	1,901	947	1,643	903	8,510	686
Income (loss) before income taxes – adjusted	2,433	1,735	706	2,250	(403)	6,721	512
Income taxes – adjusted	618	474	148	581	(256)	1,565	107
Net income (loss) – adjusted	1,815	1,261	558	1,669	(147)	5,156	405
Net income attributable to non-controlling interests – adjusted	–	–	–	–	15	15	–
Preferred shareholders and other equity instrument holders – adjusted	22	12	9	80	97	220	6
Common shareholders – adjusted	1,793	1,249	549	1,589	(259)	4,921	399

Net income (loss) attributable to equity shareholders – adjusted	1,815	1,261	558	1,669	(162)	5,141	405

Adjusted diluted EPS ($)						$5.30
See previous pages for footnote references.

12	CIBC SECOND QUARTER 2026

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the six months ended April 30, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$5,782	$3,343	$1,616	$3,119	$443	$14,303	$1,133
Provision for credit losses	817	93	191	55	22	1,178	134
Non-interest expenses	2,938	1,686	911	1,424	738	7,697	639
Income (loss) before income taxes	2,027	1,564	514	1,640	(317)	5,428	360
Income taxes	528	424	85	455	(242)	1,250	60
Net income (loss)	1,499	1,140	429	1,185	(75)	4,178	300
Net income attributable to non-controlling interests	–	–	–	–	17	17	–
Preferred shareholders and other equity instrument holders	–	–	–	–	166	166	–
Common shareholders	1,499	1,140	429	1,185	(258)	3,995	300
Net income (loss) attributable to equity shareholders	1,499	1,140	429	1,185	(92)	4,161	300
Diluted EPS ($)						$4.23
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(13)	$–	$(10)	$–	$–	$(23)	$(7)
Impact of items of note on non-interest expenses	(13)	–	(10)	–	–	(23)	(7)
Total pre-tax impact of items of note on net income	13	–	10	–	–	23	7
Income taxes
Amortization of acquisition-related intangible assets	3	–	3	–	–	6	2
Impact of items of note on income taxes	3	–	3	–	–	6	2
Total after-tax impact of items of note on net income	$10	$–	$7	$–	$–	$17	$5
Impact of items of note on diluted EPS ($) (2)						$0.02
Operating results – adjusted (3)
Total revenue – adjusted	$5,782	$3,343	$1,616	$3,119	$443	$14,303	$1,133
Provision for credit losses – adjusted	817	93	191	55	22	1,178	134
Non-interest expenses – adjusted	2,925	1,686	901	1,424	738	7,674	632
Income (loss) before income taxes – adjusted	2,040	1,564	524	1,640	(317)	5,451	367
Income taxes – adjusted	531	424	88	455	(242)	1,256	62
Net income (loss) – adjusted	1,509	1,140	436	1,185	(75)	4,195	305
Net income attributable to non-controlling interests – adjusted	–	–	–	–	17	17	–
Preferred shareholders and other equity instrument holders – adjusted	–	–	–	–	166	166	–
Common shareholders – adjusted	1,509	1,140	436	1,185	(258)	4,012	305

Net income (loss) attributable to equity shareholders – adjusted	1,509	1,140	436	1,185	(92)	4,178	305

Adjusted diluted EPS ($)						$4.25
See previous pages for footnote references.

CIBC SECOND QUARTER 2026	13

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP
(adjusted)
pre-provision,
pre-tax
earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2026	Net income (loss)	$846	$614	$260	$792	$(47)	$2,465	$190
Apr. 30	Add: provision for (reversal of) credit losses	474	121	21	(15)	4	605	16
	Add: income taxes	283	223	71	284	(124)	737	51
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,603	958	352	1,061	(167)	3,807	257
	Pre-tax impact of items of note (2)	7	–	1	–	–	8	1
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,610	$958	$353	$1,061	$(167)	$3,815	$258
2026	Net income	$960	$647	$294	$877	$322	$3,100	$212
Jan. 31	Add: provision for credit losses	446	84	21	7	10	568	15
	Add: income taxes	331	251	76	297	(554)	401	55
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,737	982	391	1,181	(222)	4,069	282
	Pre-tax impact of items of note (2)	6	–	4	–	–	10	3
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,743	$982	$395	$1,181	$ (222)	$4,079	$285
2025	Net income (loss)	$734	$549	$173	$566	$(15)	$2,007	$122
Apr. 30	Add: provision for credit losses	389	54	123	34	5	605	86
	Add: income taxes	258	204	32	226	(129)	591	23
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,381	807	328	826	(139)	3,203	231
	Pre-tax impact of items of note (2)	6	–	5	–	–	11	3
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,387	$807	$333	$826	$(139)	$3,214	$234

$ millions, for the six months ended
2026	Net income	$1,806	$1,261	$554	$1,669	$275	$5,565	$402
Apr. 30	Add: provision for (reversal of) credit losses	920	205	42	(8)	14	1,173	31
	Add: income taxes	614	474	147	581	(678)	1,138	106
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,340	1,940	743	2,242	(389)	7,876	539
	Pre-tax impact of items of note (2)	13	–	5	–	–	18	4
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$3,353	$1,940	$748	$2,242	$(389)	$7,894	$543
2025	Net income (loss)	$1,499	$1,140	$429	$1,185	$(75)	$4,178	$300
Apr. 30	Add: provision for credit losses	817	93	191	55	22	1,178	134
	Add: income taxes	528	424	85	455	(242)	1,250	60
	Pre-provision (reversal), pre-tax earnings (losses) (1)	2,844	1,657	705	1,695	(295)	6,606	494
	Pre-tax impact of items of note (2)	13	–	10	–	–	23	7
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$2,857	$1,657	$715	$1,695	$ (295)	$6,629	$501
(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
Strategic business units overview
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Chief Administrative Office, Global Technology, Data and AI, Risk Management, People, Culture and Talent, and Finance and Enterprise Strategy, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean Bank Limited (CIBC Caribbean) and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 16 of our 2025 Annual Report.

14	CIBC SECOND QUARTER 2026

Canadian Personal and Business Banking
Canadian Personal and Business Banking
provides clients across Canada with financial solutions, services and advice through our dedicated team members in banking centres and contact centres, as well as leading mobile and online banking platforms to help make their ambitions a reality.
Results
(1)

	For the three months ended			For the six months ended
$ millions	2026 Apr. 30	2026 Jan. 31	2025 Apr. 30	2026 Apr. 30	2025 Apr. 30
Revenue	$3,174	$3,295	$2,859	$6,469	$5,782
Provision for credit losses
Impaired	397	326	357	723	664
Performing	77	120	32	197	153
Total provision for credit losses	474	446	389	920	817
Non-interest expenses	1,571	1,558	1,478	3,129	2,938
Income before income taxes	1,129	1,291	992	2,420	2,027
Income taxes	283	331	258	614	528
Net income	$846	$960	$734	$1,806	$1,499
Preferred shareholders and other equity instrument holders (2)	10	12	–	22	–
Common shareholders (2)	836	948	734	1,784	1,499
Net income attributable to equity shareholders	$846	$960	$734	$1,806	$1,499
Total revenue
Net interest income	$2,581	$2,652	$2,272	$5,233	$4,598
Non-interest income (3)	593	643	587	1,236	1,184
	$3,174	$3,295	$2,859	$6,469	$5,782
Net interest margin on average interest-earning assets	3.12%	3.11%	2.80%	3.11%	2.79%
Efficiency ratio	49.5%	47.3%	51.7%	48.4%	50.8%
Operating leverage	4.7%	6.0%	2.9%	5.4%	2.6%
Return on equity (4)	26.2%	29.3%	24.2%	27.8%	24.5%
Average allocated common equity (4)	$13,040	$12,853	$12,419	$12,945	$12,353
FTE (5)	17,624	17,498	13,679	17,624	13,679
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Effective the first quarter of 2026, the change in the allocation methodology applied to calculate the segment return on equity has resulted in a portion of net income attributable to preferred shareholders and other equity instrument holders being allocated from Corporate and Other to the SBUs with a corresponding reduction in the net income attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank results. For additional details, see the “Non-GAAP measures” section.

(3)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(4)	For additional information, see the “Non-GAAP measures” section.
(5)
The change in FTEs in the first quarter of 2026 included the net impact of FTE transfers from Corporate and Other to Canadian Personal and Business Banking to better align certain functions that are directly supporting the businesses and FTE transfers from Canadian Personal and Business Banking to Corporate and Other to reflect the centralization of certain administrative functions within Corporate and Other. This change has no impact on the SBU financial results as the related costs are reflected in the SBU in each period results either through our cost allocation process or through direct recognition by the business.

Q2/26 vs Q2/25
Net income for the quarter was $846 million, up $112 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses.
Revenue was up $315 million or 11%. Net interest income was up $309 million or 14%, primarily due to higher net interest margin and loan growth. Non-interest income was up $6 million or 1%, primarily due to higher mutual fund distribution fees, partially offset by lower other fee income.
Net interest margin on average interest-earning assets was up 32 basis points, primarily due to higher deposit and loan margins, and favourable business mix.
Provision for credit losses was up $85 million. Provision for credit losses on performing loans was up due to a less favourable credit migration in the current quarter. Provision for credit losses on impaired loans was up due to higher write-offs in credit cards and the personal lending portfolio, and higher impaired balances, partially offset by a model parameter update in residential mortgages.
Non-interest expenses were up $93 million or 6%, primarily due to higher spending on technology and other strategic initiatives, and employee-related compensation.
Q2/26 vs Q1/26
Net income was down $114 million from the prior quarter, primarily due to lower revenue and a higher provision for credit losses.
Revenue was down $121 million or 4%. Net interest income was down $71 million or 3%, primarily due to the impact of fewer days in the current quarter. Non-interest income was down $50 million or 8%, primarily due to lower card and deposit fees.
Net interest margin on average interest-earning assets was up 1 basis point.

CIBC SECOND QUARTER 2026	15

Provision for credit losses was up $28 million. Provision for credit losses on performing loans was down as the prior quarter included an allowance increase related to a model parameter update. In addition, the current quarter included favourable credit migration, compared with unfavourable credit migration in the prior quarter. Offsetting these provision decreases, the current quarter included an unfavourable change in our economic outlook, while the prior quarter included a favourable change. Provision for credit losses on impaired loans was up mainly due to higher write-offs in the credit cards and personal lending portfolios, and higher impaired balances.
Non-interest expenses were up $13 million or 1%, primarily due to higher spending on technology and other strategic initiatives, and employee-related compensation.
Q2/26 vs Q2/25
(Year-to-date)
Net income for the six months ended was $1,806 million, up $307 million from the same period in 2025, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses.
Revenue was up $687 million or 12%. Net interest income was up $635 million or 14%, primarily due to higher net interest margin and loan growth. Non-interest income was up $52 million or 4%, primarily due to higher mutual fund distribution fees.
Net interest margin on average interest-earning assets was up 32 basis points, primarily due to higher loan and deposit margins, and favourable business mix.
Provision for credit losses was up $103 million. Provision for credit losses on performing loans was up due to unfavourable credit migration, partially offset by a less unfavourable impact of model parameter updates in the current year and favourable credit migration in the prior period. Provision for credit losses on impaired loans was up, primarily due to higher write-offs in credit cards and the personal lending portfolio, and higher impaired balances, partially offset by the favourable impact of model parameter updates in residential mortgages.
Non-interest expenses were up $191 million or 7%, primarily due to higher spending on technology and other strategic initiatives, and employee-related compensation.
Canadian Commercial Banking and Wealth Management
Canadian Commercial Banking and Wealth Management
provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada. Our offering also includes an online brokerage platform for retail clients and asset management services for institutional investors.
Results
(1)

	For the three months ended			For the six months ended
$ millions	2026 Apr. 30	2026 Jan. 31	2025 Apr. 30	2026 Apr. 30	2025 Apr. 30
Revenue
Commercial banking	$728	$733	$662	$1,461	$1,337
Wealth management	1,190	1,190	978	2,380	2,006
Total revenue	1,918	1,923	1,640	3,841	3,343
Provision for (reversal of) credit losses
Impaired	97	99	34	196	47
Performing	24	(15)	20	9	46
Total provision for credit losses	121	84	54	205	93
Non-interest expenses	960	941	833	1,901	1,686
Income before income taxes	837	898	753	1,735	1,564
Income taxes	223	251	204	474	424
Net income	$614	$647	$549	$1,261	$1,140
Preferred shareholders and other equity instrument holders (2)	6	6	–	12	–
Common shareholders (2)	608	641	549	1,249	1,140
Net income attributable to equity shareholders	$614	$647	$549	$1,261	$1,140
Total revenue
Net interest income	$829	$830	$707	$1,659	$1,425
Non-interest income (3)	1,089	1,093	933	2,182	1,918
	$1,918	$1,923	$1,640	$3,841	$3,343
Net interest margin on average interest-earning assets	3.12%	3.10%	2.88%	3.11%	2.88%
Efficiency ratio	50.1%	48.9%	50.8%	49.5%	50.4%
Operating leverage	1.7%	2.6%	1.6%	2.1%	(0.7)%
Return on equity (4)	23.7%	24.6%	23.0%	24.2%	23.6%
Average allocated common equity (4)	$10,513	$10,326	$9,792	$10,418	$9,759
FTE (5)	6,031	5,971	5,968	6,031	5,968
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Effective the first quarter of 2026, the change in the allocation methodology applied to calculate the segment return on equity has resulted in a portion of net income attributable to preferred shareholders and other equity instrument holders being allocated from Corporate and Other to the SBUs with a corresponding reduction in the net income attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank results. For additional details, see the
“Non-GAAP
measures” section.

(3)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(4)	For additional information, see the “Non-GAAP measures” section.
(5)
The change in FTEs in the first quarter of 2026 included the centralization of certain administrative functions within Corporate and Other. This change has no impact on the SBU financial results as the related costs previously reflected directly in the SBU are now reflected in the SBU results through our cost allocation process.

16	CIBC SECOND QUARTER 2026

Q2/26 vs Q2/25
Net income for the quarter was $614 million, up $65 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest
expenses and a higher provision for credit losses.
Revenue was up $278 million or 17%.
Commercial banking revenue was up $66 million, primarily due to higher net interest margin and volume growth, partially offset by lower fee income.
Wealth management revenue was up $212 million, primarily due to higher fee-based
revenue from higher average AUA and AUM balances attributable to market appreciation, higher commission revenue from increased client activity, and higher net interest income from higher net interest margin and volume growth.
Net interest margin on average interest-earning assets was up 24 basis points, primarily due to higher deposit margins and balances.
Provision for credit losses was up $67 million. Provision for credit losses on performing loans was up due to unfavourable credit migration, partially offset by a less unfavourable change in our economic outlook. Provision for credit losses on impaired loans was up due to higher provisions in the hardware and software, consumer goods manufacturing, and real estate and construction sectors.
Non-interest
expenses were up $127 million or 15%, primarily due to higher performance-based and other employee-related compensation, and higher spending on technology and other strategic initiatives.
Q2/26 vs Q1/26
Net income was down $33 million from the prior quarter, primarily due to a higher provision for credit losses.
Revenue was down $5 million.
Commercial banking revenue was down $5 million, primarily due to the impact of fewer days in the current quarter, partially offset by higher net interest margin, volume growth and fee income.
Wealth management revenue was comparable with the prior quarter.
Net interest margin on average interest-earning assets was up 2 basis points.
Provision for credit losses was up $37 million. The current quarter included a provision for credit losses on performing loans reflective of unfavourable credit migration and an unfavourable change in our economic outlook, while the prior quarter included a provision reversal attributable to a favourable change in our economic outlook. The provision for credit losses on impaired loans was comparable with the prior quarter, with lower provisions in the capital goods manufacturing, and business services sectors, largely offset by higher provisions in the real estate and construction, and consumer goods manufacturing sectors.
Non-interest expenses were up $19 million or 2%, primarily due to higher spending on technology and other strategic initiatives, and higher performance-based compensation.
Q2/26 vs Q2/25 (Year-to-date)
Net income for the six months ended was $1,261 million, up $121 million from the same period in 2025, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses.
Revenue was up $498 million or 15%.
Commercial banking revenue was up $124 million, primarily due to higher net interest margin and volume growth, partially offset by lower fee income.
Wealth management revenue was up $374 million, primarily due to higher fee-based
revenue from higher average AUA and AUM balances attributable to market appreciation, higher commission revenue from increased client activity and higher net interest income from higher net interest margin and volume growth.
Net interest margin on average interest-earning assets was up 23 basis points, primarily due to higher deposit margins and balances.
Provision for credit losses was up $112 million. Provision for credit losses on performing loans was down as the same period last year included an unfavourable change in our economic outlook, while the current period included unfavourable credit migration. Provision for credit losses on impaired loans was up due to higher provisions in the hardware and software, business services, capital goods manufacturing, real estate and construction, consumer goods manufacturing, and transportation sectors.
Non-interest
expenses were up $215 million or 13%, primarily due to higher performance-based and other employee-related compensation, and higher spending on technology and other strategic initiatives.

CIBC SECOND QUARTER 2026	17

U.S. Commercial Banking and Wealth Management
U.S. Commercial Banking and Wealth Management
provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate
companies, entrepreneurs,
high-net-worth
individuals and families, as well as operating private and small business banking services in strategic markets across the U.S.
Results in Canadian dollars
(1)

	For the three months ended			For the six months ended
$ millions	2026 Apr. 30	2026 Jan. 31	2025 Apr. 30	2026 Apr. 30	2025 Apr. 30
Revenue
Commercial banking	$587	$613	$539	$1,200	$1,106
Wealth management	234	261	230	495	510
Total revenue	821	874	769	1,695	1,616
Provision for (reversal of) credit losses
Impaired	40	78	64	118	171
Performing	(19)	(57)	59	(76)	20
Total provision for credit losses	21	21	123	42	191
Non-interest expenses	469	483	441	952	911
Income before income taxes	331	370	205	701	514
Income taxes	71	76	32	147	85
Net income	$260	$294	$173	$554	$429
Preferred shareholders and other equity instrument holders (2)	4	5	–	9	–
Common shareholders (2)	256	289	173	545	429
Net income attributable to equity shareholders	$260	$294	$173	$554	$429
Total revenue
Net interest income	$577	$600	$536	$1,177	$1,098
Non-interest income	244	274	233	518	518
	$821	$874	$769	$1,695	$1,616
Average allocated common equity (3)	$11,283	$11,329	$11,770	$11,307	$11,563
FTE (4)	3,235	3,265	3,018	3,235	3,018
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Effective the first quarter of 2026, the change in the allocation methodology applied to calculate the segment return on equity has resulted in a portion of net income attributable to preferred shareholders and other equity instrument holders being allocated from Corporate and Other to the SBUs with a corresponding reduction in the net income attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank results. For additional details, see the
“Non-GAAP
measures” section.

(3)	For additional information, see the “Non-GAAP measures” section.
(4)
The change in FTEs in the first quarter of 2026 included the impact of FTE transfers from Corporate and Other to U.S. Commercial Banking and Wealth Management to better align certain functions that are directly supporting the businesses. This change has no impact on the SBU financial results as the related costs are reflected in the SBU in each period results either through our cost allocation process or through direct recognition by the business.

Results in U.S. dollars
(1)

	For the three months ended			For the six months ended
US$ millions	2026 Apr. 30	2026 Jan. 31	2025 Apr. 30	2026 Apr. 30	2025 Apr. 30
Revenue
Commercial banking	$428	$442	$379	$870	$775
Wealth management	171	188	162	359	358
Total revenue	599	630	541	1,229	1,133
Provision for (reversal of) credit losses
Impaired	29	56	45	85	120
Performing	(13)	(41)	41	(54)	14
Total provision for credit losses	16	15	86	31	134
Non-interest expenses	342	348	310	690	639
Income before income taxes	241	267	145	508	360
Income taxes	51	55	23	106	60
Net income	$190	$212	$122	$402	$300
Preferred shareholders and other equity instrument holders (2)	3	3	–	6	–
Common shareholders (2)	187	209	122	396	300
Net income attributable to equity shareholders	$190	$212	$122	$402	$300
Total revenue
Net interest income	$421	$433	$377	$854	$770
Non-interest income	178	197	164	375	363
	$599	$630	$541	$1,229	$1,133
Net interest margin on average interest-earning assets	3.90%	4.01%	3.72%	3.96%	3.75%
Efficiency ratio	57.1%	55.3%	57.4%	56.2%	56.4%
Operating leverage	0.4%	0.4%	4.6%	0.4%	15.1%
Return on equity (3)	9.3%	10.1%	6.0%	9.7%	7.5%
Average allocated common equity (3)	$8,232	$8,164	$8,286	$8,197	$8,112
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Effective the first quarter of 2026, the change in the allocation methodology applied to calculate the segment return on equity has resulted in a portion of net income attributable to preferred shareholders and other equity instrument holders being allocated from Corporate and Other to the SBUs with a corresponding reduction in the net income attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank results. For additional details, see the
“Non-GAAP
measures” section.

(3)	For additional information, see the “Non-GAAP measures” section.

18	CIBC SECOND QUARTER 2026

Q2/26 vs Q2/25
Net income for the quarter was $260 million (US$190 million), up $87 million (US$68 million) from the same quarter last year, primarily due to a lower provision for credit losses and higher revenue, partially offset by higher non-interest
expenses.
Revenue was up US$58 million or 11%.
Commercial banking revenue was up US$49 million, primarily due to volume growth, higher net interest margin and higher fee income.
Wealth management revenue was up US$9 million, primarily due to higher fee-based
revenue from higher average AUM balances attributable to market appreciation and higher net interest income from higher loan margins.
Net interest margin on average interest-earning assets was up 18 basis points, primarily due to higher deposit margins, and favourable business mix, partially offset by lower loan margins.
Provision for credit losses was down US$70 million. The current quarter included a provision reversal on performing loans reflective of favourable credit migration, while the same quarter last year included a provision for credit losses attributable to an unfavourable change in our economic outlook, partially offset by favourable credit migration. Provision for credit losses on impaired loans was down due to lower provisions in the business services, and financial institutions sectors, partially offset by higher provisions in the real estate and construction sector.
Non-interest
expenses were up US$32 million or 10%, primarily due to higher employee compensation.
Q2/26 vs Q1/26
Net income was down $34 million (US$22 million) from the prior quarter, primarily due to lower revenue, partially offset by lower non-interest
expenses.
Revenue was down US$31 million or 5%.
Commercial banking revenue was down US$14 million, primarily due to the impact of fewer days in the current quarter, and lower net interest margin, partially offset by higher volumes.
Wealth management revenue was down US$17 million, primarily due to the annual performance-based mutual fund fees included in the prior quarter.
Net interest margin on average interest-earning assets was down 11 basis points, primarily due to loan growth in excess of deposit growth, and lower loan margins.
Provision for credit losses was comparable with the prior quarter. Provision reversal on performing loans was down due to less favourable credit migration in the current quarter. Provision for credit losses on impaired loans was down due to lower provisions in the financial institutions, business services, and utilities sectors, partially offset by higher provisions in the real estate and construction, and telecommunications and cable sectors.
Non-interest
expenses were down US$6 million or 2%, primarily due to lower employee termination costs, and lower performance-based compensation, partially offset by the provision reversal in the prior quarter.
Q2/26 vs Q2/25 (Year-to-date)
Net income for the six months ended was $554 million (US$402 million), up $125 million (US$102 million) from the same period in 2025, primarily due to a lower provision for credit losses and higher revenue, partially offset by higher non-interest
expenses.
Revenue was up US$96 million or 8%.
Commercial banking revenue was up US$95 million, primarily due to volume growth, higher net interest margin, and higher advisory fees.
Wealth management revenue was up US$1 million, primarily due to higher fee-based
revenue from higher average AUM balances attributable to market appreciation and higher net interest income, partially offset by lower annual performance-based mutual fund fees.
Net interest margin on average interest-earning assets was up 21 basis points, primarily due to higher deposit margins, and favourable business mix, partially offset by lower loan margins.
Provision for credit losses was down US$103 million. The current period included a provision reversal on performing loans reflective of favourable credit migration, while the same period last year included a provision for credit losses attributable to an unfavourable change in our economic outlook, partially offset by favourable credit migration. Provision for credit losses on impaired loans was down due to lower provisions in the real estate and construction, business services, and capital goods manufacturing sectors, partially offset by higher provisions in the telecommunications and cable sector.
Non-interest
expenses were up US$51 million or 8%, primarily due to higher employee compensation, including higher employee termination costs, partially offset by a provision reversal.

CIBC SECOND QUARTER 2026	19

Capital Markets
Capital Markets
provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked
research to our clients around the world. Leveraging the capabilities of our differentiated platform, Capital Markets also delivers multi-currency payments and innovative solutions for clients across our bank.
Results
(1)

	For the three months ended			For the six months ended
$ millions	2026 Apr. 30	2026 Jan. 31	2025 Apr. 30 (2)	2026 Apr. 30	2025 Apr. 30 (2)
Revenue
Global markets	$1,174	$1,253	$947	$2,427	$1,977
Corporate and investment banking	694	764	598	1,458	1,142
Total revenue	1,868	2,017	1,545	3,885	3,119
Provision for (reversal of) credit losses
Impaired	10	10	2	20	9
Performing	(25)	(3)	32	(28)	46
Total provision for (reversal of) credit losses	(15)	7	34	(8)	55
Non-interest expenses	807	836	719	1,643	1,424
Income before income taxes	1,076	1,174	792	2,250	1,640
Income taxes	284	297	226	581	455
Net income	$792	$877	$566	$1,669	$1,185
Preferred shareholders and other equity instrument holders (3)	39	41	–	80	–
Common shareholders (3)	753	836	566	1,589	1,185
Net income attributable to equity shareholders	$792	$877	$566	$1,669	$1,185
Efficiency ratio	43.2%	41.5%	46.5%	42.3%	45.6%
Operating leverage	8.7%	9.5%	1.5%	9.2%	1.1%
Return on equity (4)	26.4%	29.2%	22.9%	27.8%	23.9%
Average allocated common equity (4)	$11,680	$11,355	$10,136	$11,515	$9,988
FTE (5)	1,636	1,645	1,894	1,636	1,894
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Effective the first quarter of 2026, our foreign exchange payments business, previously reported within Global markets, has been realigned to Corporate and investment banking. Prior period amounts have been restated.

(3)
Effective the first quarter of 2026, the change in the allocation methodology applied to calculate the segment return on equity has resulted in a portion of net income attributable to preferred shareholders and other equity instrument holders being allocated from Corporate and Other to the SBUs with a corresponding reduction in the net income attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank results. For additional details, see the
“Non-GAAP
measures” section.

(4)	For additional information, see the “Non-GAAP measures” section.
(5)
The change in FTEs in the first quarter of 2026 included the centralization of certain administrative functions within Corporate and Other. This change has no impact on the SBU financial results as the related costs previously reflected directly in the SBU are now reflected in the SBU results through our cost allocation process.

Q2/26 vs Q2/25
Net income for the quarter was $792 million, up $226 million from the same quarter last year, primarily due to higher revenue and a provision reversal in the current quarter compared to a provision for credit losses in the same quarter last year, partially offset by higher non-interest
expenses.
Revenue was up $323 million or 21%.
Global markets revenue was up $227 million, primarily due to higher equity trading, fixed income trading, and financing revenue, and realized gains from the sale of fair value through other comprehensive income (FVOCI) debt securities, partially offset by lower foreign exchange trading and commodities trading revenue.
Corporate and investment banking revenue was up $96 million, primarily due to higher advisory and equity underwriting revenue in our investment banking business, and higher revenue from our lending and deposit activities with our corporate clients.
Provision reversal of credit losses was $15 million compared with a provision for credit losses of $34 million in the same quarter last year. The current quarter included a provision reversal on performing loans mainly due to favourable credit migration, while the same quarter last year included a provision for credit losses attributable to unfavourable credit migration and an unfavourable change in our economic outlook. Provision for credit losses on impaired loans was up due to higher provisions in the mining sector.
Non-interest
expenses were up $88 million or 12%, primarily due to higher spending on technology and other strategic initiatives and higher performance-based compensation.
Q2/26 vs Q1/26
Net income was down $85 million from the prior quarter, primarily due to lower revenue, partially offset by lower non-interest
expenses and a provision reversal in the current quarter compared to a provision for credit losses in the prior quarter.
Revenue was down $149 million or 7%.
Global markets revenue was down $79 million, primarily due to lower equity trading, realized gains from the sale of FVOCI debt securities, foreign exchange trading and fixed income trading revenue.
Corporate and investment banking revenue was down $70 million, primarily due to lower debt and equity underwriting and advisory fees in our investment banking business, lower revenue from lending activities with our corporate clients, including the impact of fewer days in the current quarter, and lower revenue from our foreign exchange payment business.
Provision reversal of credit losses was $15 million compared with a provision for credit losses of $7 million in the prior quarter. The provision reversal on performing loans was mainly due to favourable credit migration. Provision for credit losses on impaired loans was comparable with the prior quarter.

20	CIBC SECOND QUARTER 2026

Non-interest
expenses were down $29 million or 3%, primarily due to lower employee-related compensation and lower spending on technology and other strategic initiatives.
Q2/26 vs Q2/25
(Year-to-date)
Net income for the six months ended was $1,669 million, up $484 million from the same period in 2025, primarily due to higher revenue and a provision reversal in the current year compared to a provision for credit losses in the same period in 2025, partially offset by higher non-interest
expenses.
Revenue was up $766 million or 25%.
Global markets revenue was up $450 million, primarily due to higher equity trading, financing revenue, realized gains from the sale of FVOCI debt securities and commodities trading revenue, partially offset by lower foreign exchange trading revenue.
Corporate and investment banking revenue was up $316 million, primarily due to higher advisory fees and equity and debt underwriting in our investment banking business, and higher revenue from our lending and deposit activities with our corporate clients.
Provision reversal of credit losses was $8 million compared with a provision for credit losses of $55 million in the same period in 2025. The current period included a provision reversal on performing loans reflective of favourable credit migration, while the same period last year included a provision for credit losses attributable to an unfavourable change in our economic outlook. Provision for credit losses on impaired loans was up due to higher provisions in the telecommunications and cable sector.
Non-interest
expenses were up $219 million or 15%, primarily due to higher spending on technology and other strategic initiatives and higher performance-based and other employee-related compensation.
Corporate and Other
Corporate and Other
includes the following functional groups – Chief Administrative Office, Global Technology, Data and AI, Risk Management, People, Culture and Talent, and Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
Results
(1)

	For the three months ended			For the six months ended
$ millions	2026 Apr. 30	2026 Jan. 31	2025 Apr. 30	2026 Apr. 30	2025 Apr. 30
Revenue
International banking	$256	$264	$251	$520	$500
Other	(31)	25	(42)	(6)	(57)
Total revenue	225	289	209	514	443
Provision for (reversal of) credit losses
Impaired	4	7	6	11	18
Performing	–	3	(1)	3	4
Total provision for credit losses	4	10	5	14	22
Non-interest expenses	392	511	348	903	738
Income (loss) before income taxes	(171)	(232)	(144)	(403)	(317)
Income taxes	(124)	(554)	(129)	(678)	(242)
Net income (loss)	$(47)	$322	$(15)	$275	$(75)
Net income attributable to non-controlling interests	$8	$7	$9	$15	$17
Preferred shareholders and other equity instrument holders (2)	55	42	78	97	166
Common shareholders (2)	(110)	273	(102)	163	(258)
Net income (loss) attributable to equity shareholders	$(55)	$315	$(24)	$260	$(92)
FTE (3)	22,122	22,090	24,167	22,122	24,167
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Effective the first quarter of 2026, the change in the allocation methodology applied to calculate the segment return on equity has resulted in a portion of net income (loss) attributable to preferred shareholders and other equity instrument holders being allocated from Corporate and Other to the SBUs with a corresponding reduction in the net income (loss) attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank results. For additional details, see the
“Non-GAAP
measures” section.

(3)
The change in FTEs in the first quarter of 2026 included the net impact of FTE transfers from Corporate and Other to Canadian Personal and Business Banking and U.S. Commercial Banking and Wealth Management to better align certain functions that are directly supporting the businesses and FTE transfers from the SBUs to reflect the centralization of certain administrative functions within Corporate and Other. This change has no impact on the SBU financial results as the related costs are reflected in the SBU in each period results either through our cost allocation process or through direct recognition by the business.

Q2/26 vs Q2/25
Net loss for the quarter was $47 million, compared with a net loss of $15 million in the same quarter last year, primarily due to higher non-interest expenses, partially offset by higher revenue from International banking, our strategic investments and treasury.
Revenue was up $16 million.
International banking revenue was up $5 million, primarily due to higher non-interest
income, including from investment losses in the same quarter last year and volume growth, partially offset by the impact of foreign exchange translation.
Other revenue was up $11 million, primarily due to higher revenue from our strategic investments and higher treasury revenue.
Provision for credit losses in International banking on both performing loans and impaired loans was comparable with the same quarter last year.
Non-interest
expenses were up $44 million or 13%, primarily due to higher corporate costs, including from a provision reversal in the same quarter last year.

CIBC SECOND QUARTER 2026	21

Q2/26 vs Q1/26
Net loss for the quarter was $47 million, compared with a net income of $322 million in the prior quarter, primarily due to prior quarter income tax recoveries related to a capital gains distribution and utilization of capital losses, which was shown as an item of note, lower revenue from International banking, our strategic investments and treasury, partially offset by lower non-interest expenses and a lower provision for credit losses.
Revenue was down $64 million.
International banking revenue was down $8 million, primarily due to the impact of foreign exchange translation, fewer days in the quarter, and lower non-interest income.
Other revenue was down $56 million, primarily due to lower revenue from our strategic investments and lower treasury revenue.
Provision for credit losses in International banking was down $6 million. Provision for credit losses on performing loans was down mainly due to credit migration. Provision for credit losses on impaired loans was down attributable to the business services sector.
Non-interest
expenses were down $119 million or 23%, primarily due to lower corporate costs, as the prior quarter included higher performance-based compensation from changes in vesting date assumptions, and a legal provision.
Q2/26 vs Q2/25
(Year-to-date)
Net income for the six months ended was $275 million, compared with a net loss of $75 million in the same period in 2025, primarily due to income tax recoveries related to a capital gains distribution and utilization of capital losses, which was shown as an item of note, higher revenue from International banking and our strategic investments, and a lower provision for credit losses, partially offset by higher non-interest
expenses and lower treasury revenue.
Revenue was up $71 million.
International banking revenue was up $20 million, primarily due to higher non-interest
income, including from investment losses in the same quarter last year and volume growth, partially offset by the impact of foreign exchange translation.
Other revenue was up $51 million, primarily due to higher revenue from our strategic investments, partially offset by lower treasury revenue.
Provision for credit losses in International banking was down $8 million. Provision for credit losses on performing loans was comparable with the same period last year. Provision for credit losses on impaired loans was down due to less impairments in the business services sector.
Non-interest
expenses were up $165 million or 22%, primarily due to higher corporate costs, including higher performance-based compensation from changes in vesting date assumptions, and due to higher legal provisions in the current period.

22	CIBC SECOND QUARTER 2026

Financial condition
Review of condensed consolidated balance sheet

$ millions, as at	2026 Apr. 30	2025 Oct. 31
Assets
Cash and deposits with banks	$53,518	$44,003
Securities	303,235	283,235
Securities borrowed and purchased under resale agreements	115,986	108,392
Loans and acceptances, net of allowance for credit losses	600,980	589,504
Derivative instruments	34,940	38,352
Other assets	51,901	53,452
Total assets	$1,160,560	$1,116,938
Liabilities and equity
Deposits	$832,770	$808,124
Obligations related to securities lent, sold short and under repurchase agreements	175,878	160,317
Derivative instruments	41,726	41,411
Other liabilities	37,497	34,854
Subordinated indebtedness	6,722	7,819
Equity	65,967	64,413
Total liabilities and equity	$1,160,560	$1,116,938
Assets
As at April 30, 2026, total assets were up $43.6 billion or 4% from October 31, 2025, net of an approximate $13.5 billion decrease due to the depreciation of the U.S. dollar.
Cash and deposits with banks increased by $9.5 billion or 22%, primarily due to higher short-term placements in Treasury.
Securities increased by $20.0 billion or 7%, primarily due to increases in equity trading securities and debt security portfolios in our trading businesses, partially offset by the net impact of foreign exchange translation.
Securities borrowed and purchased under resale agreements increased by $7.6 billion or 7%, primarily due to client-driven activities.
Loans and acceptances, net of allowance for credit losses, increased by $11.5 billion or 2%, primarily due to increases in business and government loans, which was net of the impact of foreign exchange translation, and the Canadian residential mortgage portfolio.
Derivative instruments decreased by $3.4 billion or 9%, largely driven by decreases in foreign exchange and interest rate derivatives valuation, partially offset by an increase in commodity derivatives valuation.
Other assets decreased by $1.6 billion or 3%, primarily due to decreases in collateral pledged for derivatives and broker receivables, partially offset by increases in precious metals, and current tax receivable.
Liabilities
As at April 30, 2026, total liabilities were up $42.1 billion or 4% from October 31, 2025, net of an approximate $13.1 billion decrease due to the depreciation of the U.S. dollar.
Deposits increased by $24.6 billion or 3%, primarily due to an increase in business and government deposits, which was net of the impact of foreign exchange translation, partially offset by a decrease in wholesale funding. Further details on the composition of deposits are provided in Note 6 to our interim consolidated financial statements.
Obligations related to securities lent, sold short and under repurchase agreements increased by $15.6 billion or 10%, primarily to finance growth in client-driven
activities.
Derivative instruments increased by $0.3 billion or 1%, largely driven by increases in commodity, equity and interest rate derivatives valuation, partially offset by a decrease in the foreign exchange derivatives valuation.
Other liabilities increased by $2.6 billion or 8%, primarily due to increases in brokers payables and payables related to precious metals.
Subordinated indebtedness decreased by $1.1 billion or 14%, primarily due to the redemption of subordinated indebtedness during the current quarter. For further details see the “Capital management” section.
Equity
As at April 30, 2026, equity increased by $1.6 billion or 2% from October 31, 2025, primarily due to a net increase in retained earnings from net income that exceeded dividends and distributions, and the issuance of Limited Recourse Capital Notes (LRCNs), partially offset by the impact of shares repurchased and cancelled under a normal course issuer bid (NCIB), and a net decrease in accumulated other comprehensive income (AOCI) mainly resulting from net foreign currency translation losses related to our net investments in foreign operations, and net losses on cash flow hedges. For further details see the “Capital management” section.

CIBC SECOND QUARTER 2026	23

Capital management
Our overall capital management objective is to maintain a strong and efficient capital base. For additional details on capital management, see pages 31 to 40 of our 2025 Annual Report.
Regulatory capital and total loss absorbing capacity (TLAC) requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.
Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC has been designated by OSFI as a domestic systemically important bank
(D-SIB)
in Canada.
D-SIBs
are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects
D-SIBs
to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently at 3.5% of RWA but can range from 0.0% to 4.0% of RWA. Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures.
In addition, the Basel III capital standards include a
non-risk-based
capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:
(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).
Under OSFI’s TLAC guideline,
D-SIBs
are required to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). TLAC is defined as the aggregate of total capital and other TLAC instruments primarily comprised of bail-in
eligible instruments with a residual maturity greater than 365 days. TLAC is required to ensure that a non-viable
D-SIB
has sufficient loss absorbing capacity to support its recapitalization. This would, in turn, facilitate an orderly resolution of the
D-SIB
while minimizing adverse impacts on the financial sector stability and taxpayers.
OSFI’s current regulatory capital and TLAC targets are summarized below. Targets may be higher for certain institutions at OSFI’s discretion. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI.

As at April 30, 2026	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	DSB	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	3.5%	11.5%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	3.5%	13.0%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	3.5%	15.0%
Leverage ratio	3.0%	n/a	0.5%	3.5%	n/a	3.5%
TLAC ratio	18.0%	2.5%	1.0%	21.5%	3.5%	25.0%
TLAC leverage ratio	6.75%	n/a	0.5%	7.25%	n/a	7.25%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at April 30, 2026.
n/a	Not applicable.
Capital Adequacy Requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements included in our 2025 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

24	CIBC SECOND QUARTER 2026

Continuous enhancement to regulatory capital and TLAC requirements
We continue to monitor and prepare for developments impacting regulatory capital and TLAC requirements and disclosures. The discussion below provides a summary of Capital Adequacy Requirements and Pillar 3 disclosure requirements changes and BCBS and OSFI publications that have been issued since our 2025 Annual Report.
OSFI’s Capital Adequacy Requirements
Effective November 1, 2025, we implemented the Capital Adequacy Requirements (CAR) – 2026 Guideline. The Guideline enhances clarity across credit, market and operational risk components.
We calculate a capital floor based on the revised standardized approaches as part of the implementation of the Basel III reforms. If our capital requirement is lower than that calculated by reference to the standardized approaches with a floor adjustment factor applied, an adjustment to our RWA would be required. The floor adjustment factor is at 67.5%. OSFI confirmed any change to the floor adjustment factor will be communicated at least two years prior to the effective date.
Effective November 1, 2025, we also implemented the Capital and Liquidity Treatment of Crypto-asset Exposures (Banking) Guideline (Crypto-asset Guideline) and the related Pillar 3 disclosures. The Crypto-asset Guideline prescribes the regulatory treatment options and categorizations of crypto-assets. The guideline also limits an institution’s gross exposure to specific crypto-assets, Group 2 as defined in the Crypto-asset Guideline, at 5% of net Tier 1 capital.
Regulatory capital, leverage and TLAC ratios
Our capital and TLAC positions remain above OSFI regulatory requirements. Our capital, leverage and TLAC ratios are presented in the table below:

$ millions, as at	2026 Apr. 30	2025 Oct. 31
CET1 capital	$48,707	$47,718
Tier 1 capital	56,067	54,105
Total capital	63,127	62,287
RWA consisting of:
Credit risk	$301,007	$294,848
Market risk	12,471	12,243
Operational risk	44,918	50,712
Total RWA	$358,396	$357,803
CET1 ratio	13.6%	13.3%
Tier 1 capital ratio	15.6%	15.1%
Total capital ratio	17.6%	17.4%
Leverage ratio exposure	$1,309,727	$1,261,098
Leverage ratio	4.3%	4.3%
TLAC available	$117,161	$114,102
TLAC ratio	32.7%	31.9%
TLAC leverage ratio	8.9%	9.0%
CET1 ratio
The CET1 ratio at April 30, 2026 increased 0.3% from October 31, 2025, driven by an increase in CET1 capital, partially offset by an increase in RWA.
The increase in CET1 capital was mainly due to internal capital generation (net income less dividends and distributions), partially offset by shares repurchased and cancelled under an NCIB and the impact of net foreign currency translation.
The increase in RWA was due to increases in credit risk and market risk, partially offset by a decrease in operational risk RWA. The increase in credit risk RWA was mainly due to organic growth, credit migration and methodology updates, partially offset by foreign currency translation and model updates. The increase in market risk RWA was due to an increase in risk levels, partially offset by methodology updates. The decrease in operational risk RWA was primarily due to the exclusion of an operational loss event that was recognized in fiscal 2023 from the operational risk capital calculations in the second quarter of 2026, as approved by OSFI in the fourth quarter of 2025.
Tier 1 capital ratio
The Tier 1 capital ratio at April 30, 2026 increased 0.5% from October 31, 2025, primarily due to the factors affecting the CET1 ratio noted above and the issuance of the LRCN Series 9 Notes in the first quarter of 2026. See the “Capital initiatives” section for further details.
Total capital ratio
The Total capital ratio at April 30, 2026 increased 0.2% from October 31, 2025, primarily due to the factors affecting the Tier 1 capital ratio noted above and the redemption of $1.0 billion subordinated debentures in the current quarter. See the “Capital initiatives” section for further details.
Leverage ratio
The leverage ratio at April 30, 2026 was comparable with October 31, 2025, as the increase in the Tier 1 capital discussed above was partially offset by an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by an increase in exposures from on-balance
sheet items, securities financing transactions, and off-balance sheet items, partially offset by a decrease in derivative exposures.
TLAC ratio and TLAC leverage ratio
The TLAC ratio at April 30, 2026 increased 0.8% from October 31, 2025, primarily driven by an increase in total TLAC instruments, partially offset by an increase in RWA. The increase in TLAC instruments was primarily a result of a higher total capital due to the factors noted above and higher level of TLAC eligible liabilities.
The TLAC leverage ratio at April 30, 2026 decreased 0.1% from October 31, 2025, primarily due to a higher leverage ratio exposure due to the factors noted above, partially offset by the increase in TLAC instruments.

CIBC SECOND QUARTER 2026	25

Capital initiatives
The following were the main capital initiatives undertaken in 2026:
Normal course issuer bid (NCIB)
On September 8, 2025, we announced that the Toronto Stock Exchange had accepted the notice of our intention to commence an NCIB. Purchases under this bid will be completed upon the earlier of: (i) CIBC purchasing 20 million common shares; (ii) CIBC providing a notice of termination; or (iii) September 9, 2026. During the quarter, 6,509,500 common shares were purchased and cancelled at an average price of $136.60 for a total amount of $890 million. For the six months ended April 30, 2026, 14,500,000 common shares were purchased and cancelled at an average price of $130.50 for a total amount of $1,893 million. Since the inception of this NCIB, 18,000,000 common shares have been purchased and cancelled for a total amount of $2,286 million.
Dividends
Common and preferred share dividends are declared quarterly at the discretion of the CIBC Board of Directors (the Board). The declaration and payment of dividends is governed by Section 79 of the
Bank Act
(Canada) and the terms of the preferred shares, as explained in Note 15 to the consolidated financial statements included in our 2025 Annual Report.
Limited Recourse Capital Notes Series 9 (NVCC) (subordinated indebtedness) (LRCN Series 9 Notes)
On January 13, 2026, we issued USD$700 million principal amount of 6.500% LRCN Series 9 Notes. The LRCN Series 9 Notes mature on July 28, 2086, and bear interest at a fixed rate of 6.500% per annum (paid quarterly) until July 28, 2031. Starting on July 28, 2031, and every five years thereafter until July 28, 2081, the interest rate will be reset to the then current five-year U.S. Treasury Rate plus 2.727% per annum.
Concurrently with the issuance of the LRCN Series 9 Notes, we issued
Non-cumulative
5-Year
Fixed Rate Reset Class A Preferred Shares Series 64 (NVCC) (Series 64 Preferred Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 64 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment
by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 9 Notes when due, the sole remedy of each LRCN Series 9 Note holder is limited to that holder’s proportionate share of the Series 64 Preferred Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 9 Notes, in whole or in part, on each January 28, April 28, July 28, and October 28, commencing on July 28, 2031, at par.
Subordinated indebtedness
On April 21, 2026, we redeemed all $1.0 billion of our 1.96% Debentures due April 21, 2031. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon. The debentures qualified as Tier 2 capital.
Convertible instruments
The table below provides a summary of our outstanding shares, NVCC capital instruments, and the maximum number of common shares issuable on conversion/exercise:

	Shares outstanding
$ millions, except number of shares and per share amounts, as at April 30, 2026	Number of shares	Par value
Common shares	914,807,481	$16,750
Treasury shares – common shares (1)	(34,767)	–
Preferred shares
Series 47 (NVCC)	18,000,000	$450
Series 56 (NVCC)	600,000	600
Series 57 (NVCC)	500,000	500
Series 61 (NVCC)	150,000	150
Treasury shares – preferred shares (1)	(642)	–
Limited recourse capital notes
4.000% Limited Recourse Capital Notes Series 2 (NVCC)	n/a	$750
7.150% Limited Recourse Capital Notes Series 3 (NVCC)	n/a	800
6.987% Limited Recourse Capital Notes Series 4 (NVCC)	n/a	500
6.950% Limited Recourse Capital Notes Series 5 (NVCC) (2)	n/a	693
6.369% Limited Recourse Capital Notes Series 6 (NVCC)	n/a	450
7.000% Limited Recourse Capital Notes Series 7 (NVCC) (2)	n/a	1,027
5.898% Limited Recourse Capital Notes Series 8 (NVCC)	n/a	450
6.500% Limited Recourse Capital Notes Series 9 (NVCC) (2)	n/a	971
Subordinated indebtedness
4.20% Debentures due April 7, 2032 (NVCC)	n/a	$1,000
5.33% Debentures due January 20, 2033 (NVCC)	n/a	1,000
5.35% Debentures due April 20, 2033 (NVCC)	n/a	750
5.30% Debentures due January 16, 2034 (NVCC)	n/a	1,250
4.90% Debentures due June 12, 2034 (NVCC)	n/a	1,000
4.15% Debentures due April 2, 2035 (NVCC)	n/a	1,250
Stock options outstanding	14,532,384
(1)
A long position in our own shares is shown as a negative number, which reduces the number of shares outstanding. A short position is shown as a positive number, which adds to the number of shares outstanding. See Note 1 to the consolidated financial statements in our 2025 Annual Report for the accounting policy on treasury shares.

(2)	For LRCNs – Series 5, Series 7 and Series 9, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount.
n/a	Not applicable.

26	CIBC SECOND QUARTER 2026

The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above into a maximum of approximately 6.7 billion common shares, in aggregate, which would represent a dilution impact of 88% based on the number of CIBC common shares and NVCC instruments outstanding as at April 30, 2026. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable
and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.
Upon the occurrence of a Trigger Event, Class A Preferred Shares Series 47, 56, 57 and 61 will be converted into a number of common shares, determined by dividing the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplements) subject to a minimum price of $2.50 per common share (subject to adjustment in certain events as defined in the relevant prospectus supplements). Series 54, 55, 58, 59, 60, 62, 63 and 64 Preferred Shares held in the Limited Recourse Trust, will automatically and immediately be converted, without the consent of LRCN Note holders, into a variable number of common shares which will be delivered to LRCN Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCNs. All claims of LRCN Note holders against CIBC under the LRCNs will be extinguished upon receipt of such common shares. The Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $2.50 per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at April 30, 2026, $72.5 billion (October 31, 2025: $67.0 billion) of our outstanding liabilities were subject to conversion under the bail-in
regime. Under the
bail-in
regime, there is no fixed and
pre-determined
contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in
conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in
conversion are converted into common shares of CIBC or any of its affiliates. Canada Deposit Insurance Corporation (CDIC) determines the timing of the bail-in
conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in
regime.
See the “Regulatory capital and total loss absorbing capacity (TLAC) requirements” section for further details.
Preferred share and other equity instruments rights and privileges
See Note 15 to the consolidated financial statements included in our 2025 Annual Report for details on our preferred share and other equity instruments rights and privileges.
Off-balance
sheet arrangements
We enter into
off-balance
sheet arrangements in the normal course of our business. Further details of our off-balance
sheet arrangements are provided on pages 40–41 of our 2025 Annual Report and also in Note 6 and Note 20 to the consolidated financial statements included in our 2025 Annual Report.

CIBC SECOND QUARTER 2026	27

Management of risk
Our approach to management of risk has not changed significantly from that described on pages 42 to 81 of our 2025 Annual Report.
Risk overview
CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, are fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.
Our risk management framework includes:
•	CIBC, SBU, functional group-level and regional risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.
Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:
(i)
As the first line of defence, CIBC’s Management, in SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in its activities in accordance with the CIBC risk appetite. In addition, Management establishes and maintains controls to mitigate such risks and support operational resilience. Management may include Governance Groups within the business to facilitate the Control Framework, Operational Risk Management and Operational Resilience Framework and other risk-related processes. A Governance Group refers to a group within Business Unit Management (first line of defence) whose focus is to support Management in meeting their governance, risk and control activities. A Governance Group is considered the first line of defence, in conjunction with Business Unit Management. Control Groups, which typically reside within centralized functions, provide subject matter expertise to Business Unit Management and/or implement/maintain enterprise-wide control programs and activities. While Control Groups collaborate with Business Unit Management in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)
The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage subject matter expertise of other groups (e.g., third parties or Control Groups) to inform their independent assessments, as appropriate.

(iii)
As the third line of defence, CIBC’s Internal Audit is responsible for providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and Internal Control as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.
We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geopolitical and regulatory environments that influence our overall risk profile.
Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.
Top and emerging risks
We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks. We perform in-depth
analyses, which may include stress testing our exposures relative to the risks, and we provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 50 to 52 of our 2025 Annual Report for details regarding the following top and emerging risks:
•	Climate risk
•	U.S. banking regulation
•	Tax reform
The remainder of this section describes the top and emerging risks that have been updated for developments that have occurred since the issuance of our 2025 Annual Report, as well as regulatory and accounting developments that are material for CIBC.
Geopolitical risk
The level of geopolitical risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading market risk positions. The escalation of the conflicts in Iran, which initiated in late February, became the primary driver of repricing in commodities and energy, as well as elevated volatility across financial markets. Conditions partially stabilized following the announcement of a U.S.-Iran ceasefire in early April; however, the risk of renewed geopolitical tensions and potential central bank policy miscalibration remains elevated.

28	CIBC SECOND QUARTER 2026

Geopolitical risk could reduce economic growth, and in combination with the potential impacts on commodity prices and protectionism (further details of which are provided in the “Financial performance overview – Economic outlook” section), could have serious negative implications for general economic and banking activities.
Other areas which continue to be of concern include:
•	The war in Ukraine; and
•	Rising political tensions, civil unrest and activism globally.
While it is difficult to predict where new geopolitical disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.
Trade policy uncertainty
Newly implemented and proposed tariffs, by the U.S., and any potential countermeasures, are expected to have negative impacts on supply chains, inflation and economic activity, further amplifying ongoing U.S., Canada and Mexico trade issues that existed prior to the tariff developments, and is posing recessionary fears and increasing market volatility. The
Canada-U.S.-Mexico
free trade agreement renewal is upcoming and could pose a significant risk should the deal be significantly restructured or terminated. Separate trade discussions are ongoing between Canada and China as well as the U.S. and China. The ongoing uncertainty on the ultimate level and extent of tariffs could diminish consumer and business confidence in Canada and around the globe, increasing credit, market, liquidity, strategic and operational (including third-party) risks.
The eventual impact of tariffs will depend on their nature and duration, as well as fiscal policies that may be enacted in response, and a further escalation would be expected to drive an increase in unemployment and inflation, thereby elevating credit risks. Higher unemployment and inflation could reduce discretionary consumer spending, slow loan origination and negatively impact debt servicing for both retail and commercial clients. Commercial clients may see lower overall revenues and higher costs, which could, in turn, slow growth and expansion plans. Certain sectors are expected to be more susceptible to the impact of the tariff developments, including but not limited to the manufacturing, retail and wholesale, and transportation sectors. We are also monitoring the financial viability of suppliers who may be impacted should economic conditions deteriorate as the result of global tariff impacts.
The impact of macroeconomic uncertainty on the U.S. dollar and long-term bond yields and changes in client sentiment due to macroeconomic volatility, recessionary conditions, or risks associated with banks, could lead to rising liquidity premiums and wider issuance spreads in the funding market.
We continue to regularly monitor economic developments and proactively prepare mitigation plans. Further details on tariffs and our economic outlook are provided in the “Financial performance overview – Economic outlook” section.
Canadian consumer debt and the housing market
The latest household
debt-to-income
ratio data from Statistics Canada have experienced slight increases in recent quarters but continues to remain below 2016 levels. This increase is driven by relatively slower disposable income growth, partially suppressed by sustained higher unemployment, while debt growth remained relatively flat supported by lower interest rates. The debt-to-service
ratio has been relatively stable throughout 2025, below 2023 and early 2024 levels, partially due to lower interest rates combined with the rise in disposable income offsetting the debt-to-income
increase. Mortgage debt continues to trend at historically high levels, but remains favourable to the peaks seen in recent years, while non-mortgage
debt-to-income
and service ratios remain at historical low levels as clients maintain lower utilization and higher payment rates. Mortgage service ratios could remain elevated as mortgages continue to renew at higher rates and income growth decelerates from a slowing labour market. Property sales slowed in 2025 and are the most recessed levels since 2020.
While the interest rate cuts in the second half of 2024 and throughout 2025 have provided some relief, policy rates are still 200 basis points higher than 2020–2021 and 50 basis points above 2019 levels, limiting growth in property values and sales activity. Despite lower interest rates, housing sales have slowed and unemployment has remained elevated in 2026 due to the uncertainty in the macroeconomic environment. However, real estate secured lending losses remain low, supported by strong loan-to-value
ratios. While there was some weakening to the House Price Index year-over-year and quarter-over-quarter, it remains above late 2022 and early 2023 levels.
Unemployment rates in the second quarter of 2026 remain relatively elevated, increasing to 6.9% as of April 30, 2026. Fiscal 2025 saw unemployment reach its highest level since 2016 (excluding the
COVID-19
driven increases in 2020 and 2021) but is expected to improve in the latter half of fiscal 2026. Unemployment rates at high levels could elevate non-mortgage
debt levels, and have increased unsecured payment pressures, typical of the credit cycle.
Regulators continue to apply higher levels of scrutiny on guidelines and oversight. Further augmentations to regulatory expectations could impact business processes, increase the cost of compliance, and raise the risk of fines for non-compliance.
In January 2026, OSFI initiated a
six-month
industry consultation in support of a new Credit Risk Management Guideline, the consultative phase is expected to be finalized by July 29, 2026. This guideline is anticipated to reinforce federally regulated financial institutions (FRFIs) expectations around policies and management of indebtedness by consolidating existing guidance and expectations related to credit risk, encompassing residential mortgage lending, commercial real estate, corporate lending, and potentially unsecured lending; drafts of the new Credit Risk Management Guideline are expected in the fourth quarter of 2026. As well, OSFI continues to increase expectations on the integration of climate risk in the real estate lending portfolio to ensure robust credit decisions and risk oversight practices.

CIBC SECOND QUARTER 2026	29

Data and Artificial Intelligence risk
Data is integral to advancing CIBC’s strategic objectives and maintaining our competitive edge. We continue to make significant investments in our data management and governance capabilities, building a strong foundation for business decision-making and expanding our analytics and reporting practices. This helps us truly leverage data as a transformative asset for the organization.
With the rapid pace of technological change, we are seeing even broader adoption of AI applications to drive productivity and competitiveness. While these advances bring clear benefits, they also introduce new risks. AI systems built on data and models have the potential to inherit or even amplify biases, raising ongoing concerns about fairness and ethical use. Advanced models, including Claude Mythos, could accelerate impacts across cyber, data and technology domains if risks are not properly addressed. For this reason, transparency in our AI models is so critical—to ensure we clearly understand the reasoning, accuracy, and appropriateness of their outputs.
With these risks in mind, we have already published an AI framework and implemented robust AI governance and risk management practices. In line with this, OSFI’s final Guideline E-23 on Model Risk Management, effective May 1, 2027, has expanded the definition of “model” to include AI and machine learning methodologies, reflecting the increasing use of these analytics. As we continue to adopt more AI-driven solutions, our focus remains on responsible use and proactive mitigation of operational risks. This approach is designed to protect shareholder value and support long-term stability.
Information and cyber security risk
We continue to evolve our use of technology and business processes to improve the client experience and streamline operations. Concurrently, the cyber threat landscape continues to evolve, including the use of AI to disrupt business and compromise the confidentiality or integrity of data at CIBC or at our third parties. Cyber threats are increasing in frequency and sophistication, raising the potential for financial loss, reputational harm, regulatory exposure, and business interruption. We actively manage these risks through strategic risk reviews and enterprise-wide technology and information security programs focused on prevention, detection, response and recovery. Threats include data breaches, malware and ransomware, unauthorized access, social engineering and fraud, and denial of service attacks, which may result in damage to CIBC systems and information; theft, loss or disclosure of confidential information; unauthorized or fraudulent activity; and service disruption at CIBC or its service providers, including those that offer cloud services. Notable disruptive AI related risks may include automation of highly convincing phishing campaigns, accelerated discovery of vulnerabilities by attackers, and the potential deployment of autonomous agents capable of executing end-to-end attack chains. We monitor the cyber threat landscape, including emerging risks associated with the use or availability of advanced third-party AI models, where opaque model behaviour, potential misuse, data exposure, or reliance on external governance frameworks could amplify the impact or speed of cyber events, to assess potential impacts to CIBC.
Given the importance of electronic financial systems, including secure online and mobile banking services provided to our clients, we enhance our controls and processes to protect our systems and client information, informed by evolving cyber threats, mitigation strategies, and regulatory requirements. We perform cyber security preparedness, testing and recovery exercises to validate our defences, benchmark against industry best practices, and provide regular updates to the Board. We maintain well-defined cyber incident response protocols and playbooks in the event of a security incident or breach, and we maintain cyber insurance coverage to help mitigate certain potential losses, subject to specific terms, conditions, and coverage limits. We periodically review our insurance coverage relative to our risk tolerance. Despite our ongoing commitment to information and cyber security, and given the rapidly evolving threat and regulatory landscape and a changing business environment, it is not possible to identify all cyber risks or implement measures that prevent all potential cyber incidents. We continue to refine our protection, detection, response and resilience capabilities to minimize the potential impact of any cyber incidents that may occur.
Technology risk
We are continuing to evolve our technology services to improve the client experience and streamline operations. New technology solutions offer advanced capabilities, connectivity between systems, and efficiencies to support a growing business, while also increasing the complexity of ongoing management and resilience across multiple internal and external stakeholders and platforms hosted on premises, in the cloud or by third parties. We are closely monitoring the development of advanced AI models that could accelerate the discovery of vulnerabilities, potentially resulting in a greater number of vendor-issued patches for systems and platforms in use at CIBC. Although this may increase resource demands and introduce system stability challenges as we implement patches more rapidly, our ongoing enhancements to patch automation, comprehensive testing controls, and strong risk monitoring practices ensure that we are well equipped to effectively manage these emerging risks.
Globally, regulators continue to expect financial institutions to have well-designed and managed technology development, deployment, operational and support processes in place to actively manage the risks inherent to a large enterprise technology environment. We continue to manage these risks through our risk management and governance structures that include policies, standards, and risk assessment, measurement and monitoring tools. A robust control environment is in place, focused on developing, delivering and maintaining high-quality, reliable and stable technology solutions that support business needs and enable operations within our risk appetite.

30	CIBC SECOND QUARTER 2026

Disintermediation risk
Consumer expectations for integrated,
low-cost,
digital-first banking and investing may outpace CIBC’s current strategy and delivery, resulting in our offerings not meeting client demands and impacting client relationships. This is reinforced by progress in consumer-driven banking (open banking) and fintech competitors whose offerings and accessibility have improved significantly over the past five years. To mitigate, CIBC will continue investing in AI for deeper client insight and sentiment analysis, maintain open banking readiness, remain agile in product development, and reinforce primary relationships through targeted strategies, along with simplifying client engagements and advancing our omni-channel strategy to deliver personalized experiences, seamless servicing, and timely, relevant advice across all channels.
Third-party risk
We recognize that third-party relationships are integral to CIBC’s business model and are essential for achieving CIBC’s strategic objectives. As we adopt new technologies and increasingly rely on sub-contractors,
the third-party ecosystem is rapidly evolving, introducing new complexities and risks. While these relationships can drive cost efficiencies, innovation, enhanced performance and competitiveness, they can also present emerging risks such as service disruptions, operational failures or vulnerabilities stemming from third and fourth parties, which may result from breakdowns in people, processes, systems, or from external events.
To address these evolving risks and meet rising regulatory expectations, CIBC has established a robust Third Party Risk Management program. This program is grounded in our strong risk culture and supported by comprehensive policies, procedures, and specialized resources. It ensures that third-party risks are proactively identified, assessed and managed throughout the entire lifecycle of each relationship, from initial planning to ongoing oversight. By doing so, we maintain effective controls, foster collaborative partnerships, and support the advancement of our strategic goals while operating within our defined risk appetite.
Anti-money laundering, anti-terrorist financing and sanctions
Money laundering, terrorist financing, and related crimes threaten the financial sector’s stability. CIBC is committed to meeting all anti-money laundering (AML), anti-terrorist financing (ATF), and economic sanctions regulations in every jurisdiction where it operates. As identified in Canada’s 2025 National Risk Assessment, banks face significant risks from financial crimes such as drug trafficking, fraud, and crypto-related activities. In response, CIBC invests in robust controls, advanced detection technologies, and comprehensive compliance programs. The bank maintains thorough client due diligence, record keeping, and reporting procedures, and requires annual AML/ATF and sanctions training for all team members. With ongoing regulatory changes coming into effect through 2026, including FINTRAC’s increased administrative monetary penalties (AMPs) paired with a new supervisory framework and enforcement approach, CIBC continuously monitors and enhances its compliance program to address evolving risks and regulatory expectations.
Corporate transactions
CIBC seeks out acquisition, investment and divestiture opportunities that align with its strategy, risk appetite and financial goals. The ability to successfully execute on such corporate transactions is subject to various factors such as receiving any required approvals on a timely basis and on favourable terms, retaining clients and key personnel, realizing synergies and efficiencies, controlling integration and acquisition costs, and changes in general business and economic conditions, among others.
Although many of the factors are beyond our control, their impact is partially mitigated by conducting due diligence before completing the transaction and developing and executing appropriate plans. However, given the inherent uncertainty involved in such corporate transactions, we cannot anticipate all potential events, facts and circumstances that may arise and there could be an adverse impact on our operations and financial performance as a result of such corporate transactions.
Regulatory developments
See the “Capital management”, “Credit risk” and “Accounting and control matters” sections for additional information on regulatory developments.
Accounting developments
See the “Accounting and control matters” section and Note 1 to the interim consolidated financial statements for additional information on accounting developments.

CIBC SECOND QUARTER 2026	31

Risks arising from business activities
The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at April 30, 2026:

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Includes counterparty credit risk (CCR) of $12 million, which comprises derivatives and repo-style transactions.
(3)	Includes CCR of $14,856 million, which comprises derivatives and repo-style transactions.
(4)	Includes CCR of $531 million, which comprises derivatives and repo-style transactions.
(5)	Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the “Non-GAAP measures” section.
(6)	Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

32	CIBC SECOND QUARTER 2026

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Credit risk arises out of the lending businesses in each of our SBUs and in International banking, which is included in Corporate and Other. Other sources of credit risk consist of our trading activities, which include our over-the-counter
(OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.
Exposure to credit risk
The following table provides our exposure to credit risk by portfolios based upon how we manage the business and the associated risks. Gross credit exposure amounts presented in the table below represent our estimate of exposure at default (EAD), which is net of derivative master netting agreements and credit valuation adjustment (CVA), but is before allowance for credit losses or credit risk mitigation for internal ratings-based (IRB) approaches. Gross credit exposure amounts relating to our business and government portfolios are reduced for collateral held for repo-style transactions, which reflects the EAD value of such collateral.
Non-trading
equity exposures are not included in the table below as they have been deemed immaterial under the OSFI guidelines, and hence are subject to 100% risk-weighting.

$ millions, as at			2026 Apr. 30			2025 Oct. 31
	IRB approach	Standardized approach	Total	IRB approach	Standardized approach	Total
Business and government portfolios
Drawn	$430,870	$17,782	$448,652	$406,405	$17,012	$423,417
Undrawn commitments	69,211	1,290	70,501	67,929	1,266	69,195
Repo-style transactions	636,252	–	636,252	463,183	–	463,183
Other off-balance sheet	21,398	511	21,909	20,094	524	20,618
OTC derivatives	22,882	131	23,013	22,814	136	22,950
Gross business and government portfolios	1,180,613	19,714	1,200,327	980,425	18,938	999,363
Less: Collateral held for repo-style transactions	609,414	–	609,414	437,601	–	437,601
Net business and government portfolios	571,199	19,714	590,913	542,824	18,938	561,762
Retail portfolios
Drawn	341,273	6,696	347,969	338,427	6,830	345,257
Undrawn commitments	117,457	4,310	121,767	113,488	4,226	117,714
Other off-balance sheet	502	123	625	483	120	603
Gross retail portfolios	459,232	11,129	470,361	452,398	11,176	463,574
Securitization exposures (1)	43,321	28,175	71,496	40,180	30,105	70,285
Gross credit exposure (2)	$1,683,166	$59,018	$1,742,184	$1,473,003	$60,219	$1,533,222
Net credit exposure (2)	$1,073,752	$59,018	$1,132,770	$1,035,402	$60,219	$1,095,621
(1)
OSFI guidelines define a hierarchy of approaches for treating securitization exposures in our banking book. Depending on the underlying characteristics, exposures are eligible for either the standardized approach or the IRB approach. The external ratings-based approach
(SEC-ERBA),
which is inclusive of the internal assessment approach
(SEC-IAA),
includes exposures that qualify for the IRB approach, as well as exposures under the standardized approach.

(2)
Excludes exposures arising from derivative and repo-style transactions which are cleared through qualified central counterparties (QCCPs) as well as credit risk exposures arising from other assets that are subject to the credit risk framework, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial
institutions which are risk-weighted at 1250%, settlement risk, and amounts below the thresholds for deduction which are risk-weighted at 250%.
Non-trading
equity exposures are also excluded and are subject to a range of risk-weightings dependent on the nature of the security.

Forbearance techniques
We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential of default. Total debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.
In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.
The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

CIBC SECOND QUARTER 2026	33

Real estate secured personal lending
Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property (HELOC). This portfolio is lower risk compared with other retail portfolios, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.
The following disclosures are required by OSFI pursuant to the Guideline B-20 “Residential Mortgage Underwriting Practices and Procedures” (Guideline B-20).
The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages (1)(2)				HELOC (3)		Total
$ billions, as at April 30, 2026	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (4)	$15.9	10%	$139.3	90%	$11.2	100%	$15.9	10%	$150.5	90%
British Columbia and territories (5)	4.7	9	46.2	91	4.1	100	4.7	9	50.3	91
Alberta	8.2	32	17.6	68	1.8	100	8.2	30	19.4	70
Quebec	5.3	19	22.1	81	1.4	100	5.3	18	23.5	82
Central prairie provinces	2.2	34	4.3	66	0.5	100	2.2	31	4.8	69
Atlantic provinces	2.2	25	6.5	75	0.7	100	2.2	23	7.2	77
Canadian portfolio (6)(7)	38.5	14	236.0	86	19.7	100	38.5	13	255.7	87
U.S. portfolio (6)	–	–	2.8	100	0.1	100	–	–	2.9	100
Other international portfolio (6)	–	–	3.3	100	–	–	–	–	3.3	100
Total portfolio	$38.5	14%	$242.1	86%	$19.8	100%	$38.5	13%	$261.9	87%
October 31, 2025	$39.3	14%	$239.4	86%	$19.8	100%	$39.3	13%	$259.2	87%
(1)	Balances reflect principal values.
(2)	Our Canadian condominium mortgages were $45.1 billion (October 31, 2025: $44.2 billion), of which 15% (October 31, 2025: 15%) were insured.
(3)	We did not have any insured HELOCs as at April 30, 2026 and October 31, 2025.
(4)
Includes $6.9 billion (October 31, 2025: $7.0 billion) of insured residential mortgages, $86.2 billion (October 31, 2025: $85.6 billion) of uninsured residential mortgages, and $6.6 billion (October 31, 2025: $6.7 billion) of HELOCs in the Greater Toronto Area (GTA).

(5)
Includes $2.1 billion (October 31, 2025: $2.2 billion) of insured residential mortgages, $31.3 billion (October 31, 2025: $31.3 billion) of uninsured residential mortgages, and $2.7 billion (October 31, 2025: $2.6 billion) of HELOCs in the Greater Vancouver Area (GVA).

(6)	Geographic location is based on the address of the property.
(7)
50% (October 31, 2025: 51%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation (CMHC) and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (Morningstar DBRS).

The average loan-to-value (LTV) ratios
(1)
for our uninsured residential mortgages and HELOCs originated and acquired during the quarter ended April 30, 2026, are provided in the following table:

	For the three months ended						For the six months ended
	2026 Apr. 30		2026 Jan. 31		2025 Apr. 30		2026 Apr. 30		2025 Apr. 30
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	65%	68%	66%	68%	66%	67%	65%	68%	66%	67%
British Columbia and territories (3)	62	65	63	65	63	65	63	65	63	64
Alberta	67	71	69	72	69	72	68	71	70	72
Quebec	67	69	68	70	68	70	67	70	68	70
Central prairie provinces	68	73	68	73	69	72	68	73	69	72
Atlantic provinces	65	68	62	69	66	68	63	68	66	68
Canadian portfolio (4)	65%	68%	66%	69%	66%	68%	65%	68%	66%	67%
U.S. portfolio (4)	66%	68%	69%	58%	71%	61%	67%	67%	66%	53%
Other international portfolio (4)	72%	n/m	72%	n/m	71%	n/m	72%	n/m	70%	n/m
(1)	LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2)
Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 66% (January 31, 2026: 67%; April 30, 2025: 66%) and 67% for the six months ended April 30, 2026 (April 30, 2025: 66%).

(3)
Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 63% (January 31, 2026: 63%; April 30, 2025: 63%) and 63% for the six months ended April 30, 2026 (April 30, 2025: 63%).

(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.
The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
April 30, 2026 (1)(2)	63%	58%
October 31, 2025 (1)(2)	59%	55%
(1)
LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for April 30, 2026 and October 31, 2025 are based on the Forward Sortation Area level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of March 31, 2026 and September 30, 2025, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)
Average LTV ratio on our uninsured GTA residential mortgage portfolio was 62% (October 31, 2025: 58%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 52% (October 31, 2025: 49%).

34	CIBC SECOND QUARTER 2026

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts with the assumption that variable rate mortgages renew at payment amounts that maintain the original amortization schedule. The second table summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts.
Contractual payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
April 30, 2026	–%	–%	2%	15%	40%	43%	–%	–%
October 31, 2025	–%	1%	2%	13%	41%	43%	–%	–%
U.S. portfolio
April 30, 2026	–%	–%	–%	3%	35%	62%	–%	–%
October 31, 2025	–%	–%	–%	3%	29%	68%	–%	–%
Other international portfolio
April 30, 2026	8%	12%	21%	21%	23%	14%	1%	–%
October 31, 2025	9%	12%	21%	21%	22%	14%	1%	–%
Current customer payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
April 30, 2026	1%	3%	10%	20%	32%	29%	1%	4%
October 31, 2025	1%	3%	10%	20%	32%	27%	2%	5%
U.S. portfolio
April 30, 2026	1%	3%	8%	10%	30%	48%	–%	–%
October 31, 2025	1%	3%	8%	9%	25%	54%	–%	–%
Other international portfolio
April 30, 2026	8%	12%	21%	21%	23%	14%	1%	–%
October 31, 2025	9%	13%	20%	21%	22%	14%	1%	–%
We stress test our mortgage and HELOC portfolios to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our capital position would be sufficient to absorb mortgage and HELOC losses.
Impaired loans
The following table provides details of our impaired loans and allowance for credit losses:

	As at or for the three months ended									As at or for the six months ended
$ millions	2026 Apr. 30			2026 Jan. 31			2025 Apr. 30			2026 Apr. 30			2025 Apr. 30
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$2,042	$1,752	$3,794	$2,031	$1,605	$3,636	$1,841	$1,421	$3,262	$2,031	$1,605	$3,636	$1,628	$1,286	$2,914
Classified as impaired during the period	347	929	1,276	503	887	1,390	396	829	1,225	850	1,816	2,666	960	1,673	2,633
Transferred to performing during the period	(27)	(116)	(143)	(96)	(112)	(208)	(72)	(134)	(206)	(123)	(228)	(351)	(93)	(273)	(366)
Net repayments (1)	(162)	(285)	(447)	(195)	(223)	(418)	(181)	(264)	(445)	(357)	(508)	(865)	(483)	(502)	(985)
Amounts written off	(68)	(437)	(505)	(170)	(397)	(567)	(85)	(372)	(457)	(238)	(834)	(1,072)	(162)	(716)	(878)
Foreign exchange and other	(7)	(1)	(8)	(31)	(8)	(39)	(69)	(15)	(84)	(38)	(9)	(47)	(20)	(3)	(23)

Balance at end of period	$2,125	$1,842	$3,967	$2,042	$1,752	$3,794	$1,830	$1,465	$3,295	$2,125	$1,842	$3,967	$1,830	$1,465	$3,295

Allowance for credit losses – impaired loans	$581	$463	$1,044	$504	$462	$966	$440	$464	$904	$581	$463	$1,044	$440	$464	$904
Net impaired loans (2)
Balance at beginning of period	$1,538	$1,290	$2,828	$1,540	$1,114	$2,654	$1,378	$981	$2,359	$1,540	$1,114	$2,654	$1,236	$862	$2,098
Net change in gross impaired	83	90	173	11	147	158	(11)	44	33	94	237	331	202	179	381
Net change in allowance	(77)	(1)	(78)	(13)	29	16	23	(24)	(1)	(90)	28	(62)	(48)	(40)	(88)

Balance at end of period	$1,544	$1,379	$2,923	$1,538	$1,290	$2,828	$1,390	$1,001	$2,391	$1,544	$1,379	$2,923	$1,390	$1,001	$2,391

Net impaired loans as a percentage of net loans and acceptances			0.49%			0.48%			0.42%			0.49%			0.42%
(1)	Includes proceeds from the disposal of loans.
(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.
Gross impaired loans
As at April 30, 2026, gross impaired loans were $3,967 million, up $672 million from the same quarter last year, primarily due to increases in the Canadian residential mortgages portfolio, the telecommunications and cable, capital goods manufacturing, and education, health and social services sectors, partially offset by decreases in the real estate and construction, business services, and utilities sectors, as well as CIBC Caribbean.
Gross impaired loans were up $173 million from the prior quarter, primarily due to increases in the Canadian residential mortgages portfolio, and the retail and wholesale, consumer goods manufacturing and capital goods manufacturing sectors, partially offset by a decrease in the financial institutions sector.
59% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the capital goods manufacturing, retail and wholesale, and real estate and construction sectors accounted for the majority.

CIBC SECOND QUARTER 2026	35

24% of gross impaired loans related to the U.S., of which the real estate and construction, capital goods manufacturing, financial institutions, and education, health and social services sectors accounted for the majority.
The remaining gross impaired loans primarily related to CIBC Caribbean and Europe, of which the telecommunications and cable sector, and residential mortgages and personal lending portfolios, as well as the business services sector accounted for the majority.
Allowance for credit losses – impaired loans
Allowance for credit losses on impaired loans was $1,044 million, up $140 million from the same quarter last year, primarily due to increases in the telecommunications and cable, hardware and software, and capital goods manufacturing sectors, partially offset by decreases in the CIBC Caribbean and the financial institutions sector.
Allowance for credit losses on impaired loans was up $78 million from the prior quarter, primarily due to increases in the real estate and construction, hardware and software, retail and wholesale, and consumer goods manufacturing sectors, partially offset by a decrease in the financial institutions sector.

Loans contractually past due but not impaired
The following table provides an aging analysis of loans that are not impaired, where repayment of principal or payment of interest is contractually in arrears. Loans less than 30 days past due are excluded as such loans are not generally indicative of the borrowers’ ability to meet their payment obligations.

$ millions, as at			2026 Apr. 30	2025 Oct. 31
	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$ 1,249	$–	$1,249	$1,239
Personal	240	–	240	251
Credit card	283	204	487	440
Business and government	552	–	552	327
Total	$ 2,324	$204	$2,528	$2,257
Exposure to certain countries and regions
The following table provides our exposure to certain countries and regions outside of Canada and the U.S.
Our direct exposures presented in the table below comprise (A) funded –
on-balance
sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative mark-to-market
(MTM) receivables (stated at fair value) and repo-style transactions (stated at fair value).
The following table provides a summary of our positions in these regions:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at April 30, 2026	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
U.K.	$13,891	$1,226	$3,878	$18,995	$9,599	$2,079	$11,678	$541	$69	$1,221	$1,831	$32,504
Europe excluding U.K. (2)	11,928	3,245	11,655	26,828	6,953	3,032	9,985	506	164	2,248	2,918	39,731
Caribbean	5,676	2,249	5,480	13,405	2,197	3,605	5,802	26	–	170	196	19,403
Latin America (3)	340	85	3	428	906	18	924	2	67	–	69	1,421
Asia	2,393	1,803	3,285	7,481	393	884	1,277	10	629	1,812	2,451	11,209
Oceania (4)	5,548	661	1,014	7,223	3,976	275	4,251	270	–	190	460	11,934
Other	5	–	–	5	350	1	351	–	–	–	–	356
Total (5)	$39,781	$9,269	$25,315	$74,365	$24,374	$9,894	$34,268	$1,355	$929	$5,641	$7,925	$116,558
October 31, 2025	$37,188	$8,950	$20,041	$66,179	$26,006	$8,710	$34,716	$930	$651	$4,139	$5,720	$106,615
(1)
The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $13.4 billion (October 31, 2025: $8.7 billion), collateral on repo-style transactions was $179.7 billion (October 31, 2025: $160.3 billion), and both comprise cash and investment grade debt securities.

(2)	Exposures to Russia and Ukraine are de minimis.
(3)	Includes Mexico, Central America and South America.
(4)	Includes Australia and New Zealand.
(5)	Excludes exposure of $7,390 million (October 31, 2025: $6,588 million) to supranationals (a multinational organization or a political union comprising member nation-states).

36	CIBC SECOND QUARTER 2026

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading
portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market-making activity.
The trading portfolio consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.
The
non-trading
portfolio consists of positions in various currencies that relate to asset/liability management (ALM) and investment activities.
Risk measurement
The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2026 Apr. 30					2025 Oct. 31 (1)
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks (2)	$16,789	$–		$16,789	$–	$12,379	$–		$12,379	$–	Interest rate, foreign exchange
Interest-bearing deposits with banks	36,729	–		36,729	–	31,624	–		31,624	–	Interest rate
Securities	303,235	138,091		165,144	–	283,235	123,157		160,078	–	Interest rate, equity
Cash collateral on securities borrowed	25,077	–		25,077	–	21,697	–		21,697	–	Interest rate
Securities purchased under resale agreements	90,909	12,838		78,071	–	86,695	17,651		69,044	–	Interest rate
Loans
Residential mortgages	289,048	–		289,048	–	287,033	–		287,033	–	Interest rate
Personal	48,098	–		48,098	–	47,866	–		47,866	–	Interest rate
Credit card	21,924	–		21,924	–	21,581	–		21,581	–	Interest rate
Business and government	246,430	381		246,049	–	237,416	443		236,973	–	Interest rate
Allowance for credit losses	(4,520)	–		(4,520)	–	(4,392)	–		(4,392)	–	Interest rate
Derivative instruments	34,940	31,931		3,009	–	38,352	34,030		4,322	–	Interest rate, foreign exchange
Other assets	51,901	8,342		33,457	10,102	53,452	7,684		35,242	10,526	Interest rate, equity, foreign exchange
Total assets	$1,160,560	$191,583		$958,875	$10,102	$1,116,938	$182,965		$923,447	$10,526
Deposits	$832,770	$33,691	(3)	$799,079	$–	$808,124	$30,543	(3)	$777,581	$–	Interest rate
Obligations related to securities sold short	21,641	20,897		744	–	24,244	24,101		143	–	Interest rate
Cash collateral on securities lent	10,232	–		10,232	–	6,031	–		6,031	–	Interest rate
Obligations related to securities sold under repurchase agreements	144,005	–		144,005	–	130,042	–		130,042	–	Interest rate
Derivative instruments	41,726	39,560		2,166	–	41,411	40,236		1,175	–	Interest rate, foreign exchange
Other liabilities	37,497	5,762		24,458	7,277	34,854	4,032		23,100	7,722	Interest rate
Subordinated indebtedness	6,722	–		6,722	–	7,819	–		7,819	–	Interest rate
Total liabilities	$1,094,593	$99,910		$987,406	$7,277	$1,052,525	$98,912		$945,891	$7,722
(1)	Certain prior period information has been restated to conform to the presentation adopted in the first quarter of 2026.
(2)	Cash includes interest-bearing demand deposits with Bank of Canada.
(3)	Comprises FVO deposits which are considered trading for market risk purposes, including certain deposit notes that have equity risk exposures and are economically hedged by trading books.

Trading activities
We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income and non-interest
income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Value-at-Risk
Our
Value-at-Risk
(VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR and other risk measures.
The following table shows VaR for our trading activities based on risk type.

	As at or for the three months ended								As at or for the six months ended
$ millions				2026 Apr. 30		2026 Jan. 31		2025 Apr. 30	2026 Apr. 30	2025 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$10.4	$4.4	$5.3	$6.5	$6.4	$8.5	$6.6	$7.0	$7.5	$7.9
Credit spread risk	1.2	0.8	1.0	1.0	0.9	1.1	1.4	1.6	1.0	1.9
Equity risk	11.8	5.6	11.3	8.4	6.7	6.0	10.0	12.2	7.2	10.0
Foreign exchange risk	2.6	0.4	0.9	0.8	0.7	0.7	1.1	1.1	0.7	1.3
Commodity risk	4.9	2.7	4.0	3.7	4.9	4.3	2.3	5.0	4.0	3.9
Diversification effect (1)	n/m	n/m	(11.3)	(10.3)	(11.4)	(10.8)	(10.8)	(13.1)	(10.4)	(12.7)
Total VaR (one-day measure)	$12.8	$7.8	$11.2	$10.1	$8.2	$9.8	$10.6	$13.8	$10.0	$12.3
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average total VaR for the three months ended April 30, 2026 was up $0.3 million from the prior quarter, driven by an increase in equity derivatives exposure, largely offset by a decrease in cross-currency interest rate exposure.

CIBC SECOND QUARTER 2026	37

Trading revenue
Trading revenue comprises both trading net int
ere
st income and
non-interest
income and excludes underwriting fees and commissions.
During the quarter, trading revenue was positive for 100% of the days. Average daily trading revenue was $13.9 million during the quarter. Average daily trading revenue is calculated as the total trading revenue divided by the number of business days in the period.
Trading revenue versus VaR
The trading revenue versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue against the close of business day VaR measures.

Non-trading
activities
Structural interest rate risk (SIRR)
SIRR primarily consists of the risk arising due to mismatches in the timing of the repricing of assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.
SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on-
and
off-balance
sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay
loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product repricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity
deposits and equity. Assumptions rely on empirical data, based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.
The following table shows the potential
before-tax
impact of an immediate and sustained 100 basis point increase and 100 basis point decrease in interest rates on projected
12-month
net interest income and the economic value of equity (EVE) for our structural balance sheet, assuming no subsequent hedging management actions or changes in business mix or changes in product margins.
Structural interest rate sensitivity – measures

$ millions (pre-tax), as at		2026 Apr. 30			2026 Jan. 31			2025 Apr. 30
	CAD (1)	USD	Total	CAD (1)	USD	Total	CAD (1)	USD	Total
100 basis point increase in interest rates
Increase (decrease) in net interest income	$72	$47	$119	$159	$71	$230	$84	$37	$121
Increase (decrease) in EVE	(1,088)	(454)	(1,542)	(1,076)	(418)	(1,494)	(1,055)	(457)	(1,512)
100 basis point decrease in interest rates
Increase (decrease) in net interest income	(114)	(50)	(164)	(228)	(75)	(303)	(148)	(41)	(189)
Increase (decrease) in EVE	962	444	1,406	908	403	1,311	903	463	1,366
(1)	Includes CAD and other currency exposures.

38	CIBC SECOND QUARTER 2026

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.
Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.
Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.
Governance and management
We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of our contingency funding plan.
Liquidity risk is managed using the three lines of defence model, and the ongoing management of liquidity risk is the responsibility of the Treasurer, supported by guidance from the Global Asset Liability Committee (GALCO).
The Treasurer is responsible for managing the activities and processes required for measurement and the reporting and monitoring of CIBC’s liquidity risk position as the first line of defence.
The Liquidity and Non-Trading Market Risk group provides independent oversight of the measurement, monitoring and control of liquidity risk, as the second line of defence.
Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.
The GALCO governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and aligned with CIBC’s requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.
The Risk Management Committee (RMC) provides governance through bi-annual review of CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

Liquid assets
Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk. The asset mix is supported by concentration monitoring on issuers, tenors and product types to ensure that bank-wide liquid asset portfolios contain a mix of assets that have appropriate liquidity, including in times of stress.
Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets	(1)
2026	Cash and deposits with banks	$53,518	$–	$53,518	$276	$53,242
Apr. 30	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	197,645	122,104	319,749	184,143	135,606
	Other debt securities	8,401	18,049	26,450	14,524	11,926
	Equities	83,095	48,995	132,090	81,108	50,982
	Canadian government guaranteed National Housing Act mortgage-backed securities	27,941	2,606	30,547	20,518	10,029
	Other liquid assets (2)	20,228	4,597	24,825	11,976	12,849
	Total	$390,828	$196,351	$587,179	$312,545	$274,634
2025	Cash and deposits with banks	$44,003	$–	$44,003	$285	$43,718
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	188,603	119,484	308,087	167,774	140,313
	Other debt securities	7,273	14,675	21,948	11,065	10,883
	Equities	72,778	44,189	116,967	76,927	40,040
	Canadian government guaranteed National Housing Act mortgage-backed securities	31,690	4,053	35,743	23,275	12,468
	Other liquid assets (2)	20,834	4,616	25,450	10,708	14,742
	Total	$365,181	$187,017	$552,198	$290,034	$262,164
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.
The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2026 Apr. 30	2025 Oct. 31
CIBC (parent)	$179,942	$171,850
Domestic subsidiaries	14,161	16,327
Foreign subsidiaries	80,531	73,987
Total	$274,634	$262,164

CIBC SECOND QUARTER 2026	39

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.
Our encumbered liquid assets as at April 30, 2026 increased by $22.5 billion since October 31, 2025, primarily due to an increase in securities financing activities to fund asset growth. Unencumbered liquid assets increased by $12.5 billion, primarily due to an increase in cash and equity securities held.
Furthermore, we maintain access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.
Asset encumbrance

In the course of our day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.
The following table provides a summary of our total on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered			Unencumbered			Total assets
$ millions, as at		Pledged as collateral	Other	(1)	Available as collateral	Other	(2)
2026	Cash and deposits with banks	$–	$276		$53,242	$–		$53,518
Apr. 30	Securities (3)	283,461	8,290		211,361	–		503,112
	Loans, net of allowance for credit losses (4)	–	61,006		20,494	519,480		600,980
	Other assets	6,590	–		7,019	73,232		86,841
	Total	$290,051	$69,572		$292,116	$592,712		$1,244,451
2025	Cash and deposits with banks	$–	$285		$43,718	$–		$44,003
Oct. 31	Securities (3)	259,632	6,842		205,978	–		472,452
	Loans, net of allowance for credit losses (4)	–	67,227		23,509	498,768		589,504
	Other assets	8,132	–		6,492	77,180		91,804
	Total	$267,764	$74,354		$279,697	$575,948		$1,197,763
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however, they are not considered immediately available to existing borrowing programs.
(3)
Total securities comprise certain on-balance sheet securities, as well as off-balance sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral transactions.

(4)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.

Restrictions on the flow of funds
Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.
We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.
Liquidity coverage ratio
The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered high quality liquid assets (HQLA) over the total net cash outflows in the next 30 calendar days.
The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize our marketable assets under stress.
The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at OSFI-prescribed LCR inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.
During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

40	CIBC SECOND QUARTER 2026

The LCR is calculated and disclosed using a standard OSFI-prescribed template.

$ millions, average of the three months ended April 30, 2026		Total unweighted value	(1)	Total weighted value (2)
HQLA
1	HQLA	n/a		$204,468
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$240,537		$18,974
3	Stable deposits	102,406		3,072
4	Less stable deposits	138,131		15,902
5	Unsecured wholesale funding, of which:	267,225		110,167
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	145,304		35,401
7	Non-operational deposits (all counterparties)	106,834		59,679
8	Unsecured debt	15,087		15,087
9	Secured wholesale funding	n/a		37,758
10	Additional requirements, of which:	204,108		43,776
11	Outflows related to derivative exposures and other collateral requirements	26,509		8,469
12	Outflows related to loss of funding on debt products	8,667		8,667
13	Credit and liquidity facilities	168,932		26,640
14	Other contractual funding obligations	5,076		4,304
15	Other contingent funding obligations	498,236		10,652
16	Total cash outflows	n/a		$225,631
Cash inflows
17	Secured lending (e.g. reverse repos)	$162,761		$31,203
18	Inflows from fully performing exposures	19,053		10,003
19	Other cash inflows	28,723		28,723
20	Total cash inflows	$210,537		$69,929
				Total adjusted value
21	Total HQLA	n/a		$204,468
22	Total net cash outflows	n/a		$155,702
23	LCR	n/a		131%

$ millions, average of the three months ended January 31, 2026				Total adjusted value
24	Total HQLA	n/a		$205,851
25	Total net cash outflows	n/a		$155,082
26	LCR	n/a		133%
(1)
Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.
Our average LCR as at April 30, 2026 decreased to 131% from 133% in the prior quarter, driven by lower levels of HQLA and an increase in net cash outflows primarily from an increase in non-operational deposits.
Net stable funding ratio
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance sheet activities. Canadian D-SIBs are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).
The numerator consists of the portion of capital and liabilities considered reliable over a one-year time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.
The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.
The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.

CIBC SECOND QUARTER 2026	41

The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the interim consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at April 30, 2026		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$66,259	$–	$–	$6,225	$72,484
2	Regulatory capital	66,259	–	–	6,225	72,484
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	213,127	46,256	21,226	17,566	275,684
5	Stable deposits	91,459	18,890	11,203	9,312	124,786
6	Less stable deposits	121,668	27,366	10,023	8,254	150,898
7	Wholesale funding	220,427	199,903	69,327	125,323	285,597
8	Operational deposits	146,714	4,477	14	–	75,602
9	Other wholesale funding	73,713	195,426	69,313	125,323	209,995
10	Liabilities with matching interdependent assets	–	966	1,111	12,672	–
11	Other liabilities	–	106,551 (1)			12,122
12	NSFR derivative liabilities		12,035 (1)
13	All other liabilities and equity not included in the above categories	–	82,331	127	12,058	12,122
14	Total ASF					$645,887
RSF item
15	Total NSFR HQLA					$28,834
16	Deposits held at other financial institutions for operational purposes	–	2,922	–	142	1,604
17	Performing loans and securities	134,470	118,607	73,300	362,280	466,851
18	Performing loans to financial institutions secured by Level 1 HQLA	–	5,886	3,295	343	2,287
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	4,328	54,024	8,908	15,657	30,232
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	83,088	21,210	23,885	139,045	211,752
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	18,589	35,651	37,180	193,499	185,776
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	18,589	35,575	37,112	187,837	180,891
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	28,465	1,836	32	13,736	36,804
25	Assets with matching interdependent liabilities	–	966	1,111	12,672	–
26	Other assets	17,944	96,990 (1)			50,189
27	Physical traded commodities, including gold	7,019				5,966
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties		16,499 (1)			14,024
29	NSFR derivative assets		9,413 (1)			–
30	NSFR derivative liabilities before deduction of variation margin posted		96 (1)			1,116
31	All other assets not included in the above categories	10,925	61,053	342	9,587	29,083
32	Off-balance sheet items		523,708 (1)			18,052
33	Total RSF					$565,530
34	NSFR					114%
$ millions, as at January 31, 2026						Weighted value
35	Total ASF					$629,361
36	Total RSF					$550,709
37	NSFR					114%
(1)	No assigned time period per disclosure template design.
Our NSFR as at April 30, 2026 was comparable to 114% in the prior quarter, primarily due to an increase in operational deposits and wholesale funding, largely offset by an increase in performing loans and securities.
CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.
Reporting of the LCR and NSFR is calibrated centrally by Treasury, in conjunction with the SBUs and other functional groups.
Funding

We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.
Our principal approach aims to fund our consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

42	CIBC SECOND QUARTER 2026

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.
We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.
GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.
The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

$ millions, as at April 30, 2026	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$5,953	$939	$2,006	$2,129	$11,027	$–	$–	$11,027
Certificates of deposit and commercial paper	6,618	11,982	13,885	34,860	67,345	542	–	67,887
Bearer deposit notes and bankers’ acceptances	110	712	1,578	1,732	4,132	–	–	4,132
Senior unsecured medium-term notes (2)	1,355	6,399	5,093	12,191	25,038	18,986	30,223	74,247
Senior unsecured structured notes	–	22	23	77	122	30	68	220
Covered bonds/asset-backed securities
Mortgage securitization (3)	–	384	565	564	1,513	2,778	11,639	15,930
Covered bonds	–	5,027	3,858	5,406	14,291	3,435	22,877	40,603
Cards securitization	–	1,276	–	–	1,276	2,233	195	3,704
Subordinated liabilities	–	–	–	–	–	–	6,722	6,722
Other (4)	–	2,988	–	–	2,988	–	8	2,996
Total	$14,036	$29,729	$27,008	$56,959	$127,732	$28,004	$71,732	$227,468
Of which:
Secured	$–	$6,687	$4,423	$5,970	$17,080	$8,446	$34,711	$60,237
Unsecured	14,036	23,042	22,585	50,989	110,652	19,558	37,021	167,231
Total	$14,036	$29,729	$27,008	$56,959	$127,732	$28,004	$71,732	$227,468
October 31, 2025	$17,012	$17,944	$36,530	$58,123	$129,609	$31,361	$70,832	$231,802
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(3)	Includes $1,179 million (October 31, 2025: $500 million) of HELOC securitization.
(4)	Includes Federal Home Loan Bank (FHLB) deposits.
The following table provides the diversification of CIBC’s wholesale funding by currency:

$ billions, as at	2026 Apr. 30		2025 Oct. 31
CAD	$48.0	21%	$49.8	21%
USD	124.9	55	124.2	54
Other	54.6	24	57.8	25
	$227.5	100%	$231.8	100%
We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.
Credit ratings
Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning. Our credit ratings are summarized in the following table:

As at April 30, 2026	Morningstar DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)(2)	AA	AA+	Aa2	A+
Issuer Rating (2)(3)	AA	AA+	Aa2	A+
Bail-in senior debt (4)	AA(L)	AA-	A2	A-
Subordinated indebtedness	A(H)	A	Baa1	A-
Subordinated indebtedness – NVCC (5)	A(L)	A	Baa1	BBB+
Limited Recourse Capital Notes – NVCC (5)(6)	BBB(H)	BBB+	Baa3	BBB-
Preferred shares – NVCC (5)(6)	Pfd-2	BBB+	Baa3	P-2(L)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable
(1)
Morningstar DBRS Long-Term Issuer Rating; Fitch Ratings Inc. (Fitch) Long-Term Deposit Rating and Derivative Counterparty Rating; Moody’s Investors Service, Inc. (Moody’s) Long-Term Deposit and Counterparty Risk Assessment Rating; Standard & Poor’s (S&P’s) Issuer Credit Rating.

(2)	On May 12, 2026, Fitch upgraded CIBC’s Long-Term Deposit Rating and Derivative Counterparty Rating to AA+ from AA due to an update to Fitch’s Bank Rating Criteria.
(3)	Credit ratings applicable to senior unsecured debt which is excluded from the Bail-in regime.
(4)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(5)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
(6)	Morningstar DBRS rating does not apply to LRCNs and associated preferred shares issued in USD. Fitch rating only applies to LRCNs and associated preferred shares issued in USD.

CIBC SECOND QUARTER 2026	43

Additional collateral requirements for rating downgrades
We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2026 Apr. 30	2025 Oct. 31
One-notch downgrade	$–	$–
Two-notch downgrade	0.1	0.1
Three-notch downgrade	0.4	0.4
Other risks
We also have policies and processes to measure, monitor and mitigate other risks, including strategic, reputation, environmental and social, and operational risks, such as insurance, technology, information and cyber security, and regulatory compliance. The “Top and emerging risks” section includes updates to these risks. The related policies and processes have not changed significantly from those described on pages 77 to 81 of our 2025 Annual Report.
Accounting and control matters
Critical accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of material accounting policies is presented in Note 1 to the consolidated financial statements included in our 2025 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2025.
Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. The current macroeconomic environment, including with respect to trade policy uncertainty, as well as geopolitical events, gives rise to heightened uncertainty as it relates to our accounting estimates and assumptions and increases the need to apply judgment. In particular, changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and period-over-period volatility of the provision for credit losses. See Note 5 to the consolidated financial statements in our 2025 Annual Report and Note 5 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.
Accounting developments
For details on future accounting policy changes, refer to Note 30 to the consolidated financial statements included in our 2025 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2026.
Other regulatory developments
Liquidity Adequacy Requirements (LAR) Guideline
In January 2026, OSFI published the final LAR Guideline for 2026, effective May 1, 2026. The final LAR Guideline simplifies the definition of retail rate-sensitive deposits, clarifies what type of deposits would qualify for the preferential liquidity treatment as retail funding, clarifies maturity and contingent funding obligations for structured notes, and aligns the liquidity treatment for retail structured notes with term deposits directly managed by an unaffiliated third party. The impact of these changes is not material for CIBC.
Consumer-Driven Banking Act
On March 26, 2026,
Bill C-15, the Budget 2025 Implementation Act, No. 1
, received Royal Assent to officially enact the
Consumer-Driven Banking Act
. The Act establishes Canada’s statutory framework for open banking, including consumer protection, liability and oversight. We will continue to monitor developments and conduct a comprehensive impact assessment on CIBC as more details become available in the coming months.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at April 30, 2026 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended April 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Related-party transactions
There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2025. For additional information, refer to pages 86 and 172 of our 2025 Annual Report.

44	CIBC SECOND QUARTER 2026

Glossary
Allowance for credit losses
Under International Financial Reporting Standard (IFRS) 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk since initial recognition, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.
Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, assets under management (AUM) amounts are included in the amounts reported under AUA.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.
Average balances
Average balances are calculated as a weighted average of daily closing balances.
Average interest-earning assets
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets.
Average trading interest-earning assets
Average trading interest-earning assets are average interest-earning assets related to trading activities.
Basis point
One-hundredth of a percentage point (0.01%).
Collateral
Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.
Common share book value
Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
Common shareholders’ equity
Common shareholders’ equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).
Credit derivatives
A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).
Credit valuation adjustment (CVA)
A valuation adjustment that is required to be considered in measuring fair value of over-the-counter (OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk (CCR) exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.
Current replacement cost
The estimated cost of replacing an asset at the present time according to its current worth.
Derivatives
A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.
Dividend payout ratio
Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.

CIBC SECOND QUARTER 2026	45

Dividend yield
Dividends per common share divided by the closing common share price.
Effective interest rate method
A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest expenses as a percentage of total revenue (net interest income and non-interest income).
Exchange-traded derivative contracts
Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.
Fair value
The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.
Forward contracts
A non-standardized contract to buy or sell a specified asset at a specified price and specified date in the future.
Forward rate agreement
An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.
Full-time equivalent employees
A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.
Futures
A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.
Hedge
A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.
Loan loss ratio
The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
Mark-to-market
The fair value (as defined above) at which an asset can be sold or a liability can be transferred.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Net interest margin on average interest-earning assets
Net interest income as a percentage of average interest-earning assets.
Net interest margin on average interest-earning assets (excluding trading)
Net interest margin on average interest-earning assets (excluding trading) is computed using total net interest income minus trading net interest income, divided by total average interest-earning assets excluding average trading interest-earning assets.
Normal course issuer bid (NCIB)
Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.

46	CIBC SECOND QUARTER 2026

Off-balance sheet financial instruments
A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.
Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.
Operating leverage
Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest expenses.
Options
A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.
Provision for (reversal of) credit losses
An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.
Return on average assets or average interest-earning assets
Net income expressed as a percentage of average assets or average interest-earning assets.
Return on common shareholders’ equity
Net income attributable to common equity shareholders expressed as a percentage of average common shareholders’ equity.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities that it does not own. Initially, the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Structured entities (SEs)
Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Swap contracts
A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.
Taxable equivalent basis (TEB)
The gross-up of tax-exempt revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense. Commencing in the third quarter of 2024, TEB reporting was no longer applicable to certain dividends received on or after January 1, 2024.
Total shareholder return (TSR)
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.
Trading activities and trading net interest income
Trading activities include those that meet the risk definition of trading for regulatory capital and trading market risk management purposes as defined in the Fundamental Review of the Trading Book (FRTB) rules under the Basel III reforms for market risk and in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline. Trading net interest income is net interest income related to trading activities.

CIBC SECOND QUARTER 2026	47

Risk and capital glossary
Advanced internal ratings-based (AIRB) approach for credit risk
Version of the internal ratings-based (IRB) approach to credit risk where institutions provide their own estimates of probability of default (PD), loss given default (LGD) and exposure at default (EAD), and their own calculation of effective maturity, subject to meeting minimum standards. AIRB is not permitted for some exposure categories.
Asset/liability management (ALM)
The practice of managing risks that arise from mismatches between the repricing of assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Bail-in eligible liabilities
Bail-in eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability contingent capital (NVCC). Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in eligible.
Bank exposures
All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.
Central counterparty (CCP)
A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.
Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios
CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI’s CAR Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.
Comprehensive approach for securities financing transactions
A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.
Corporate exposures
All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit risk
The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Drawn exposure
The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.
Economic capital
Economic capital is a non-GAAP risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.
Exposure at default (EAD)
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.
Foundation internal ratings-based (FIRB) approach for credit risk
Version of the IRB approach to credit risk where institutions provide their own estimates of PD and their own calculation of effective maturity and rely on prescribed supervisory estimates for other risk components such as LGD and EAD. FIRB methodology must be used for some exposure categories.
Internal Capital Adequacy Assessment Process (ICAAP)
A framework and process, as defined by Pillar II of the Basel Accord, designed to provide a comprehensive and ongoing assessment of capital adequacy. Through ICAAP, CIBC identifies, measures, and manages all material risks to ensure that sufficient capital is available to support its risk profile and business strategy.
Internal model method (IMM) for counterparty credit risk (CCR)
Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.

48	CIBC SECOND QUARTER 2026

Internal models approach (IMA) for market risk
Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.
Internal ratings-based (IRB) approach for credit risk
Approach to determining credit risk capital requirements based on risk components such as PD, LGD, EAD and effective maturity.
Internal ratings-based approach for securitization exposures
This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach (SEC-IRBA) is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach (SEC-IAA) is available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.
Leverage ratio
Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.
Leverage ratio exposure
The leverage ratio exposure is defined under the OSFI rules as on-balance sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance sheet exposures (such as commitments, direct credit substitutes, undrawn credit card exposures, securitization exposures and unsettled trades).
Liquidity coverage ratio (LCR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered high-quality liquid assets (HQLA) that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30-calendar-day liquidity stress scenario.
Liquidity risk
The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on downturn assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Market risk
The risk of economic and/or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.
Net cumulative cash flow (NCCF)
The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance sheet activities.
Non-viability contingent capital (NVCC)
Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable bank.
Operational risk
The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.
Other off-balance sheet exposure
The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.
Other retail
This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals under the regulatory capital reporting framework.
Over-the-counter (OTC) derivatives exposure
The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

CIBC SECOND QUARTER 2026	49

Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle assumptions for regulatory capital purposes, and based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Qualifying central counterparty (QCCP)
An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.
Qualifying revolving retail
This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals.
Real estate secured personal lending
This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.
Regulatory capital
Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, certain deferred tax assets, net assets related to defined benefit pension plans, and certain investments. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution.
Repo-style transactions exposure
The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.
Reputation risk
The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.
Resecuritization
A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.
Retail portfolios
A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication and account management relies on credit-scoring models.
Risk-weighted assets (RWA)
RWA consist of three components: (i) RWA for credit risk, which are calculated using the IRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The IRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures. RWA for market risk in the trading portfolio is based on standardized capital requirements defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.
Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the IRB approach for credit risk. The capital floor is determined by applying an adjustment factor specified by OSFI to the capital requirement calculated by reference to the standardized approach. Any shortfall in the IRB capital requirement is added to RWA.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.
Simple, transparent and comparable (STC) securitizations
Securitization exposures satisfying a set of regulatory STC criteria. Such exposures qualify for a preferential capital treatment under the securitization framework.
Small and medium enterprises (SME) retail
This exposure class includes all loans extended to scored small businesses under the regulatory capital reporting framework.
Sovereign exposures
All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.

50	CIBC SECOND QUARTER 2026

Specialized lending (SL)
A subset of Corporate exposures falling into one of the following sub-classes: project finance (PF), object finance (OF), commodities finance (CF), income-producing real estate (IPRE), and high-volatility commercial real estate (HVCRE). Primary source of repayment for such credits is the income generated by the asset(s), rather than the independent capacity of a broader commercial enterprise.
Standardized approach for credit risk
Applied to exposures when there is not sufficient information to allow for the use of the IRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.
Standardized approach for operational risk
This approach is based on a prescribed formula made up of three components: (i) the Business Indicator (BI) which is a financial-statement-based proxy for operational risk, (ii) the Business Indicator Component (BIC) which is calculated by multiplying the BI by a set of regulatory determined marginal coefficients, and (iii) the Internal Loss Multiplier which is a scaling factor that is based on the average historical operational losses and the BIC.
Standardized approach for securitization exposures
This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the external ratings-based approach (SEC-ERBA) and the standardized approach (SEC-SA).
Strategic risk
The risk of ineffective or improper implementation of organic and inorganic business strategies. It includes the potential financial loss and impact to resiliency due to the failure of growth initiatives or failure to respond appropriately to changes in the business or industry environments.
Stressed Value-at-Risk
A VaR calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.
Structural foreign exchange risk
Structural foreign exchange risk is the risk primarily inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.
Structural interest rate risk
Structural interest rate risk primarily consists of the risk arising due to mismatches in the repricing of assets and liabilities, which do not arise from trading and trading-related businesses.
Total loss absorbing capacity (TLAC) leverage ratio
Defined as TLAC measure divided by leverage ratio exposure determined in accordance with guidelines issued by OSFI.
Total loss absorbing capacity measure
The sum of Total capital and bail-in eligible liabilities (as defined above) that have a residual maturity greater than one year.
Total loss absorbing capacity ratio
Defined as TLAC measure divided by RWA determined in accordance with guidelines issued by OSFI.
Undrawn exposures
The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk (VaR)
Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

CIBC SECOND QUARTER 2026	51

Interim consolidated financial statements
(Unaudited)

Contents

53	Consolidated balance sheet

54	Consolidated statement of income

55	Consolidated statement of comprehensive income

56	Consolidated statement of changes in equity

57	Consolidated statement of cash flows

58	Notes to the interim consolidated financial statements

58	Note 1	–	Changes in accounting policies
58	Note 2	–	Significant estimates and assumptions
59	Note 3	–	Fair value measurement
63	Note 4	–	Securities
65	Note 5	–	Loans
70	Note 6	–	Deposits
70	Note 7	–	Subordinated indebtedness

71	Note 8	–	Share capital
72	Note 9	–	Post-employment benefits
72	Note 10	–	Income taxes
73	Note 11	–	Earnings per share
73	Note 12	–	Contingent liabilities and provisions
74	Note 13	–	Interest income and expense
74	Note 14	–	Segmented information

52	CIBC SECOND QUARTER 2026

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2026 Apr. 30	2025 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$16,789	$12,379
Interest-bearing deposits with banks	36,729	31,624
Securities (Note 4)	303,235	283,235
Cash collateral on securities borrowed	25,077	21,697
Securities purchased under resale agreements	90,909	86,695
Loans (Note 5)
Residential mortgages	289,048	287,033
Personal	48,098	47,866
Credit card	21,924	21,581
Business and government	246,430	237,416
Allowance for credit losses	(4,520)	(4,392)
	600,980	589,504
Other
Derivative instruments	34,940	38,352
Property and equipment	3,520	3,443
Goodwill	5,335	5,475
Software and other intangible assets	2,887	2,894
Investments in equity-accounted associates and joint ventures	837	808
Deferred tax assets	1,063	1,027
Other assets	38,259	39,805
	86,841	91,804
Total assets	$1,160,560	$1,116,938
LIABILITIES AND EQUITY
Deposits (Note 6)
Personal	$261,409	$258,139
Business and government	480,414	457,284
Bank	30,710	26,723
Secured borrowings	60,237	65,978
	832,770	808,124
Obligations related to securities sold short	21,641	24,244
Cash collateral on securities lent	10,232	6,031
Obligations related to securities sold under repurchase agreements	144,005	130,042
Other
Derivative instruments	41,726	41,411
Deferred tax liabilities	49	47
Other liabilities	37,448	34,807
	79,223	76,265
Subordinated indebtedness (Note 7)	6,722	7,819
Total liabilities	1,094,593	1,052,525
Equity
Preferred shares and other equity instruments	7,341	6,369
Common shares (Note 8)	16,750	16,845
Contributed surplus	311	226
Retained earnings	38,165	36,471
Accumulated other comprehensive income (AOCI)	3,109	4,218
Total shareholders’ equity	65,676	64,129
Non-controlling interests	291	284
Total equity	65,967	64,413
Total liabilities and equity	$1,160,560	$1,116,938
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2026	53

Consolidated statement of income

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars, except as noted	2026 Apr. 30	2026 Jan. 31	2025 Apr. 30	2026 Apr. 30	2025 Apr. 30
Interest income (Note 13) (1)
Loans	$7,719	$7,947	$7,685	$15,666	$15,981
Securities	2,230	2,103	2,230	4,333	4,570
Securities borrowed or purchased under resale agreements	1,203	1,264	1,341	2,467	2,731
Deposits with banks and other	453	488	603	941	1,296
	11,605	11,802	11,859	23,407	24,578
Interest expense (Note 13)
Deposits	5,337	5,569	6,110	10,906	13,016
Securities sold short	173	133	156	306	289
Securities lent or sold under repurchase agreements	1,559	1,613	1,608	3,172	3,278
Subordinated indebtedness	87	88	101	175	208
Other	104	91	96	195	198
	7,260	7,494	8,071	14,754	16,989
Net interest income	4,345	4,308	3,788	8,653	7,589
Non-interest income
Underwriting and advisory fees	273	297	198	570	379
Deposit and payment fees	232	249	241	481	487
Credit fees	264	285	248	549	493
Card fees	83	112	88	195	202
Investment management and custodial fees	606	611	538	1,217	1,091
Mutual fund fees	531	558	475	1,089	1,006
Income from insurance activities, net	82	85	81	167	165
Commissions on securities transactions	163	160	125	323	262
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	1,170	1,382	997	2,552	2,158
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	33	42	9	75	22
Foreign exchange other than trading (FXOTT)	82	114	87	196	184
Income (loss) from equity-accounted associates and joint ventures	39	77	36	116	62
Other	103	118	111	221	203
	3,661	4,090	3,234	7,751	6,714
Total revenue	8,006	8,398	7,022	16,404	14,303
Provision for credit losses (Note 5)	605	568	605	1,173	1,178
Non-interest expenses
Employee compensation and benefits	2,551	2,637	2,255	5,188	4,532
Occupancy costs	206	212	202	418	403
Computer, software and office equipment	767	734	691	1,501	1,387
Communications	103	98	104	201	200
Advertising and business development	107	94	92	201	180
Professional fees	80	88	63	168	128
Business and capital taxes	27	32	27	59	63
Other (Note 12)	358	434	385	792	804
	4,199	4,329	3,819	8,528	7,697
Income before income taxes	3,202	3,501	2,598	6,703	5,428
Income taxes	737	401	591	1,138	1,250
Net income	$2,465	$3,100	$2,007	$5,565	$4,178
Net income attributable to non-controlling interests	$8	$7	$9	$15	$17
Preferred shareholders and other equity instrument holders	$114	$106	$78	$220	$166
Common shareholders	2,343	2,987	1,920	5,330	3,995
Net income attributable to equity shareholders	$2,457	$3,093	$1,998	$5,550	$4,161
Earnings per share (EPS) (in dollars) (Note 11)
Basic	$2.55	$3.23	$2.05	$5.79	$4.25
Diluted	2.53	3.21	2.04	5.74	4.23
Dividends per common share (in dollars)	1.07	1.07	0.97	2.14	1.94
(1)
Interest income included $10.5 billion for the quarter ended April 30, 2026 (January 31, 2026: $10.8 billion; April 30, 2025: $10.7 billion) and $21.3 billion for the six months ended April 30, 2026 (April 30, 2025: $22.3 billion), calculated based on the effective interest rate method.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

54	CIBC SECOND QUARTER 2026

Consolidated statement of comprehensive income

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2026 Apr. 30	2026 Jan. 31	2025 Apr. 30	2026 Apr. 30	2025 Apr. 30
Net income	$2,465	$3,100	$2,007	$5,565	$4,178
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(106)	(1,633)	(3,061)	(1,739)	(608)
Net gains (losses) on hedges of investments in foreign operations	35	960	1,897	995	326
	(71)	(673)	(1,164)	(744)	(282)
Net change in debt securities measured at FVOCI
Net gains (losses) on debt securities measured at FVOCI	(78)	176	(17)	98	93
Net (gains) losses reclassified to net income	(23)	(31)	(6)	(54)	(15)
	(101)	145	(23)	44	78
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	60	(6)	472	54	798
Net (gains) losses reclassified to net income	(325)	(327)	(194)	(652)	(229)
	(265)	(333)	278	(598)	569
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	133	31	(47)	164	(28)
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	61	(45)	157	16	155
Net gains (losses) on equity securities designated at FVOCI	4	4	12	8	15
	198	(10)	122	188	142
Total other comprehensive income (loss) (1)	(239)	(871)	(787)	(1,110)	507
Comprehensive income	$2,226	$2,229	$1,220	$4,455	$4,685
Comprehensive income attributable to non-controlling interests	$8	$7	$9	$15	$17
Preferred shareholders and other equity instrument holders	$114	$106	$78	$220	$166
Common shareholders	2,104	2,116	1,133	4,220	4,502
Comprehensive income attributable to equity shareholders	$2,218	$2,222	$1,211	$4,440	$4,668
(1)  Includes $7 million of
losses
for the quarter ended April 30, 2026 (January 31, 2026: $4 million of gains; April 30, 2025: $20 million of gains) and $3 million of losses
for the six months ended April 30, 2026 (April 30, 2025: $17 million of gains), relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2026 Apr. 30	2026 Jan. 31	2025 Apr. 30	2026 Apr. 30	2025 Apr. 30
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$24	$57	$79	$81	$16
Net gains (losses) on hedges of investments in foreign operations	(53)	(159)	(216)	(212)	(64)
	(29)	(102)	(137)	(131)	(48)
Net change in debt securities measured at FVOCI
Net gains (losses) on debt securities measured at FVOCI	20	(59)	17	(39)	6
Net (gains) losses reclassified to net income	8	12	2	20	5
	28	(47)	19	(19)	11
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(23)	2	(181)	(21)	(307)
Net (gains) losses reclassified to net income	125	126	74	251	88
	102	128	(107)	230	(219)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(51)	(12)	19	(63)	11
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(23)	16	(60)	(7)	(60)
Net gains (losses) on equity securities designated at FVOCI	(2)	(1)	(5)	(3)	(6)
	(76)	3	(46)	(73)	(55)
Total income tax (expense) benefit allocated to each component of OCI	$25	$(18)	$(271)	$7	$(311)
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2026	55

Consolidated statement of changes in equity

	For the three months ended		For the six months ended
Unaudited, millions of Canadian dollars	2026 Apr. 30	2025 Apr. 30	2026 Apr. 30	2025 Apr. 30
Preferred shares and other equity instruments
Balance at beginning of period	$7,339	$5,341	$6,369	$4,946
Issue of preferred shares and Limited Recourse Capital Notes (LRCNs)	–	600	971	1,293
Redemption of preferred shares and LRCNs	–	–	–	(300)
Treasury shares	2	1	1	3

Balance at end of period	$7,341	$5,942	$7,341	$5,942
Common shares (Note 8)
Balance at beginning of period	$16,795	$17,027	$16,845	$17,011
Issue of common shares	54	9	173	86
Purchase of common shares for cancellation	(119)	(109)	(265)	(172)
Treasury shares	20	2	(3)	4

Balance at end of period	$16,750	$16,929	$16,750	$16,929
Contributed surplus
Balance at beginning of period	$252	$166	$226	$159
Compensation expense arising from equity-settled share-based awards	7	6	19	8
Exercise of stock options and settlement of other equity-settled share-based awards	(4)	(1)	(12)	(6)
Other (1)	56	(15)	78	(5)

Balance at end of period	$311	$156	$311	$156
Retained earnings
Balance at beginning of period	$37,592	$34,366	$36,471	$33,471
Net income attributable to equity shareholders	2,457	1,998	5,550	4,161
Dividends and distributions
Preferred and other equity instruments	(114)	(78)	(220)	(166)
Common	(982)	(910)	(1,971)	(1,824)
Premium on purchase of common shares for cancellation	(771)	(381)	(1,628)	(638)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	(3)	–	(1)	–
Other	(14)	(11)	(36)	(20)

Balance at end of period	$38,165	$34,984	$38,165	$34,984
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,538	$3,058	$2,211	$2,176
Net change in foreign currency translation adjustments	(71)	(1,164)	(744)	(282)

Balance at end of period	$1,467	$1,894	$1,467	$1,894
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$192	$(206)	$47	$(307)
Net change in debt securities measured at FVOCI	(101)	(23)	44	78

Balance at end of period	$91	$(229)	$91	$(229)
Net gains (losses) on cash flow hedges
Balance at beginning of period	$667	$800	$1,000	$509
Net change in cash flow hedges	(265)	278	(598)	569

Balance at end of period	$402	$1,078	$402	$1,078
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$1,081	$861	$1,050	$842
Net change in post-employment defined benefit plans	133	(47)	164	(28)

Balance at end of period	$1,214	$814	$1,214	$814
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(167)	$(90)	$(122)	$(88)
Net change attributable to changes in credit risk	61	157	16	155

Balance at end of period	$(106)	$67	$(106)	$67
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$34	$19	$32	$16
Net gains (losses) on equity securities designated at FVOCI	4	12	8	15
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings	3	–	1	–

Balance at end of period	$41	$31	$41	$31

Total AOCI, net of income tax	$3,109	$3,655	$3,109	$3,655
Non-controlling interests
Balance at beginning of period	$289	$289	$284	$272
Net income attributable to non-controlling interests	8	9	15	17
Dividends	(3)	(2)	(5)	(4)
Other	(3)	(16)	(3)	(5)

Balance at end of period	$291	$280	$291	$280

Equity at end of period	$65,967	$61,946	$65,967	$61,946
(1)	Includes the portion of the estimated tax benefit related to employee stock options that is incremental to the amount recognized in the interim consolidated statement of income.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

56	CIBC SECOND QUARTER 2026

Consolidated statement of cash flows

	For the three months ended		For the six months ended
Unaudited, millions of Canadian dollars	2026 Apr. 30	2025 Apr. 30	2026 Apr. 30	2025 Apr. 30
Cash flows provided by (used in) operating activities
Net income	$2,465	$2,007	$5,565	$4,178
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	605	605	1,173	1,178
Amortization and impairment (1)	302	281	603	567
Stock options and restricted shares expense	7	6	19	8
Deferred income taxes	(196)	(68)	(52)	14
Losses (gains) from debt securities measured at FVOCI and amortized cost	(33)	(9)	(75)	(22)
Net losses (gains) on disposal of property and equipment	(2)	1	(1)	(2)
Other non-cash items, net	154	280	541	(211)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	41	(1,294)	(5,105)	3,924
Loans, net of repayments	(9,187)	(4,052)	(12,851)	(14,149)
Deposits, net of withdrawals	15,515	1,943	22,010	18,320
Obligations related to securities sold short	830	(685)	(2,603)	(1,549)
Accrued interest receivable	(91)	(108)	97	89
Accrued interest payable	160	(292)	(140)	(711)
Derivative assets	3,271	71	3,427	(2,059)
Derivative liabilities	(89)	(1,089)	133	3,094
Securities measured at FVTPL	(9,956)	3,512	(14,988)	(9,741)
Other assets and liabilities measured/designated at FVTPL	2,158	(190)	3,718	494
Current income taxes	171	14	(295)	(239)
Cash collateral on securities lent	1,564	(2,199)	4,201	(1,282)
Obligations related to securities sold under repurchase agreements	5,330	5,643	13,963	23,126
Cash collateral on securities borrowed	(1,268)	(336)	(3,380)	(1,917)
Securities purchased under resale agreements	(4,971)	(5,118)	(4,214)	(7,540)
Other, net	9,435	1,991	2,319	(3,301)
Net cash flows provided by (used in) operating activities	16,215	914	14,065	12,269
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	1,250	–	1,250
Redemption/repurchase/maturity of subordinated indebtedness	(1,000)	(14)	(1,000)	(69)
Issue of preferred shares and LRCNs, net of issuance cost	–	598	966	1,287
Redemption of preferred shares and LRCNs	–	–	–	(300)
Issue of common shares for cash	50	8	161	80
Purchase of common shares for cancellation	(890)	(490)	(1,893)	(810)
Net sale (purchase) of treasury shares	22	3	(2)	7
Dividends and distributions paid	(1,096)	(988)	(2,191)	(1,990)
Repayment of lease liabilities	(73)	(78)	(145)	(158)
Other, net	(14)	(9)	(31)	(14)
Net cash flows provided by (used in) financing activities	(3,001)	280	(4,135)	(717)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(34,729)	(23,425)	(66,900)	(41,391)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	13,898	14,760	28,729	20,279
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	13,739	8,319	33,309	15,453
Net sale (purchase) of property, equipment and software	(320)	(246)	(566)	(439)
Net cash flows provided by (used in) investing activities	(7,412)	(592)	(5,428)	(6,098)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(10)	(121)	(92)	(8)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	5,792	481	4,410	5,446
Cash and non-interest-bearing deposits with banks at beginning of period	10,997	13,530	12,379	8,565
Cash and non-interest-bearing deposits with banks at end of period (2)	$16,789	$14,011	$16,789	$14,011
Cash interest paid	$7,100	$8,363	$14,894	$17,700
Cash interest received	11,066	11,304	22,654	23,776
Cash dividends received	448	447	850	891
Cash income taxes paid	762	645	1,485	1,475
(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted cash of $458 million (April 30, 2025: $462 million) and interest-bearing demand deposits with Bank of Canada.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2026	57

Notes to the interim consolidated financial statements
(Unaudited)
The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the
Bank Act
(Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.
These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2025.
All amounts in these interim consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on May 27, 2026.
Note 1. Changes in accounting policies
a) Future accounting policy changes
For details on future accounting policy changes, refer to Note 30 to the consolidated financial statements included in our 2025 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2026.
Note 2. Significant estimates and assumptions
As disclosed in our 2025 Annual Report, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities, leases, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs. We continue to operate in an uncertain macroeconomic environment, which gives rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates.
The need to apply judgment particularly impacts estimates and assumptions relating to the allowance for credit losses, where significant judgment continued to be inherent in the forecasting of forward-looking information. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of expected credit loss (ECL) allowance recognized and the period-over-period volatility of the provision for credit losses. Actual results could differ from these estimates and assumptions. See Note 5 to our consolidated financial statements in our 2025 Annual Report, and Note 5 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.

58	CIBC SECOND QUARTER 2026

Note 3. Fair value measurement
Fair value of financial instruments

		Carrying value
$ millions, as at		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2026	Financial assets
Apr. 30	Cash and deposits with banks	$53,518	$–	$–	$–	$53,518	$53,518	$–
	Securities	60,607	143,847	–	98,781	303,235	303,147	(88)
	Cash collateral on securities borrowed	25,077	–	–	–	25,077	25,077	–
	Securities purchased under resale agreements	78,071	12,838	–	–	90,909	90,909	–
	Loans
	Residential mortgages	288,520	3	–	–	288,523	288,027	(496)
	Personal	46,830	–	–	–	46,830	46,842	12
	Credit card	20,872	–	–	–	20,872	20,874	2
	Business and government	244,309	384	62	–	244,755	244,767	12
	Derivative instruments	–	34,940	–	–	34,940	34,940	–
	Other assets	22,411	532	–	–	22,943	22,943	–
	Financial liabilities
	Deposits
	Personal	$238,680	$–	$22,729	$–	$261,409	$261,529	$120
	Business and government	456,308	–	24,106	–	480,414	481,174	760
	Bank	30,710	–	–	–	30,710	30,710	–
	Secured borrowings	59,294	–	943	–	60,237	60,481	244
	Derivative instruments	–	41,726	–	–	41,726	41,726	–
	Obligations related to securities sold short	–	21,641	–	–	21,641	21,641	–
	Cash collateral on securities lent	10,232	–	–	–	10,232	10,232	–
	Obligations related to securities sold under repurchase agreements	134,396	–	9,609	–	144,005	144,005	–
	Other liabilities	24,633	265	32	–	24,930	24,930	–
	Subordinated indebtedness	6,722	–	–	–	6,722	6,945	223
2025	Financial assets
Oct. 31	Cash and deposits with banks	$44,003	$–	$–	$–	$44,003	$44,003	$–
	Securities	65,471	128,859	–	88,905	283,235	283,173	(62)
	Cash collateral on securities borrowed	21,697	–	–	–	21,697	21,697	–
	Securities purchased under resale agreements	69,044	17,651	–	–	86,695	86,695	–
	Loans
	Residential mortgages	286,456	3	–	–	286,459	287,328	869
	Personal	46,710	–	–	–	46,710	46,774	64
	Credit card	20,639	–	–	–	20,639	20,651	12
	Business and government	235,136	485	75	–	235,696	235,802	106
	Derivative instruments	–	38,352	–	–	38,352	38,352	–
	Other assets	25,069	674	–	–	25,743	25,743	–
	Financial liabilities
	Deposits
	Personal	$238,211	$–	$19,928	$–	$258,139	$258,629	$490
	Business and government	434,003	–	23,281	–	457,284	458,321	1,037
	Bank	26,723	–	–	–	26,723	26,723	–
	Secured borrowings	65,151	–	827	–	65,978	66,210	232
	Derivative instruments	–	41,411	–	–	41,411	41,411	–
	Obligations related to securities sold short	–	24,244	–	–	24,244	24,244	–
	Cash collateral on securities lent	6,031	–	–	–	6,031	6,031	–
	Obligations related to securities sold under repurchase agreements	121,907	–	8,135	–	130,042	130,042	–
	Other liabilities	22,357	220	8	–	22,585	22,585	–
	Subordinated indebtedness	7,819	–	–	–	7,819	8,091	272

CIBC SECOND QUARTER 2026	59

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2026 Apr. 30	2025 Oct. 31	2026 Apr. 30	2025 Oct. 31	2026 Apr. 30	2025 Oct. 31	2026 Apr. 30	2025 Oct. 31
Financial assets
Debt securities measured at FVTPL
Government issued or guaranteed	$11,146	$6,222	$34,743	$34,635	$–	$–	$45,889	$40,857
Corporate and other debt	–	–	4,718	4,537	100	103	4,818	4,640
Mortgage- and asset-backed	–	–	6,037	7,193	426	392	6,463	7,585
	11,146	6,222	45,498	46,365	526	495	57,170	53,082
Loans measured at FVTPL
Business and government	–	–	384	485	62 (1)	75 (1)	446	560
Residential mortgages	–	–	3	3	–	–	3	3
	–	–	387	488	62	75	449	563
Debt securities measured at FVOCI
Government issued or guaranteed	9,685	9,206	71,348	63,917	–	–	81,033	73,123
Corporate and other debt	–	–	10,872	10,106	–	–	10,872	10,106
Mortgage- and asset-backed	–	–	5,652	4,656	–	–	5,652	4,656
	9,685	9,206	87,872	78,679	–	–	97,557	87,885
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	85,579	74,686	1,062	1,048	1,260	1,063	87,901	76,797
Securities purchased under resale agreements measured at FVTPL	–	–	12,838	17,651	–	–	12,838	17,651
Other assets	–	–	532	674	–	–	532	674
Derivative instruments
Interest rate	6	2	5,188	6,027	18	79	5,212	6,108
Foreign exchange	–	–	13,408	16,845	–	–	13,408	16,845
Credit	–	–	3	41	33	36	36	77
Equity	4,385	5,761	6,601	5,729	3	51	10,989	11,541
Precious metal and other commodity	39	55	5,256	3,726	–	–	5,295	3,781
	4,430	5,818	30,456	32,368	54	166	34,940	38,352
Total financial assets	$110,840	$95,932	$178,645	$177,273	$1,902	$1,799	$291,387	$275,004
Financial liabilities
Deposits and other liabilities (2)	$–	$–	$(47,444)	$(43,788)	$(631)	$(476)	$(48,075)	$(44,264)
Obligations related to securities sold short	(6,883)	(6,150)	(14,758)	(18,094)	–	–	(21,641)	(24,244)
Obligations related to securities sold under repurchase agreements	–	–	(9,609)	(8,135)	–	–	(9,609)	(8,135)
Derivative instruments
Interest rate	(1)	(3)	(6,568)	(6,215)	(1,115)	(1,055)	(7,684)	(7,273)
Foreign exchange	–	–	(12,183)	(14,977)	–	(18)	(12,183)	(14,995)
Credit	–	–	(5)	(45)	(38)	(41)	(43)	(86)
Equity	(5,556)	(5,212)	(9,572)	(9,213)	(1)	(29)	(15,129)	(14,454)
Precious metal and other commodity	(240)	(48)	(6,447)	(4,555)	–	–	(6,687)	(4,603)
	(5,797)	(5,263)	(34,775)	(35,005)	(1,154)	(1,143)	(41,726)	(41,411)
Total financial liabilities	$(12,680)	$(11,413)	$(106,586)	$(105,022)	$(1,785)	$(1,619)	$(121,051)	$(118,054)
(1)	Includes loans designated at FVTPL.
(2)
Comprises deposits designated at FVTPL of $47,319 million (October 31, 2025: $43,723 million), net bifurcated embedded derivative liabilities of $
459 million (October 31, 2025: $
313 million), other liabilities designated at FVTPL of $32 million (October 31, 2025: $8 million), and other financial liabilities measured at fair value of $265 million (October 31, 2025: $220 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. Significant transfers made during the quarter ended April 30, 2026, included $3,063 million of securities measured at FVTPL or FVOCI from Level 1 to Level 2 and $1,397 million from Level 2 to Level 1, and $367 million of securities sold short from Level 1 to Level 2 and $196 million from Level 2 to Level 1, due to changes in observability in the inputs used to value these securities (for the quarter ended January 31, 2026, $1,625 million of securities measured at FVTPL or FVOCI were transferred from Level 1 to Level 2 and $468 million from Level 2 to Level 1, and $221 million of securities sold short from Level 1 to Level 2 and $197 million from Level 2 to Level 1). In addition, transfers between Level 2 and Level 3 were made during the quarters ended April 30, 2026 and January 31, 2026, primarily due to changes in the assessment of the observability of certain correlation, market volatility and probability inputs that were used in measuring the fair value of our FVO liabilities and derivatives.
The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

60	CIBC SECOND QUARTER 2026

		Net gains (losses) included in income (1)
$ millions, for the three months ended	Opening balance	Realized	Unrealized (2)	Net unrealized gains (losses) included in OCI (3)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Apr. 30, 2026
Debt securities measured at FVTPL
Corporate and other debt	$100	$–	$–	$–	$–	$–	$–	$–	$100
Mortgage- and asset-backed	319	–	–	–	–	–	139	(32)	426
Loans measured at FVTPL
Business and government	67	–	–	–	–	–	–	(5)	62
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	1,090	(4)	20	5	–	–	221	(72)	1,260
Derivative instruments
Interest rate	16	–	2	–	–	–	–	–	18
Foreign exchange	–	–	–	–	–	–	–	–	–
Credit	33	–	–	–	–	–	–	–	33
Equity	24	–	–	–	–	(21)	–	–	3
Total assets	$1,649	$(4)	$22	$5	$–	$(21)	$360	$(109)	$1,902
Deposits and other liabilities (4)	$(533)	$3	$(35)	$–	$–	$–	$(123)	$57	$(631)
Derivative instruments
Interest rate	(1,167)	–	(29)	–	–	70	–	11	(1,115)
Foreign exchange	(12)	–	–	–	–	12	–	–	–
Credit	(38)	–	–	–	–	–	–	–	(38)
Equity	(5)	–	–	–	–	4	–	–	(1)
Total liabilities	$(1,755)	$3	$(64)	$–	$–	$86	$(123)	$68	$(1,785)
Jan. 31, 2026
Debt securities measured at FVTPL
Corporate and other debt	$103	$–	$–	$(3)	$–	$–	$–	$–	$100
Mortgage- and asset-backed	392	–	–	–	–	–	12	(85)	319
Loans measured at FVTPL
Business and government	75	–	1	(2)	–	–	–	(7)	67
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	1,063	4	1	(2)	–	–	60	(36)	1,090
Derivative instruments
Interest rate	79	–	(13)	–	–	(50)	–	–	16
Foreign exchange	–	–	–	–	–	–	–	–	–
Credit	36	–	(3)	–	–	–	–	–	33
Equity	51	–	2	–	8	(37)	–	–	24
Total assets	$1,799	$4	$(12)	$(7)	$8	$(87)	$72	$(128)	$1,649
Deposits and other liabilities (4)	$(476)	$(3)	$(33)	$–	$–	$–	$(72)	$51	$(533)
Derivative instruments
Interest rate	(1,055)	–	(147)	–	–	15	–	20	(1,167)
Foreign exchange	(18)	–	(12)	–	–	18	–	–	(12)
Credit	(41)	–	3	–	–	–	–	–	(38)
Equity	(29)	–	1	–	–	28	(5)	–	(5)
Total liabilities	$(1,619)	$(3)	$(188)	$–	$–	$61	$(77)	$71	$(1,755)
Apr. 30, 2025
Debt securities measured at FVTPL
Corporate and other debt	$80	$–	$(6)	$(4)	$–	$–	$7	$–	$77
Mortgage- and asset-backed	72	–	–	–	386	–	–	(4)	454
Loans measured at FVTPL
Business and government	100	–	(3)	(5)	–	–	178	(9)	261
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	962	–	6	(6)	–	–	30	(14)	978
Derivative instruments
Interest rate	23	–	40	–	–	–	–	–	63
Foreign exchange	12	–	(12)	–	–	–	–	–	–
Credit	49	–	(3)	–	–	–	–	–	46
Equity	6	–	6	–	7	–	–	–	19
Total assets	$1,304	$–	$28	$(15)	$393	$–	$215	$(27)	$1,898
Deposits and other liabilities (4)	$(379)	$3	$10	$–	$–	$2	$(29)	$63	$(330)
Derivative instruments
Interest rate	(1,284)	–	155	–	–	96	–	17	(1,016)
Foreign exchange	–	–	(36)	–	–	–	–	–	(36)
Credit	(54)	–	3	–	–	–	–	–	(51)
Equity	(1)	–	–	–	(5)	–	(11)	–	(17)
Total liabilities	$(1,718)	$3	$132	$–	$(5)	$98	$(40)	$80	$(1,450)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(3)	Foreign exchange translation on debt securities and loans measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(4)
Includes deposits designated at FVTPL of $276 million (January 31, 2026: $249 million; April 30, 2025: $208 million), net bifurcated embedded derivative liabilities of $323 million (January 31, 2026: $276 million; April 30, 2025: $111 million) and other liabilities designated at FVTPL of $32 million (January 31, 2026: $8 million; April 30, 2025: $11 million).

CIBC SECOND QUARTER 2026	61

		Net gains (losses) included in income (1)
$ millions, for the six months ended	Opening balance	Realized	Unrealized (2)	Net unrealized gains (losses) included in OCI (3)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Apr. 30, 2026
Debt securities measured at FVTPL
Corporate and other debt	$103	$–	$–	$(3)	$–	$–	$–	$–	$100
Mortgage- and asset-backed	392	–	–	–	–	–	151	(117)	426
Loans measured at FVTPL
Business and government	75	–	1	(2)	–	–	–	(12)	62
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	1,063	–	21	3	–	–	281	(108)	1,260
Derivative instruments
Interest rate	79	–	(11)	–	–	(50)	–	–	18
Foreign exchange	–	–	–	–	–	–	–	–	–
Credit	36	–	(3)	–	–	–	–	–	33
Equity	51	–	2	–	8	(58)	–	–	3
Total assets	$1,799	$–	$10	$(2)	$8	$(108)	$432	$(237)	$1,902
Deposits and other liabilities (4)	$(476)	$(4)	$(68)	$–	$–	$–	$(195)	$112	$(631)
Derivative instruments
Interest rate	(1,055)	–	(176)	–	–	85	–	31	(1,115)
Foreign exchange	(18)	–	(12)	–	–	30	–	–	–
Credit	(41)	–	3	–	–	–	–	–	(38)
Equity	(29)	–	1	–	–	32	(5)	–	(1)
Total liabilities	$(1,619)	$(4)	$(252)	$–	$–	$147	$(200)	$143	$(1,785)
Apr. 30, 2025
Debt securities measured at FVTPL
Corporate and other debt	$–	$–	$(16)	$(4)	$–	$–	$97	$–	$77
Mortgage- and asset-backed	70	–	(1)	–	386	–	22	(23)	454
Loans measured at FVTPL
Business and government	105	–	(2)	(1)	–	–	178	(19)	261
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	640	(2)	26	3	–	–	334	(23)	978
Derivative instruments
Interest rate	51	–	17	–	–	(5)	–	–	63
Foreign exchange	–	–	–	–	–	–	–	–	–
Credit	44	–	2	–	–	–	–	–	46
Equity	6	–	6	–	7	–	–	–	19
Total assets	$916	$(2)	$32	$(2)	$393	$(5)	$631	$(65)	$1,898
Deposits and other liabilities (4)	$(416)	$2	$(13)	$–	$(3)	$4	$(30)	$126	$(330)
Derivative instruments
Interest rate	(1,028)	–	(155)	–	–	129	–	38	(1,016)
Foreign exchange	(4)	–	(32)	–	–	–	–	–	(36)
Credit	(50)	–	(1)	–	–	–	–	–	(51)
Equity	(1)	–	–	–	(5)	–	(11)	–	(17)
Total liabilities	$(1,499)	$2	$(201)	$–	$(8)	$133	$(41)	$164	$(1,450)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(3)	Foreign exchange translation on debt securities and loans measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(4)
Includes deposits designated at FVTPL of $276 million (April 30, 2025: $208 million), net bifurcated embedded derivative liabilities of $323 million (April 30, 2025: $111 million) and other liabilities designated at FVTPL of $32 million (April 30, 2025: $11 million).

Financial instruments designated at FVTPL (FVO)
A net gain of $14 million, net of hedges for the three months ended April 30, 2026 (a net gain of $40 million and a net gain of $20 million for the three months ended January 31, 2026 and April 30, 2025, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net,

was recognized for FVO assets and FVO liabilities. A net gain of $
54
million, net of hedges for the six months ended April 30, 2026 was recognized for FVO assets and FVO liabilities (a net gain of $
52
million for the six months ended April 30,
2025).
The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI.

62	CIBC SECOND QUARTER 2026

Note 4. Securities
Securities

$ millions, as at	2026 Apr. 30	2025 Oct. 31
	Carrying amount
Securities measured and designated at FVOCI	$98,781	$88,905
Securities measured at amortized cost (1)	60,607	65,471
Securities mandatorily measured and designated at FVTPL	143,847	128,859
Total securities	$303,235	$283,235
(1)	There were no sales of securities measured at amortized cost during the quarter (October 31, 2025: a realized gain of nil).
Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at					2026 Apr. 30					2025 Oct. 31
	Cost/ Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$18,429		$17	$(21)	$18,425	$15,531		$9	$(17)	$15,523
Other Canadian governments	14,741		97	(47)	14,791	16,484		50	(41)	16,493
U.S. Treasury and agencies	37,635		50	(36)	37,649	33,345		64	(58)	33,351
Other foreign governments	10,138		38	(8)	10,168	7,727		31	(2)	7,756
Mortgage-backed securities	3,936		12	(9)	3,939	3,716		5	(12)	3,709
Asset-backed securities	1,712		1	–	1,713	947		–	–	947
Corporate and other debt	10,858		19	(5)	10,872	10,092		17	(3)	10,106
	97,449		234	(126)	97,557	87,842		176	(133)	87,885
Corporate equity (2)	1,172		75	(23)	1,224	979		65	(24)	1,020
Total	$98,621		$309	$(149)	$98,781	$88,821		$241	$(157)	$88,905
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $23 million (October 31, 2025: $23 million).
(2)	Includes restricted stock.
Fair value of equity securities designated at FVOCI that were disposed of during the three months ended April 30, 2026 was nil

(nil and nil for the three months ended January 31, 2026 and April 30, 2025, respectively) and nil for the six months ended April 30, 2026 (April 30, 2025: nil), at the time of disposal.
Net realized cumulative
after-tax
loss
es
of $
3 million for the three months ended April 30, 2026 ($2 million of gains
and nil for the three months ended January 31, 2026 and April 30, 2025, respectively) and $1 million of losses for the six months ended April 30, 2026 (April 30, 2025:
 nil), were reclassified from AOCI to retained earnings, resulting from return on capital distributions from limited partnerships designated at FVOCI.
Dividend income recognized on equity securities designated at FVOCI that were still held as at April 30, 2026 was $
1
 million
(nil and nil for the three months ended January 31, 2026 and April 30, 2025, respectively) and $1 million for the six months ended April 30, 2026 (April 30, 2025: $2 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at April 30, 2026 was nil (nil and nil for the three months ended January 31, 2026 and April 30, 2025, respectively) and nil for the six months ended April 30, 2026 (April 30, 2025: nil).

CIBC SECOND QUARTER 2026	63

Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI and amortized cost:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
2026	Debt securities measured at FVOCI and amortized cost
Apr. 30	Balance at beginning of period	$6	$19	$47	$72
	Provision for (reversal of) credit losses (2)	–	1	(1)	–
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$6	$20	$46	$72
	Comprises:
	Debt securities measured at FVOCI	$3	$20	$–	$23
	Debt securities measured at amortized cost	3	–	46	49
2026	Debt securities measured at FVOCI and amortized cost
Jan. 31	Balance at beginning of period	$6	$20	$49	$75
	Reversal of credit losses (2)	–	–	(1)	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	(1)	(1)	(2)
	Balance at end of period	$6	$19	$47	$72
	Comprises:
	Debt securities measured at FVOCI	$3	$19	$–	$22
	Debt securities measured at amortized cost	3	–	47	50
2025	Debt securities measured at FVOCI and amortized cost
Apr. 30	Balance at beginning of period	$7	$18	$12	$37
	Reversal of credit losses (2)	(1)	(1)	–	(2)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	(1)	(1)	(2)
	Balance at end of period	$6	$16	$11	$33
	Comprises:
	Debt securities measured at FVOCI	$2	$16	$–	$18
	Debt securities measured at amortized cost	4	–	11	15

$ millions, as at or for the six months ended
2026	Debt securities measured at FVOCI and amortized cost
Apr. 30	Balance at beginning of period	$6	$20	$49	$75
	Provision for (reversal of) credit losses (2)	–	1	(2)	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	(1)	(1)	(2)
	Balance at end of period	$6	$20	$46	$72
2025	Debt securities measured at FVOCI and amortized cost
Apr. 30	Balance at beginning of period	$7	$17	$12	$36
	Reversal of credit losses (2)	(1)	(1)	(1)	(3)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$6	$16	$11	$33
(1)	Includes stage 3 ECL allowance on originated credit-impaired amortized cost debt securities.
(2)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

64	CIBC SECOND QUARTER 2026

Note 5. Loans
Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the three months ended	2026 Apr. 30
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$96	$160	$269	$525
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	4	(5)	(23)	(24)
Changes in model	–	–	(57)	(57)
Net remeasurement (2)	(36)	42	92	98
Transfers (2)
– to 12-month ECL	40	(37)	(3)	–
– to lifetime ECL performing	(3)	9	(6)	–
– to lifetime ECL credit-impaired	–	(2)	2	–
Total provision for (reversal of) credit losses (3)	5	7	5	17
Write-offs	–	–	(8)	(8)
Recoveries	–	–	1	1
Interest income on impaired loans	–	–	(11)	(11)
Foreign exchange and other	–	–	1	1
Balance at end of period	$101	$167	$257	$525
Personal
Balance at beginning of period	$249	$833	$193	$1,275
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	8	(12)	(8)	(12)
Changes in model	–	–	–	–
Net remeasurement (2)	(122)	200	144	222
Transfers (2)
– to 12-month ECL	133	(131)	(2)	–
– to lifetime ECL performing	(21)	25	(4)	–
– to lifetime ECL credit-impaired	(1)	(20)	21	–
Total provision for (reversal of) credit losses (3)	(3)	62	151	210
Write-offs	–	–	(159)	(159)
Recoveries	–	–	21	21
Interest income on impaired loans	–	–	(2)	(2)
Foreign exchange and other	5	(2)	2	5
Balance at end of period	$251	$893	$206	$1,350
Credit card
Balance at beginning of period	$281	$861	$–	$1,142
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	3	(6)	–	(3)
Changes in model	–	–	–	–
Net remeasurement (2)	(168)	290	118	240
Transfers (2)
– to 12-month ECL	181	(181)	–	–
– to lifetime ECL performing	(21)	21	–	–
– to lifetime ECL credit-impaired	(2)	(110)	112	–
Total provision for (reversal of) credit losses (3)	(7)	14	230	237
Write-offs	–	–	(270)	(270)
Recoveries	–	–	40	40
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of period	$274	$875	$–	$1,149
Business and government
Balance at beginning of period	$407	$877	$510	$1,794
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	8	(40)	(7)	(39)
Changes in model	–	–	–	–
Net remeasurement (2)	(30)	61	149	180
Transfers (2)
– to 12-month ECL	43	(43)	–	–
– to lifetime ECL performing	(12)	13	(1)	–
– to lifetime ECL credit-impaired	–	(21)	21	–
Total provision for (reversal of) credit losses (3)	9	(30)	162	141
Write-offs	–	–	(68)	(68)
Recoveries	–	–	9	9
Interest income on impaired loans	–	–	(27)	(27)
Foreign exchange and other	(4)	–	1	(3)
Balance at end of period	$412	$847	$587	$1,846
Total ECL allowance (4)	$1,038	$2,782	$1,050	$4,870
Comprises:
Loans	$896	$2,580	$1,044	$4,520
Undrawn credit facilities and other off-balance sheet exposures (5)	142	202	6	350
(1)	Excludes the disposal and write-off of impaired loans.
(2)
Transfers represent stage movements of ECL allowances before net remeasurement. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)
Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance
sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(4)
See Note 4 to the interim consolidated financial statements for the ECL allowance on debt securities measured at FVOCI and amortized cost. The ECL allowances for other financial assets classified at amortized cost were immaterial as at April 30, 2026, January 31, 2026 and April 30, 2025 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet.

CIBC SECOND QUARTER 2026	65

$ millions, as at or for the three months ended	2026 Jan. 31				2025 Apr. 30
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$100	$168	$306	$574	$91	$128	$253	$472
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	3	(9)	(23)	(29)	3	(6)	(21)	(24)
Changes in model	–	–	(63)	(63)	–	–	–	–
Net remeasurement (2)	(39)	31	65	57	(35)	42	48	55
Transfers (2)
– to 12-month ECL	36	(33)	(3)	–	38	(35)	(3)	–
– to lifetime ECL performing	(3)	7	(4)	–	(2)	6	(4)	–
– to lifetime ECL credit-impaired	–	(4)	4	–	–	(3)	3	–
Total provision for (reversal of) credit losses (3)	(3)	(8)	(24)	(35)	4	4	23	31
Write-offs	–	–	(3)	(3)	–	–	(2)	(2)
Recoveries	–	–	2	2	–	–	–	–
Interest income on impaired loans	–	–	(10)	(10)	–	–	(9)	(9)
Foreign exchange and other	(1)	–	(2)	(3)	(3)	–	(7)	(10)
Balance at end of period	$96	$160	$269	$525	$92	$132	$258	$482
Personal
Balance at beginning of period	$247	$803	$185	$1,235	$228	$680	$187	$1,095
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	9	(11)	(8)	(10)	9	(14)	(7)	(12)
Changes in model	–	–	–	–	5	21	–	26
Net remeasurement (2)	(142)	197	130	185	(198)	171	148	121
Transfers (2)
– to 12-month ECL	154	(152)	(2)	–	211	(208)	(3)	–
– to lifetime ECL performing	(17)	20	(3)	–	(10)	14	(4)	–
– to lifetime ECL credit-impaired	(1)	(19)	20	–	(1)	(17)	18	–
Total provision for (reversal of) credit losses (3)	3	35	137	175	16	(33)	152	135
Write-offs	–	–	(147)	(147)	–	–	(149)	(149)
Recoveries	–	–	20	20	–	–	24	24
Interest income on impaired loans	–	–	(2)	(2)	–	–	(2)	(2)
Foreign exchange and other	(1)	(5)	–	(6)	(2)	–	(6)	(8)
Balance at end of period	$249	$833	$193	$1,275	$242	$647	$206	$1,095
Credit card
Balance at beginning of period	$331	$717	$–	$1,048	$277	$683	$–	$960
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	5	(10)	–	(5)	9	(10)	–	(1)
Changes in model	(45)	87	–	42	–	–	–	–
Net remeasurement (2)	(201)	361	103	263	(225)	351	92	218
Transfers (2)
– to 12-month ECL	217	(217)	–	–	250	(250)	–	–
– to lifetime ECL performing	(25)	25	–	–	(19)	19	–	–
– to lifetime ECL credit-impaired	(1)	(102)	103	–	(1)	(91)	92	–
Total provision for (reversal of) credit losses (3)	(50)	144	206	300	14	19	184	217
Write-offs	–	–	(247)	(247)	–	–	(221)	(221)
Recoveries	–	–	41	41	–	–	37	37
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$281	$861	$–	$1,142	$291	$702	$–	$993
Business and government
Balance at beginning of period	$452	$932	$498	$1,882	$320	$1,057	$472	$1,849
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	6	(23)	(8)	(25)	7	(23)	(12)	(28)
Changes in model	–	–	–	–	1	2	–	3
Net remeasurement (2)	(52)	19	186	153	3	139	105	247
Transfers (2)
– to 12-month ECL	30	(29)	(1)	–	30	(29)	(1)	–
– to lifetime ECL performing	(17)	26	(9)	–	(15)	16	(1)	–
– to lifetime ECL credit-impaired	(3)	(30)	33	–	–	(13)	13	–
Total provision for (reversal of) credit losses (3)	(36)	(37)	201	128	26	92	104	222
Write-offs	–	–	(170)	(170)	–	–	(85)	(85)
Recoveries	–	–	7	7	–	–	3	3
Interest income on impaired loans	–	–	(27)	(27)	–	–	(24)	(24)
Foreign exchange and other	(9)	(18)	1	(26)	(13)	(46)	(21)	(80)
Balance at end of period	$407	$877	$510	$1,794	$333	$1,103	$449	$1,885
Total ECL allowance (4)	$1,033	$2,731	$972	$4,736	$958	$2,584	$913	$4,455
Comprises:
Loans	$895	$2,548	$966	$4,409	$844	$2,443	$904	$4,191
Undrawn credit facilities and other off-balance sheet exposures (5)	138	183	6	327	114	141	9	264
See previous page for footnote references.

66	CIBC SECOND QUARTER 2026

$ millions, as at or for the six months ended	2026 Apr. 30				2025 Apr. 30
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$100	$168	$306	$574	$89	$126	$234	$449
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	7	(14)	(46)	(53)	7	(11)	(36)	(40)
Changes in model	–	–	(120)	(120)	–	–	–	–
Net remeasurement (2)	(75)	73	157	155	(73)	78	89	94
Transfers (2)
– to 12-month ECL	76	(70)	(6)	–	74	(70)	(4)	–
– to lifetime ECL performing	(6)	16	(10)	–	(4)	13	(9)	–
– to lifetime ECL credit-impaired	–	(6)	6	–	–	(5)	5	–
Total provision for (reversal of) credit losses (3)	2	(1)	(19)	(18)	4	5	45	54
Write-offs	–	–	(11)	(11)	–	–	(4)	(4)
Recoveries	–	–	3	3	–	–	3	3
Interest income on impaired loans	–	–	(21)	(21)	–	–	(17)	(17)
Foreign exchange and other	(1)	–	(1)	(2)	(1)	1	(3)	(3)
Balance at end of period	$101	$167	$257	$525	$92	$132	$258	$482
Personal
Balance at beginning of period	$247	$803	$185	$1,235	$247	$546	$190	$983
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	17	(23)	(16)	(22)	16	(19)	(14)	(17)
Changes in model	–	–	–	–	(15)	97	–	82
Net remeasurement (2)	(264)	397	274	407	(317)	358	260	301
Transfers (2)
– to 12-month ECL	287	(283)	(4)	–	339	(334)	(5)	–
– to lifetime ECL performing	(38)	45	(7)	–	(25)	37	(12)	–
– to lifetime ECL credit-impaired	(2)	(39)	41	–	(2)	(36)	38	–
Total provision for (reversal of) credit losses (3)	–	97	288	385	(4)	103	267	366
Write-offs	–	–	(306)	(306)	–	–	(287)	(287)
Recoveries	–	–	41	41	–	–	41	41
Interest income on impaired loans	–	–	(4)	(4)	–	–	(4)	(4)
Foreign exchange and other	4	(7)	2	(1)	(1)	(2)	(1)	(4)
Balance at end of period	$251	$893	$206	$1,350	$242	$647	$206	$1,095
Credit card
Balance at beginning of period	$331	$717	$–	$1,048	$295	$660	$–	$955
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	8	(16)	–	(8)	19	(15)	–	4
Changes in model	(45)	87	–	42	(26)	32	–	6
Net remeasurement (2)	(369)	651	221	503	(438)	615	204	381
Transfers (2)
– to 12-month ECL	398	(398)	–	–	482	(482)	–	–
– to lifetime ECL performing	(46)	46	–	–	(40)	40	–	–
– to lifetime ECL credit-impaired	(3)	(212)	215	–	(1)	(148)	149	–
Total provision for (reversal of) credit losses (3)	(57)	158	436	537	(4)	42	353	391
Write-offs	–	–	(517)	(517)	–	–	(425)	(425)
Recoveries	–	–	81	81	–	–	72	72
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$274	$875	$–	$1,149	$291	$702	$–	$993
Business and government
Balance at beginning of period	$452	$932	$498	$1,882	$265	$1,061	$401	$1,727
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	14	(63)	(15)	(64)	21	(45)	(33)	(57)
Changes in model	–	–	–	–	1	2	–	3
Net remeasurement (2)	(82)	80	335	333	(5)	218	208	421
Transfers (2)
– to 12-month ECL	73	(72)	(1)	–	77	(74)	(3)	–
– to lifetime ECL performing	(29)	39	(10)	–	(22)	25	(3)	–
– to lifetime ECL credit-impaired	(3)	(51)	54	–	–	(75)	75	–
Total provision for (reversal of) credit losses (3)	(27)	(67)	363	269	72	51	244	367
Write-offs	–	–	(238)	(238)	–	–	(162)	(162)
Recoveries	–	–	16	16	–	–	17	17
Interest income on impaired loans	–	–	(54)	(54)	–	–	(47)	(47)
Foreign exchange and other	(13)	(18)	2	(29)	(4)	(9)	(4)	(17)
Balance at end of period	$412	$847	$587	$1,846	$333	$1,103	$449	$1,885
Total ECL allowance (4)	$1,038	$2,782	$1,050	$4,870	$958	$2,584	$913	$4,455
Comprises:
Loans	$896	$2,580	$1,044	$4,520	$844	$2,443	$904	$4,191
Undrawn credit facilities and other off-balance sheet exposures (5)	142	202	6	350	114	141	9	264
See previous pages for footnote references.

CIBC SECOND QUARTER 2026	67

Inputs, assumptions and model techniques
We continue to operate in an uncertain macroeconomic environment. There is inherent uncertainty in forecasting forward-looking information and estimating the impact that the macroeconomic environment, including from the conflict in the Middle East and its impact on energy prices, and from trade policy uncertainty related to the extension of an amended
Canada-U.S.-Mexico
trade deal, as well as other geopolitical events, will have on the level of ECL allowance and period-over-period volatility of the provision for credit losses. As a result, a heightened level of judgment in estimating ECLs in respect of all these elements, as discussed below, continued to be required. See Note 5 to our consolidated financial statements in our 2025 Annual Report and Note 2 to our interim consolidated financial statements for additional information concerning the significant estimates and credit judgment inherent in the estimation of ECL allowances.
The following tables provide the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
As at April 30, 2026	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real gross domestic product (GDP) year-over-year growth
Canada (2)	1.4%	1.9%	2.1%	2.3%	0.4%	1.1%
United States	1.8%	2.0%	2.9%	2.9%	0.7%	1.2%
Unemployment rate
Canada (2)	6.7%	6.0%	6.1%	5.5%	7.0%	6.8%
United States	4.6%	4.1%	3.8%	3.5%	5.0%	4.7%
Canadian Housing Price Index growth (2)	(0.6)%	3.2%	3.7%	5.2%	(5.1)%	–%
Canadian household debt service ratio	14.7%	14.9%	14.4%	14.6%	15.1%	15.7%
West Texas Intermediate Oil Price (US$)	$78	$68	$89	$80	$52	$55

As at January 31, 2026
Real GDP year-over-year growth
Canada (2)	1.3%	2.0%	1.8%	2.4%	0.4%	1.1%
United States	2.1%	1.8%	2.8%	2.7%	0.8%	1.0%
Unemployment rate
Canada (2)	6.4%	6.0%	6.0%	5.5%	7.0%	6.8%
United States	4.5%	4.1%	4.0%	3.5%	4.8%	4.5%
Canadian Housing Price Index growth (2)	1.4%	2.9%	5.0%	5.0%	(3.7)%	0.2%
Canadian household debt service ratio	14.6%	14.8%	14.4%	14.4%	15.2%	15.6%
West Texas Intermediate Oil Price (US$)	$65	$68	$71	$77	$51	$55

As at October 31, 2025
Real GDP year-over-year growth
Canada (2)	1.1%	2.0%	1.7%	2.4%	(0.4)%	1.1%
United States	2.0%	1.8%	2.8%	2.8%	0.7%	1.0%
Unemployment rate
Canada (2)	6.8%	6.1%	6.4%	5.5%	7.4%	7.0%
United States	4.4%	4.1%	3.9%	3.5%	5.0%	4.6%
Canadian Housing Price Index growth (2)	0.8%	2.7%	3.9%	4.7%	(3.7)%	(0.5)%
Canadian household debt service ratio	14.6%	14.7%	14.3%	14.4%	15.2%	15.6%
West Texas Intermediate Oil Price (US$)	$70	$67	$74	$83	$54	$58
(1)	The remaining forecast period is generally four years.
(2)
In our ECL calculation process, Canadian Real GDP year-over-year growth and Canadian unemployment rate are forecasted at the provincial level while Canadian Housing Price Index growth is forecasted at the municipal level. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

As required, the forward-looking information used to estimate ECLs reflects our expectations and uncertainties as at April 30, 2026, January 31, 2026, and October 31, 2025, respectively, and does not reflect changes in expectations that may have subsequently arisen. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons.
Our underlying base case projection as at April 30, 2026 continues to be characterized by slow real GDP growth and slightly lower, but still elevated unemployment rates in Canada, and slightly stronger growth in the U.S. in the near term. Consistent with October 31, 2025 and January 31, 2026, our base case projections for Canada and the U.S. as at April 30, 2026 assume that current tariffs will remain in place in the near term, with some reductions negotiated by 2027, but not to levels that existed prior to the announcements of the new U.S. administration. Our base case also continues to assume that interest rates will hold at current levels through 2026, and remain at higher than pre-pandemic
levels.
Our downside case forecasts as at April 30, 2026 and January 31, 2026 assume slower growth in Canada due to increasing economic uncertainty, while at October 31, 2025 our downside forecast assumed a recession in the near term and slower growth thereafter. Our downside case forecasts continue to be consistent with a more pronounced and longer lasting trade dispute between Canada and the U.S., including higher unemployment rates in Canada and lower business capital and consumer spending. Consistent with October 31, 2025 and January 31, 2026, the downside case forecast for the U.S. assumes slow growth for the near term and reflects slower recoveries thereafter to lower levels of sustained economic activity and persistently higher unemployment rates. The upside scenario continues to reflect a better economic environment than the base case forecast.
As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment. To address the significant uncertainties inherent in the current environment, we continue to utilize management overlays with respect to the impact of certain forward-looking information and credit metrics that are not expected to be as indicative of the credit condition of the portfolios as the historical experience in our models would have otherwise suggested. The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized.

68	CIBC SECOND QUARTER 2026

If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $332 million lower than the recognized ECL as at April 30, 2026 (October 31, 2025: $420 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $717 million higher than the recognized ECL as at April 30, 2026 (October 31, 2025: $853 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the significant increase in credit risk

(SICR)

that would have resulted in a
100
% base case scenario or a
100
% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.
The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance
sheet exposures based on our risk management probability of default (PD) bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of our 2025 Annual Report for details on the CIBC risk categories.
Loans
(1)

$ millions, as at					2026 Apr. 30					2025 Oct. 31
	Stage 1	Stage 2	Stage 3	(2)	Total	Stage 1	Stage 2	Stage 3	(2)	Total
Residential mortgages
– Exceptionally low	$174,613	$649	$–		$175,262	$171,983	$227	$–		$172,210
– Very low	83,205	1,375	–		84,580	85,628	1,171	–		86,799
– Low	12,440	2,556	–		14,996	10,987	2,749	–		13,736
– Medium	1,278	6,576	–		7,854	1,041	7,071	–		8,112
– High	14	1,898	–		1,912	11	1,859	–		1,870
– Default	–	–	1,335		1,335	–	–	1,097		1,097
– Not rated	2,754	169	186		3,109	2,808	183	218		3,209
Gross residential mortgages (3)(4)	274,304	13,223	1,521		289,048	272,458	13,260	1,315		287,033
ECL allowance	101	167	257		525	100	168	306		574
Net residential mortgages	274,203	13,056	1,264		288,523	272,358	13,092	1,009		286,459
Personal
– Exceptionally low	18,738	112	–		18,850	18,316	136	–		18,452
– Very low	10,616	272	–		10,888	10,794	324	–		11,118
– Low	7,001	1,469	–		8,470	6,404	2,104	–		8,508
– Medium	4,641	2,424	–		7,065	4,502	2,506	–		7,008
– High	748	965	–		1,713	759	922	–		1,681
– Default	–	–	284		284	–	–	253		253
– Not rated	756	35	37		828	779	30	37		846
Gross personal (4)	42,500	5,277	321		48,098	41,554	6,022	290		47,866
ECL allowance	225	837	206		1,268	222	749	185		1,156
Net personal	42,275	4,440	115		46,830	41,332	5,273	105		46,710
Credit card
– Exceptionally low	7,403	–	–		7,403	7,117	–	–		7,117
– Very low	1,766	–	–		1,766	443	–	–		443
– Low	7,082	198	–		7,280	6,727	380	–		7,107
– Medium	2,955	918	–		3,873	5,008	1,116	–		6,124
– High	117	1,298	–		1,415	6	594	–		600
– Default	–	–	–		–	–	–	–		–
– Not rated	179	8	–		187	184	6	–		190
Gross credit card	19,502	2,422	–		21,924	19,485	2,096	–		21,581
ECL allowance	246	806	–		1,052	302	640	–		942
Net credit card	19,256	1,616	–		20,872	19,183	1,456	–		20,639
Business and government
– Investment grade	124,432	796	–		125,228	119,315	875	–		120,190
– Non-investment grade	105,810	8,582	–		114,392	102,145	8,807	–		110,952
– Watchlist	60	4,304	–		4,364	61	3,901	–		3,962
– Default	–	–	2,125		2,125	–	–	2,031		2,031
– Not rated	307	14	–		321	269	12	–		281
Gross business and government (3)	230,609	13,696	2,125		246,430	221,790	13,595	2,031		237,416
ECL allowance	324	770	581		1,675	359	870	491		1,720
Net business and government	230,285	12,926	1,544		244,755	221,431	12,725	1,540		235,696
Total net amount of loans	$566,019	$32,038	$2,923		$600,980	$554,304	$32,546	$2,654		$589,504
(1)
The table excludes debt securities measured at FVOCI, for which ECL allowances of $23 million (October 31, 2025: $23 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $49 million were recognized as at April 30, 2026 (October 31, 2025: $52 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at April 30, 2026 and October 31, 2025. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(2)	Excludes foreclosed assets of nil (October 31, 2025: $2 million), which were included in Other assets on our interim consolidated balance sheet.
(3)
Includes $3 million (October 31, 2025: $3 million) of residential mortgages and $446 million (October 31, 2025: $560 million) of business and government loans that are measured and designated at FVTPL.

(4)
The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a SICR has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

CIBC SECOND QUARTER 2026	69

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at				2026 Apr. 30				2025 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$184,441	$181	$–	$184,622	$176,040	$190	$–	$176,230
– Very low	19,162	470	–	19,632	14,237	572	–	14,809
– Low	11,059	1,110	–	12,169	14,867	1,705	–	16,572
– Medium	1,995	1,120	–	3,115	2,449	1,508	–	3,957
– High	501	609	–	1,110	545	422	–	967
– Default	–	–	48	48	–	–	46	46
– Not rated	650	11	–	661	620	8	–	628
Gross retail	217,808	3,501	48	221,357	208,758	4,405	46	213,209
ECL allowance	54	125	–	179	54	131	–	185
Net retail	217,754	3,376	48	221,178	208,704	4,274	46	213,024
Business and government
– Investment grade	185,708	664	–	186,372	179,496	579	–	180,075
– Non-investment grade	79,565	3,217	–	82,782	79,909	2,659	–	82,568
– Watch list	34	1,083	–	1,117	57	1,046	–	1,103
– Default	–	–	192	192	–	–	217	217
– Not rated	607	71	–	678	947	42	–	989
Gross business and government	265,914	5,035	192	271,141	260,409	4,326	217	264,952
ECL allowance	88	77	6	171	93	62	7	162
Net business and government	265,826	4,958	186	270,970	260,316	4,264	210	264,790
Total net undrawn credit facilities and other off-balance sheet exposures	$483,580	$8,334	$234	$492,148	$469,020	$8,538	$256	$477,814
Note 6. Deposits
(1)(2)

$ millions, as at							2026 Apr. 30	2025 Oct. 31
	Payable on demand	(3)	Payable after notice	(4)	Payable on a fixed date	(5)(6)	Total	Total
Personal	$ 15,779		$ 149,660		$ 95,970		$261,409	$258,139
Business and government (7)	112,076		136,898		231,440		480,414	457,284
Bank	19,783		374		10,553		30,710	26,723
Secured borrowings (8)	–		–		60,237		60,237	65,978
Total deposits	$ 147,638		$ 286,932		$ 398,200		$832,770	$808,124
Comprises:
Held at amortized cost							$785,451	$764,401
Designated at fair value							47,319	43,723
Total deposits							$832,770	$808,124
Deposits include (9) :
Non-interest-bearing deposits
Canada							$91,885	$91,074
U.S.							13,498	12,894
Other international							6,217	5,963
Interest-bearing deposits
Canada							565,862	549,270
U.S.							108,741	107,607
Other international							46,567	41,316
Total deposits							$832,770	$808,124
(1)
Includes deposits of $312.1 billion (October 31, 2025: $298.3 billion) denominated in U.S. dollars and deposits of $69.8 billion (October 31, 2025: $70.0 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $0.7 billion (October 31, 2025: $0.5 billion).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)
Includes $72.5 billion (October 31, 2025: $67.0 billion) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)
Includes $17.9 billion (October 31, 2025: $17.3 billion) of structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.

(8)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.
(9)	Classification is based on geographical location of the CIBC office.
Note 7. Subordinated indebtedness
On April 21, 2026, we redeemed all $1.0 billion of our 1.96% Debentures due April 21, 2031. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon. The debentures qualified as Tier 2 capital.

70	CIBC SECOND QUARTER 2026

Note 8. Share capital
Common shares

	For the three months ended				For the six months ended
$ millions, except number of shares		2026 Apr. 30	2025 Apr. 30			2026 Apr. 30		2025 Apr. 30
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	920,350,037	$16,795	940,081,255	$17,027	926,614,036	$16,845	942,294,598	$17,011
Issuance pursuant to:
Equity-settled share-based compensation plans	802,648	54	143,000	9	2,696,883	173	1,404,526	86
Shareholder investment plan (1)	–	–	–	–	–	–	629	–
	921,152,685	$16,849	940,224,255	$17,036	929,310,919	$17,018	943,699,753	$17,097
Purchase of common shares for cancellation	(6,509,500)	(119)	(6,000,000)	(109)	(14,500,000)	(265)	(9,500,000)	(172)
Treasury shares	129,529	20	5,934	2	(38,205)	(3)	30,436	4
Balance at end of period	914,772,714	$16,750	934,230,189	$16,929	914,772,714	$16,750	934,230,189	$16,929
(1)
Commencing with dividends paid on January 28, 2025 and for future dividends declared until further notice, common shares received by participants under the shareholder investment plan were purchased from the open market, a change from issuance from Treasury. For the share purchase option, this change became effective February 1, 2025.

Normal course issuer bid (NCIB)
On September 8, 2025, we announced that the Toronto Stock Exchange had accepted the notice of our intention to commence an NCIB. Purchases under this bid will be completed upon the earlier of: (i) CIBC purchasing 20 million common shares; (ii) CIBC providing a notice of termination; or (iii) September 9, 2026. During the quarter, 6,509,500 common shares were purchased and cancelled at an average price of $136.60 for a total amount of $890 million. For the six months ended April 30, 2026, 14,500,000 common shares were purchased and cancelled at an average price of $130.50 for a total amount of $1,893 million. Since the inception of this NCIB, 18,000,000 common shares have been purchased and cancelled for a total amount of $2,286 million.
Preferred shares and other equity instruments
Issuance
Limited Recourse Capital Notes Series 9 (NVCC) (subordinated indebtedness) (LRCN Series 9 Notes)
On January 13, 2026, we issued USD$700 million principal amount of 6.500% LRCN Series 9 Notes. The LRCN Series 9 Notes mature on July 28, 2086, and bear interest at a fixed rate of 6.500% per annum (paid quarterly) until July 28, 2031. Starting on July 28, 2031 and every five years thereafter until July 28, 2081, the interest rate will be reset to the then current five-year U.S. Treasury Rate plus 2.727% per annum.
Concurrently with the issuance of the LRCN Series 9 Notes, we issued Non-cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 64 (NVCC) (Series 64 Preferred Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 64 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 9 Notes when due, the sole remedy of each LRCN Series 9 Note holder is limited to that holder’s proportionate share of the Series 64 Preferred Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 9 Notes, in whole or in part, on each January 28, April 28, July 28, and October 28, commencing on July 28, 2031, at par.
Regulatory capital, leverage and total loss absorbing capacity (TLAC) ratios
Our capital, leverage and TLAC ratios are presented in the table below:

$ millions, as at		2026 Apr. 30	2025 Oct. 31
Common Equity Tier 1 (CET1) capital		$48,707	$47,718
Tier 1 capital	A	56,067	54,105
Total capital		63,127	62,287
Total risk-weighted assets (RWA)	B	358,396	357,803
CET1 ratio		13.6%	13.3%
Tier 1 capital ratio		15.6%	15.1%
Total capital ratio		17.6%	17.4%
Leverage ratio exposure	C	$1,309,727	$1,261,098
Leverage ratio	A/C	4.3%	4.3%
TLAC available	D	$117,161	$114,102
TLAC ratio	D/B	32.7%	31.9%
TLAC leverage ratio	D/C	8.9%	9.0%
Our regulatory capital ratios are determined in accordance with the Capital Adequacy Requirements Guideline issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision. CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWA. OSFI also expects D-SIBs to hold a Domestic Stability Buffer (DSB) of 3.5%. This results in current targets, including all buffer requirements, for the CET1, Tier 1, and Total capital ratios of 11.5%, 13.0%, and 15.0%, respectively.
To supplement risk-based capital requirements, OSFI expects federally regulated deposit-taking institutions to have a leverage ratio, which is a non-risk-based capital metric, that meets or exceeds 3.5%, including a 0.5% D-SIB buffer.
Under the TLAC guideline, OSFI also requires D-SIBs to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). OSFI expects D-SIBs to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (3.5% as noted above), and a minimum TLAC leverage ratio of 7.25%.
These targets may be higher for certain institutions at OSFI’s discretion. During the quarter ended April 30, 2026, we have complied with OSFI’s regulatory capital, leverage ratio, and TLAC requirements.

CIBC SECOND QUARTER 2026	71

Note 9. Post-employment benefits
The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:
Defined benefit plan expense

	For the three months ended						For the six months ended
$ millions	2026 Apr. 30	2026 Jan. 31	2025 Apr. 30	2026 Apr. 30	2026 Jan. 31	2025 Apr. 30	2026 Apr. 30	2025 Apr. 30	2026 Apr. 30	2025 Apr. 30
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$64	$64	$57	$1	$1	$1	$128	$114	$2	$2
Net interest (income) expense	(23)	(24)	(20)	5	5	5	(47)	(40)	10	10
Interest expense on effect of asset ceiling	1	1	1	–	–	–	2	2	–	–
Plan administration costs	2	2	2	–	–	–	4	4	–	–
Net defined benefit plan expense recognized in net income	$44	$43	$40	$6	$6	$6	$87	$80	$12	$12
Defined contribution plan expense

	For the three months ended			For the six months ended
$ millions	2026 Apr. 30	2026 Jan. 31	2025 Apr. 30	2026 Apr. 30	2025 Apr. 30
Defined contribution pension plans	$21	$16	$23	$37	$43
Government pension plans (1)	64	61	58	125	114
Total	$85	$77	$81	$162	$157
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Remeasurement of employee defined benefit plans
(1)

	For the three months ended						For the six months ended
$ millions	2026 Apr. 30	2026 Jan. 31	2025 Apr. 30	2026 Apr. 30	2026 Jan. 31	2025 Apr. 30	2026 Apr. 30	2025 Apr. 30	2026 Apr. 30	2025 Apr. 30
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligations	$149	$153	$260	$6	$6	$8	$302	$94	$12	$1
Net actuarial gains (losses) on plan assets	29	(117)	(334)	–	–	–	(88)	(135)	–	–
Changes in asset ceiling excluding interest income	–	1	–	–	–	–	1	1	–	–
Net remeasurement gains (losses) recognized in OCI	$178	$37	$(74)	$6	$6	$8	$215	$(40)	$12	$1
(1)
The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

Note 10. Income taxes
The Canada Revenue Agency (CRA) has reassessed approximately $1,918 million of income taxes for CIBC’s 2011–2020 taxation years and proposed to reassess approximately
$
80
million of income taxes for the 2021 taxation year, related to the denial of deductions of certain dividends. Subsequent taxation years may also be similarly reassessed. CIBC filed a Notice of Appeal in respect of its 2011 taxation year to put the matter in litigation. CIBC is confident that its tax filing positions are appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.
CIBC has a potential aggregate exposure remaining in respect of foreign exchange capital loss matters. We expect that for the relevant years, these amounts could be approximately
$250
million of income taxes. No amounts have been accrued in the interim consolidated financial statements.

72	CIBC SECOND QUARTER 2026

Note 11. Earnings per share

	For the three months ended			For the six months ended
$ millions, except number of shares and per share amounts	2026 Apr. 30	2026 Jan. 31	2025 Apr. 30	2026 Apr. 30	2025 Apr. 30
Basic EPS
Net income attributable to equity shareholders	$2,457	$3,093	$1,998	$5,550	$4,161
Less: Preferred share dividends and distributions on other equity instruments	114	106	78	220	166
Net income attributable to common shareholders	$2,343	$2,987	$1,920	$5,330	$3,995
Weighted-average common shares outstanding (thousands)	917,401	924,661	938,495	921,091	940,297
Basic EPS	$2.55	$3.23	$2.05	$5.79	$4.25
Diluted EPS
Net income attributable to common shareholders	$2,343	$2,987	$1,920	$5,330	$3,995
Weighted-average common shares outstanding (thousands)	917,401	924,661	938,495	921,091	940,297
Add: Stock options potentially exercisable (1) (thousands)	6,896	6,740	4,253	6,813	4,796
Weighted-average diluted common shares outstanding (thousands)	924,297	931,401	942,748	927,904	945,093
Diluted EPS	$2.53	$3.21	$2.04	$5.74	$4.23
(1)
Excludes average options outstanding of nil (January 31, 2026: 1,166,927; April 30, 2025: 2,422,512) with a weighted-average exercise price of nil (January 31, 2026: $126.15; April 30, 2025: $94.35) for the quarter ended April 30, 2026, and average options outstanding of nil (April 30, 2025: 2,018,760) with a weighted-average price of nil (April 30, 2025: $94.35) for the six months ended April 30, 2026, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

Note 12. Contingent liabilities and provisions
Legal proceedings and other contingencies
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.
The provisions disclosed in Note 21 to the consolidated financial statements included in our 2025 Annual Report included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters. Tax examinations and disputes are excluded. Income tax matters are addressed in Note 18 to the consolidated financial statements included in our 2025 Annual Report and Note 10 to our interim consolidated financial statements.
CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.
CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $0.4 billion as at April 30, 2026. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at April 30, 2026, consist of the significant legal matters disclosed in Note 21 to the consolidated financial statements included in our 2025 Annual Report as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

CIBC SECOND QUARTER 2026	73

The following developments related to our significant legal proceedings occurred since the issuance of our 2025 annual consolidated financial statements:
•	Order Execution Only Class Actions: The Woodard settlement was approved by the court in December 2025. This matter is now closed.
•
Pope v. CIBC, CIBC Trust Corporation, and CIBC Asset Management Inc.:
The application for class certification was heard in January 2026. In February 2026, the court released its decision certifying the matter as a class action. The defendants are appealing the certification decision.

•
York County on Behalf of the County of York Retirement Fund v. Rambo, et al.:
In January 2026, the parties settled this matter, subject to court approval, with no contribution from CIBC and the underwriting defendants. In April 2026, the court granted preliminary approval of the settlement. Final approval is scheduled for August 2026.

•	Reale v. CIBC: CIBC’s motion to strike parts of the Statement of Claim has been adjourned.
•
Durkacz v CIBC et al.
–
Quantum BioPharma Shareholder Proposed Class Action
: In December 2025, CIBC, CIBC World Markets Inc., CIBC World Markets Corp., and another financial institution were named in a proposed class action filed in the U.S. District Court located in the Southern District of New York. The action is brought on behalf of shareholders of Quantum BioPharma Ltd and the allegations are very similar to the existing Quantum BioPharma case. The action alleges that the defendants or their customers used “spoofing,” an unlawful trading practice, to manipulate the market price of its shares, and seeks damages on behalf of investors who sold Quantum BioPharma shares during the class period of January 6, 2021 to October 15, 2025.

•	Harrington Global Opportunity Fund v. CIBC World Markets Inc.: In April 2026, the court excluded the plaintiff’s damages expert report in its entirety.
•	Quantum Biopharma v. CIBC World Markets Inc., et al.: In March 2026, the court denied in part and granted in part the defendants’ motions to dismiss.
•
Azarya v. CIBC et al.:
In April 2026, a proposed class action was commenced in Quebec against CIBC and several other financial institutions. The action seeks an unspecified amount for the reimbursement of currency conversion fees alleged to have been unlawfully charged to class members who reside or have resided in Quebec, as well as punitive damages.

Other than the items described above, there are no significant developments in the matters identified in Note 21 to the consolidated financial statements included in our 2025 Annual Report, and no new significant legal proceedings have arisen since the issuance of our 2025 annual consolidated financial statements.
Note 13. Interest income and expense
The table below provides the consolidated interest income and expense by accounting category.

	For the three months ended						For the six months ended
$ millions		2026 Apr. 30		2026 Jan. 31		2025 Apr. 30		2026 Apr. 30		2025 Apr. 30
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)(2)	$9,752	$6,562	$10,036	$6,843	$9,977	$7,403	$19,788	$13,405	$20,656	$15,673
Debt securities measured at FVOCI (1)	796	n/a	765	n/a	756	n/a	1,561	n/a	1,618	n/a
Other (3)	1,057	698	1,001	651	1,126	668	2,058	1,349	2,304	1,316
Total	$11,605	$7,260	$11,802	$7,494	$11,859	$8,071	$23,407	$14,754	$24,578	$16,989
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.
Note 14. Segmented information
CIBC has four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.
Canadian Personal and Business Banking provides clients across Canada with financial solutions, services and advice through our dedicated team members in banking centres and contact centres, as well as leading mobile and online banking platforms to help make their ambitions a reality.
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada. Our offering also includes an online brokerage platform for retail clients and asset management services for institutional investors.
U.S. Commercial Banking and Wealth Management provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as operating private and small business banking services in strategic markets across the U.S.
Capital Markets provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world. Leveraging the capabilities of our differentiated platform, Capital Markets also delivers multi-currency payments and innovative solutions for clients across our bank.
Corporate and Other includes the following functional groups – Chief Administrative Office, Global Technology, Data and AI, Risk Management, People, Culture and Talent, and Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean Bank Limited and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

74	CIBC SECOND QUARTER 2026

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2026	Net interest income	$2,581	$829	$577	$246	$112	$4,345
Apr. 30	Non-interest income (1)(2)	593	1,089	244	1,622	113	3,661
	Total revenue	3,174	1,918	821	1,868	225	8,006
	Provision for (reversal of) credit losses	474	121	21	(15)	4	605
	Amortization and impairment (3)	56	1	25	1	219	302
	Other non-interest expenses	1,515	959	444	806	173	3,897
	Income (loss) before income taxes	1,129	837	331	1,076	(171)	3,202
	Income taxes	283	223	71	284	(124)	737
	Net income (loss)	$846	$614	$260	$792	$(47)	$2,465
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$8	$8
	Equity shareholders	846	614	260	792	(55)	2,457
	Average assets (4)(5)	$343,988	$110,993	$66,313	$422,923	$217,295	$1,161,512
2026	Net interest income	$2,652	$830	$600	$111	$115	$4,308
Jan. 31	Non-interest income (1)(2)	643	1,093	274	1,906	174	4,090
	Total revenue	3,295	1,923	874	2,017	289	8,398
	Provision for credit losses	446	84	21	7	10	568
	Amortization and impairment (3)	57	–	27	–	217	301
	Other non-interest expenses	1,501	941	456	836	294	4,028
	Income (loss) before income taxes	1,291	898	370	1,174	(232)	3,501
	Income taxes	331	251	76	297	(554)	401
	Net income	$960	$647	$294	$877	$322	$3,100
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$–	$7	$7
	Equity shareholders	960	647	294	877	315	3,093
	Average assets (4)(5)	$343,836	$108,393	$65,220	$423,381	$214,052	$1,154,882
2025	Net interest income	$2,272	$707	$536	$171	$102	$3,788
Apr. 30	Non-interest income (1)(2)	587	933	233	1,374	107	3,234
	Total revenue	2,859	1,640	769	1,545	209	7,022
	Provision for credit losses	389	54	123	34	5	605
	Amortization and impairment (3)	57	–	25	–	199	281
	Other non-interest expenses	1,421	833	416	719	149	3,538
	Income (loss) before income taxes	992	753	205	792	(144)	2,598
	Income taxes	258	204	32	226	(129)	591
	Net income (loss)	$734	$549	$173	$566	$(15)	$2,007
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$9	$9
	Equity shareholders	734	549	173	566	(24)	1,998
	Average assets (4)(5)	$337,350	$102,709	$65,820	$370,517	$219,610	$1,096,006

$ millions, for the six months ended
2026	Net interest income	$5,233	$1,659	$1,177	$357	$227	$8,653
Apr. 30	Non-interest income (1)(2)	1,236	2,182	518	3,528	287	7,751
	Total revenue	6,469	3,841	1,695	3,885	514	16,404
	Provision for (reversal of) credit losses	920	205	42	(8)	14	1,173
	Amortization and impairment (3)	113	1	52	1	436	603
	Other non-interest expenses	3,016	1,900	900	1,642	467	7,925
	Income (loss) before income taxes	2,420	1,735	701	2,250	(403)	6,703
	Income taxes	614	474	147	581	(678)	1,138
	Net income	$1,806	$1,261	$554	$1,669	$275	$5,565
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$–	$15	$15
	Equity shareholders	1,806	1,261	554	1,669	260	5,550
	Average assets (4)(5)	$343,911	$109,671	$65,757	$423,156	$215,647	$1,158,142
2025	Net interest income	$4,598	$1,425	$1,098	$241	$227	$7,589
Apr. 30	Non-interest income (1)(2)	1,184	1,918	518	2,878	216	6,714
	Total revenue	5,782	3,343	1,616	3,119	443	14,303
	Provision for credit losses	817	93	191	55	22	1,178
	Amortization and impairment (3)	115	1	48	1	402	567
	Other non-interest expenses	2,823	1,685	863	1,423	336	7,130
	Income (loss) before income taxes	2,027	1,564	514	1,640	(317)	5,428
	Income taxes	528	424	85	455	(242)	1,250
	Net income (loss)	$1,499	$1,140	$429	$1,185	$(75)	$4,178
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$17	$17
	Equity shareholders	1,499	1,140	429	1,185	(92)	4,161
	Average assets (4)(5)	$337,774	$101,573	$65,805	$373,026	$219,251	$1,097,429
(1)
The fee and commission income within non-interest income consists primarily of underwriting and advisory fees, deposit and payment fees, credit fees, card fees, investment management and custodial fees, mutual fund fees and commissions on securities transactions. Underwriting and advisory fees are earned primarily in Capital Markets with the remainder earned in Canadian Commercial Banking and Wealth Management. Deposit and payment fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Canadian Commercial Banking and Wealth Management, Capital Markets, and Corporate and Other. Credit fees are earned primarily in Canadian Commercial Banking and Wealth Management, Capital Markets, and U.S. Commercial Banking and Wealth Management. Card fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Corporate and Other. Investment management and custodial fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management, with the remainder earned mainly in Corporate and Other. Mutual fund fees are earned primarily in Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Canadian Personal and Business Banking. Commissions on securities transactions are earned primarily in Capital Markets, and Canadian Commercial Banking and Wealth Management.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Average balances are calculated as a weighted average of daily closing balances.

CIBC SECOND QUARTER 2026	75

TO REACH US:
Corporate Secretary
: Shareholders may
e-mail:
corporate.secretary@cibc.com
Investor Relations
: Financial analysts, portfolio managers and other investors requiring financial information may call
1-888-713-5457,
or
e-mail:
Mailbox.InvestorRelations@cibc.com
Communications and Public Affairs
: Financial, business and trade media may
e-mail:
corpcommmailbox@cibc.com
CIBC Telephone Banking
: As part of our commitment to our clients, information about CIBC products and services is available by calling
1-800-465-2422
toll-free across Canada.
Online Investor Presentations
: Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at
www.cibc.com
; About CIBC.
Earnings Conference Call
: CIBC’s second quarter conference call with analysts and investors will take place on Thursday, May 28, 2026 at 7:30 a.m. (ET). The call will be available in English
(647-557-5624,
or
toll-free
1-888-440-4413,
passcode 6873827#) and French
(438-799-5050,
or
toll-free
1-888-440-6444,
passcode 3423598#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) June 11, 2026. To access the replay in English, call
647-362-9199
or
1-800-770-2030,
passcode 6873827#. To access the replay in French, call
647-362-9199
or
1-800-770-2030,
passcode 3423598#.
Audio Webcast
: A live audio webcast of CIBC’s second quarter results conference call will take place on Thursday, May 28, 2026 at 7:30 a.m. (ET) in English and French. To access the audio webcast, go to
www.cibc.com
; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on
www.cibc.com
; About CIBC.
Annual Meeting
: CIBC’s next Annual Meeting of Shareholders will be held on April 8, 2027.
Regulatory Capital
: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at
www.cibc.com
; About CIBC; Investor Relations; Regulatory Capital Instruments.
Bail-in
Debt
: Information on CIBC’s
bail-in
debt and total loss absorbing capacity instruments may be found at
www.cibc.com
; About CIBC; Investor Relations; Debt Information;
Bail-in
Debt.
Nothing in CIBC’s website
www.cibc.com
should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to TSX Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or
e-mail:
shareholderinquiries@tmx.com.
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact TSX Trust Company (Canada) at
416-682-3860,
toll-free at
1-800-258-0499,
or by
e-mail
at shareholderinquiries@tmx.com.
PURCHASE PRICE OF COMMON SHARES
UNDER THE
SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

Feb. 2/26	$129.11

Mar. 2/26	$137.08

Apr. 1/26	$133.90

Apr. 28/26		$150.25

Canadian Imperial Bank of Commerce
Head Office: CIBC Square, Toronto, Ontario, M5J 0E7, Canada
www.cibc.com